Financial highlights

			in / end of		% change		in / end of	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Net income (CHF million)

Income/(loss) from continuing operations	(5,486)	(1,267)	530	333	–	(7,687)	7,754	–

Net income/(loss)	(6,024)	(1,261)	540	378	–	(8,218)	7,760	–

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	(4.87)	(1.23)	0.52	296	–	(7.33)	7.42	–

Basic earnings/(loss) per share	(5.34)	(1.22)	0.53	338	–	(7.83)	7.43	–

Diluted earnings/(loss) per share from continuing operations	(4.87)	(1.23)	0.48	296	–	(7.33)	6.95	–

Diluted earnings/(loss) per share	(5.34)	(1.22)	0.49	338	–	(7.83)	6.96	–

Return on equity (%)

Return on equity (annualized)	(62.0)	(13.1)	5.1	–	–	(21.1)	18.0	–

Core Results (CHF million)

Net revenues	(1,830)	3,023	6,458	–	–	11,862	34,539	(66)

Provision for credit losses	486	131	203	271	139	813	240	239

Total operating expenses	6,344	5,393	6,066	18	5	23,212	25,159	(8)

Income/(loss) from continuing operations before taxes	(8,660)	(2,501)	189	246	–	(12,163)	9,140	–

Core Results statement of income metrics (%)

Cost/income ratio	–	178.4	93.9	–	–	195.7	72.8	–

Pre-tax income margin	–	(82.7)	2.9	–	–	(102.5)	26.5	–

Effective tax rate	36.7	50.5	(215.3)	–	–	37.8	13.7	–

Income margin from continuing operations	–	(41.9)	8.2	–	–	(64.8)	22.4	–

Net income margin	–	(41.7)	8.4	–	–	(69.3)	22.5	–

Assets under management and net new assets (CHF billion)

Assets under management from continuing operations	1,106.1	1,283.4	1,462.8	(13.8)	(24.4)	1,106.1	1,462.8	(24.4)

Net new assets	(12.6)	3.6	(14.3)	–	–	(3.0)	43.2	–

Balance sheet statistics (CHF million)

Total assets	1,170,350	1,393,599	1,360,680	(16)	(14)	1,170,350	1,360,680	(14)

Net loans	235,797	248,659	240,534	(5)	(2)	235,797	240,534	(2)

Total shareholders' equity	32,302	39,023	43,199	(17)	(25)	32,302	43,199	(25)

Book value per share outstanding (CHF)

Total book value per share	27.75	37.47	42.33	(26)	(34)	27.75	42.33	(34)

Tangible book value per share [1]	19.37	26.68	31.23	(27)	(38)	19.37	31.23	(38)

Shares outstanding (million)

Common shares issued	1,184.6	1,134.2	1,162.4	4	2	1,184.6	1,162.4	2

Treasury shares	(20.7)	(92.8)	(141.8)	(78)	(85)	(20.7)	(141.8)	(85)

Shares outstanding	1,163.9	1,041.4	1,020.6	12	14	1,163.9	1,020.6	14

Market capitalization

Market capitalization (CHF million)	33,762	56,596	76,024	(40)	(56)	33,762	76,024	(56)

Market capitalization (USD million)	33,478	54,759	67,093	(39)	(50)	33,478	67,093	(50)

BIS statistics

Risk-weighted assets (CHF million) [2]	257,467	308,142	312,068	(16)	(17)	257,467	312,068	(17)

Tier 1 ratio (%) [2]	13.3	10.4	11.1	–	–	13.3	11.1	–

Total capital ratio (%) [2]	17.9	14.6	14.5	–	–	17.9	14.5	–

Number of employees (full-time equivalents)

Number of employees	47,800	50,300	48,100	(5)	(1)	47,800	48,100	(1)

1 Based on tangible shareholders' equity, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. 2 Under Basel II from January 1, 2008. Prior periods are reported under Basel I and are therefore not comparable. For further information, refer to IV – Treasury and Risk management – Treasury management.

Dear shareholders

Brady W. Dougan, Chief Executive Officer (left), Walter B. Kielholz, Chairman of the Board of Directors.

While our fourth-quarter loss is clearly disappointing, we entered 2009 with a very strong capital position, a robust business model, a clear strategy and well-positioned businesses. We accelerated the implementation of our strategic plan, underscoring our ability to remain agile and respond decisively to changes in our operating environment. We believe that our actions position Credit Suisse well for a protracted period of market disruption or for a market recovery. In Investment Banking, we continued to reduce our illiquid assets and overall risk. The widespread market disruption adversely affected most of our businesses, and Credit Suisse recorded a fourth-quarter net loss of CHF 6.0 billion. The loss from continuing operations, excluding after-tax costs of the accelerated implementation of the strategic plan, amounted to CHF 4.9 billion.

Review of fourth quarter 2008 results
Private Banking proved its resilience, delivering solid net revenues of CHF 3.1 billion and pre-tax income of CHF 876 million, down 36% from the prior-year period. Wealth Management continued to attract strong net client inflows of CHF 13.8 billion in a period of ongoing market turmoil. These inflows were affected by deleveraging of CHF 11.8 billion, resulting in net new assets of CHF 2.0 billion. Wealth Management had solid net revenues of CHF 2.0 billion, but pre-tax income of CHF 363 million reflected net provisions related to auction rate securities, a charge related to the close-out of a client’s account, and an increase in provision for credit losses. Corporate & Retail Banking reported fourth-quarter net revenues of CHF 1.1 billion, up 9%, and pre-tax income of CHF 513 million, up 28%. The strong fourth-quarter result from Corporate & Retail Banking contributed to record pre-tax income in the full year.

In Investment Banking, we reported a pre-tax loss of CHF 7.8 billion. The result included net writedowns in the leveraged finance and structured products businesses of CHF 3.2 billion and significant trading losses. In December 2008, as index-hedge positions rallied and cash markets depreciated, we incurred significant losses due to standard hedges becoming ineffective in the extraordinary market environment. In addition, our results were negatively impacted by a severe widening of credit spreads, resulting in sharp declines in fair value levels of credit instruments across most markets. However, results were solid in the client-driven businesses, including flow-based rate products, foreign exchange, prime services and cash equities. Illiquid leveraged finance and structured products assets as of the end of 2008 were down 53% from the end of the third quarter of 2008 and 87% from the end of the third quarter of 2007. Risk-weighted assets declined 31% from the end of 2007 and 15% from the end of the third quarter of 2008 to USD 163 billion as of the end of 2008, and are targeted to decline to USD 135 billion by the end of 2009.

In Asset Management, we reported a pre-tax loss of CHF 670 million, which included significant unrealized private equity and other investment-related losses and net losses from securities purchased from our money market funds.

Accelerated implementation of strategic plan
The accelerated implementation of our strategic plan, as announced in December, is expected to bring about a further substantial reduction of our risk and cost base, thus freeing up capital. It will also help Credit Suisse to address challenges and capture opportunities in the new market environment. As a result, we are reducing headcount by approximately 5,300. By the end of 2008, 2,600 of these reductions had taken place and the rest are expected to take place by the middle of 2009. We are on track to lower costs by CHF 2 billion through these strategic measures.

Our strategy is clear: we remain committed to the integrated model, which we believe enables us to most effectively deliver best-in-class service to our clients while realizing enhanced operating efficiencies. Collaboration between our businesses provides a source of stable, high-margin revenues.

In Private Banking, we will continue to judiciously invest in growth, both globally and in our Swiss businesses. We continued to make progress in the fourth quarter with our international growth strategy.

In Investment Banking, we are repositioning the business by: reducing risk capital usage, including exiting certain proprietary and principal trading businesses; reducing volatility; improving capital efficiency; increasing our emphasis on client and flow-based businesses; and reducing risk limits for complex and structured products.

In Asset Management, we focused our resources on alternative investments, asset allocation and the Swiss businesses, all of which are scalable, high-margin businesses that provide excellent investment opportunities for our clients. In the fourth quarter, we decided to close certain money market funds and agreed to sell the majority of our traditional funds business to Aberdeen Asset Management, one of the UK’s leading asset managers, for a stake of up to 24.9% in Aberdeen. The new organization also provides further potential to reduce costs.

Responsible compensation policy
Compensation is an important issue – important in the way we manage our business and also in the wider social context. It is a difficult topic in this environment, but having variable compensation is vital to enable us to respond flexibly in an industry with cyclical revenue patterns. We have worked hard to try and take a prudent and constructive approach, designed to reflect the performance of individuals and the firm and, at the same time, more closely align the interests of employees with those of shareholders. For 2008, variable compensation paid as unrestricted cash was down over 60% compared to 2007. The actual year-on-year decrease in compensation varied according to business area and seniority. The decline was more pronounced for senior employees than for junior employees.

Our managing directors did not receive unrestricted cash payments in addition to salary. Instead, the vast majority of payments were made as retention awards. Many of our managing directors and directors received awards in the new PAF program, which will only pay out over time with the liquidation of the assets.

Overall variable compensation, which includes unrestricted cash and retention payments designed to align the interests of shareholders and employees, declined 44% compared to the prior year.
The Chairman, the CEO of the Group and the CEO of Investment Banking did not receive variable compensation. With the exception of three individuals who had contractual arrangements, the remaining members of the Executive Board only received retention payments in addition to their salary, and they did not receive any unrestricted cash. We believe that the decision to make retention awards for 2008 will support motivation among our senior people and will engage them in creating value for shareholders.

We have tried to strike the right balance in a difficult environment, and we believe we have taken responsible measures consistent with our aim to balance the interests of our shareholders and employees.

Credit Suisse has one of the strongest capital ratios in the industry – 13.3% at the end of the fourth quarter – which we achieved without significantly diluting shareholders. We have had good access to the capital markets and raised a total of CHF 37.1 billion of long-term debt in 2008. In the fourth quarter, Credit Suisse issued CHF 1.3 billion of senior long-term debt, underlining the bank’s ongoing position as an attractive issuer even in turbulent markets.

The Board of Directors will propose a cash dividend of CHF 0.10 at the Annual General Meeting on April 24, 2009 for the financial year 2008, compared to a cash dividend of CHF 2.50 per share for the financial year 2007.

Credit Suisse has had a strong start to 2009 and was profitable across all divisions year to date. Overall, we have positioned our businesses to be less susceptible to negative market trends if they persist in the coming months and to prosper when markets recover.

Yours sincerely

Walter B. Kielholz Brady W. Dougan
February 2009

Dear shareholders
Credit Suisse at a glance
I – Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
II – Results by division
Private Banking
Wealth Management
Corporate & Retail Banking
Investment Banking
Asset Management
III – Overview of Results and Assets under Management
Results
Assets under Management
IV – Treasury and Risk management
Treasury management
Risk management
V – Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Business developments
Note 3 Discontinued operations
Note 4 Segment reporting
Note 5 Net interest income
Note 6 Commissions and fees
Note 7 Other revenues
Note 8 Provision for credit losses
Note 9 Compensation and benefits
Note 10 General and administrative expenses
Note 11 Earnings per share
Note 12 Trading assets and liabilities
Note 13 Loans
Note 14 Other assets and liabilities
Note 15 Long-term debt
Note 16 Accumulated other comprehensive income
Note 17 Tax
Note 18 Employee share-based compensation and other benefits
Note 19 Pension
Note 20 Guarantees and commitments
Note 21 Fair value of financial instruments
Note 22 Litigation
VI – Investor information
Investor information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and high-net-worth individuals worldwide, as well as to retail clients in Switzerland. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and a team of around 47,800 employees from approximately 100 different nations.

Private Banking
In Private Banking, we offer comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, we supply banking products and services to high-net-worth, corporate and retail clients.

Investment Banking
In Investment Banking, we offer investment banking and securities products and services to corporate, institutional and government clients around the world. Our products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

Asset Management
In Asset Management, we offer integrated investment solutions and services to institutions, governments and private clients. We provide access to a wide range of investment classes, building on our global strengths in alternative investments and traditional investment strategies.

I – Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Operating environment
4Q08 was impacted by a very weak operating environment. As a result, many financial assets experienced further significant price declines. The global policy response has been strong and efforts to increase fiscal measures remained crucial.

Economic environment
Over the quarter, there was a sharp deterioration in economic indicators, with several reaching all-time lows. Major industrialized countries are experiencing recessions and emerging markets are experiencing a pronounced slow-down. Following the bankruptcy of Lehman Brothers, risk aversion increased sharply and, as a result, there was a significant sell-off in many financial asset classes. Bond spreads and interbank interest rates spiked up in October, increasing financing costs not only for banks, but also for highly-rated non-financial borrowers. This situation improved at the end of the year. (Refer to the chart “Money markets”.)

Declining commodity prices contributed to sharply lower inflation, which had been a key concern for central banks as recently as 3Q08. The lower inflation outlook allowed central banks to cut interest rates aggressively in 4Q08. Major central banks cut interest rates, with the US Federal Reserve (Fed) setting its target range to 0.0%-0.25% and the European Central Bank (ECB) and the Swiss National Bank (SNB) setting their target rates at 2.5% and 0.5%, respectively. With rates approaching zero in the US, the Fed switched to what is referred to as a “credit easing” strategy, where it provides credit directly to the private sector via the purchase of commercial paper and mortgage-backed securities and support for the market for asset-backed securities (ABS).

Many governments announced economic stimulus and recovery programs.
Yields on US treasuries declined significantly compared to the previous quarter. In mid-December, yields on US three-month notes were negative, as investors focused on safety rather than returns. (Refer to the chart “Yield curves”.)

Deleveraging, flight to quality and aggressive monetary easing outside the US strengthened the US dollar in 4Q08 until early December, when it began to weaken substantially. The Swiss franc strongly outperformed in Europe, reflecting Switzerland’s relative strength as a net lender and the unwinding of carry trades. The euro fell to an all-time low of 1.43 against the Swiss franc. Only the aggressive easing by the SNB, which widened the rate spread to the euro, substantially eased upward pressure on the Swiss franc, and the exchange rate recovered to above 1.50. The Japanese yen benefited in an environment of high risk aversion, high volatility and narrowing interest rate differentials.

Worldwide, equity markets saw further sharp declines in 4Q08 (refer to the chart “Equity markets”). Volatility increased dramatically, exceeding the high levels in 3Q08.
The commodity markets were affected by deleveraging and efforts to lower risk exposures by market participants. The momentum of deleveraging declined and the focus on the commodity markets shifted to the deteriorating fundamentals of the economic environment. Physical demand for base metals and energy products declined further in 4Q08, leaving most markets with rising inventory levels and increasing oversupply. During the second half of the quarter, production cuts began in energy products and base metals, however, these cuts did not happen fast enough to stabilize markets. US oil consumption stopped declining on a seasonally adjusted basis. Gold prices were more stable than the rest of the commodity complex.

Sector environment
Financial markets remained their most challenging ever, with dysfunctional funding markets deteriorating from September levels, erratic currency markets, intensified deleveraging, continuing forced asset sales and new highs in credit spreads and market volatility. Record equity volatility persisted, with the Chicago Board Options Exchange Volatility Index (VIX) reaching levels above 80 and remaining at historically elevated levels for some time, as market participants, including hedge funds, continued to unwind positions and prepare for high redemption levels.

The intensified deterioration of financial markets in 4Q08 resulted in further historical events in the financial services industry, ranging from broad government capital injections to nationalization of banks. The US Treasury announced a plan to invest up to USD 250 billion of Troubled Asset Relief Program (TARP) funds directly into banks, and the US Federal Deposit Insurance Corporation announced an unlimited guarantee on certain bank deposits. The US Treasury has so far declined to use TARP funds to purchase distressed assets, resulting in severe price corrections in certain assets within TARP’s scope. In Europe, countries supporting banks directly included Austria, Belgium, France, Germany, Iceland, Ireland, Luxembourg, the Netherlands, Switzerland and the UK. Governments issued guarantees of debt securities and certain assets of eligible financial institutions and issued or increased the amount of guarantees on bank deposits. In Switzerland, bank deposit guarantees increased from CHF 30,000 to CHF 100,000.

Equity trading volumes were supported by high volatility levels. However, the emergence of new trading platforms caused major stock exchanges to lose market share. As equity and commodity markets turned extremely volatile, demand for government bonds increased. Announced mergers & acquisitions (M&A) volumes for the year were down 29%, both globally and in Europe. 4Q08 saw a decrease of 29% for announced M&A globally and 26% for Europe, both compared to 3Q08. Global initial public offerings (IPO) activity slowed significantly in 2008, as investors stayed away from capital markets amid the economic and financial crisis. Debt underwriting revenues were down 38% globally, compared to 2007, with European revenues down 36% for the year (refer to the table “Market volumes”).

Market volumes (growth in %)

		Global		Europe

	QoQ	YoY	QoQ	YoY

Equity trading volume [1]	(11)	(11)	(17)	(27)

Fixed income trading volume [2]	5	2	23	23

Announced mergers and acquisitions [3]	(29)	(29)	(26)	(29)

Completed mergers and acquisitions [3]	(9)	(28)	(21)	(24)

Equity underwriting [3]	(7)	(36)	8	(40)

Debt underwriting [3]	(10)	(38)	(14)	(36)

Syndicated lending - investment grade [3]	(40)	(36)	–	–

1 LSE, Borsa Italiana, Deutsche Börse, BME, SWX Europe, NYSE Euronext, NASDAQ 2 Deutsche Börse, Federal Reserve Bank of New York 3 Dealogic

Credit Suisse
In 4Q08, we recorded a net loss of CHF 6,024 million, reflecting intensified market disruption and further significant valuation reductions and negative trading revenues in Investment Banking and losses in private equity and other investments in Asset Management. Private Banking reported solid net revenues despite the challenging operating environment. We further reduced our risk exposures and maintained a strong capital base. For 2008, we recorded a net loss of CHF 8,218 million.

Results

			in / end of		% change		in / end of	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Statements of income (CHF million)

Net interest income	2,656	1,920	2,153	38	23	8,536	8,442	1

Commissions and fees	3,181	3,673	4,781	(13)	(33)	14,812	18,929	(22)

Trading revenues	(6,736)	(2,266)	(721)	197	–	(9,880)	6,146	–

Other revenues	(3,569)	(643)	1,920	455	–	(4,200)	5,804	–

Net revenues	(4,468)	2,684	8,133	–	–	9,268	39,321	(76)

Provision for credit losses	486	131	203	271	139	813	240	239

Compensation and benefits	3,027	2,951	3,436	3	(12)	13,254	16,098	(18)

General and administrative expenses	2,773	1,930	2,014	44	38	7,809	6,833	14

Commission expenses	593	538	645	10	(8)	2,294	2,410	(5)

Total other operating expenses	3,366	2,468	2,659	36	27	10,103	9,243	9

Total operating expenses	6,393	5,419	6,095	18	5	23,357	25,341	(8)

Income/(loss) from continuing operations before taxes	(11,347)	(2,866)	1,835	296	–	(14,902)	13,740	–

Income tax expense/(benefit)	(3,175)	(1,263)	(407)	151	–	(4,596)	1,248	–

Minority interests	(2,686)	(336)	1,712	–	–	(2,619)	4,738	–

Income/(loss) from continuing operations	(5,486)	(1,267)	530	333	–	(7,687)	7,754	–

Income/(loss) from discontinued operations	(538)	6	10	–	–	(531)	6	–

Net income/(loss)	(6,024)	(1,261)	540	378	–	(8,218)	7,760	–

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	(4.87)	(1.23)	0.52	296	–	(7.33)	7.42	–

Basic earnings/(loss) per share	(5.34)	(1.22)	0.53	338	–	(7.83)	7.43	–

Diluted earnings/(loss) per share from continuing operations	(4.87)	(1.23)	0.48	296	–	(7.33)	6.95	–

Diluted earnings/(loss) per share	(5.34)	(1.22)	0.49	338	–	(7.83)	6.96	–

Return on equity (%)

Return on equity (annualized)	(62.0)	(13.1)	5.1	–	–	(21.1)	18.0	–

Return on tangible equity (annualized) [1]	(87.5)	(18.2)	6.9	–	–	(29.3)	24.5	–

BIS statistics

Risk-weighted assets (CHF million) [2]	257,467	308,142	312,068	(16)	(17)	257,467	312,068	(17)

Tier 1 capital (CHF million) [2]	34,208	32,170	34,737	6	(2)	34,208	34,737	(2)

Total eligible capital (CHF million) [2]	46,090	44,891	45,102	3	2	46,090	45,102	2

Tier 1 ratio (%) [2]	13.3	10.4	11.1	–	–	13.3	11.1	–

Total capital ratio (%) [2]	17.9	14.6	14.5	–	–	17.9	14.5	–

Number of employees (full-time equivalents)

Number of employees	47,800	50,300	48,100	(5)	(1)	47,800	48,100	(1)

1 Based on tangible shareholders' equity, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. 2 Under Basel II from January 1, 2008. Prior periods are reported under Basel I and are therefore not comparable. For further information, refer to IV – Treasury and Risk management – Treasury management.

Results summary
In 4Q08, we recorded a net loss of CHF 6,024 million, compared to net income of CHF 540 million in 4Q07 and a net loss of CHF 1,261 million in 3Q08. The net loss included a loss from discontinued operations of CHF 538 million relating to our agreement to sell part of our global investors business in Asset Management.

Private Banking delivered solid net revenues in Wealth Management and in Corporate & Retail Banking. The Private Banking results were impacted by a charge of CHF 190 million relating to the close-out of a client’s account, and additional net provisions relating to auction rate securities (ARS) of CHF 97 million.

In Investment Banking, net revenues were negative as the widespread market disruption continued into 4Q08. The results were also negatively impacted by a severe widening of credit spreads resulting in sharp declines in fair value levels of credit instruments across most markets and an increase in the divergence between the cash and synthetic markets. The results also reflected higher credit-related exposures to certain trading counterparties. Our combined leverage finance and structured products businesses had net valuation reductions of CHF 3,192 million in 4Q08. Other areas adversely impacted by the extreme market disruption included equity derivatives, emerging markets trading, leveraged finance trading, convertibles and long/short and event and risk arbitrage equity trading strategies, all of which recorded significant losses. However, Investment Banking reported solid results in client-driven businesses, including flow-based rate products, cash equities, foreign exchange and prime services.

Asset Management results reflected private equity and other investment-related losses of CHF 599 million and net valuation reductions on securities purchased from our money market funds of CHF 164 million.

Our results benefited from significant fair value gains of CHF 2,050 million arising from widening credit spreads on Credit Suisse debt. We continued to manage down our exposures to assets most significantly impacted by the dislocation in the mortgage and credit markets and to securities purchased from our money market funds.

Total operating expenses increased compared to 4Q07, with significantly higher general and administrative expenses reflecting costs of CHF 833 million related to the accelerated implementation of our strategic plan, recorded in the Corporate Center, the net provisions relating to ARS and the charge relating to the close-out of a client’s account in Wealth Management, offset in part by lower performance-related compensation.

The increased income tax benefit was primarily due to the impact of the geographical mix of results in 4Q08 and the recognition of a tax benefit for the current period losses.
Diluted earnings per share from continuing operations in 4Q08 were a loss of CHF (4.87) compared to CHF 0.48 in 4Q07 and CHF (1.23) in 3Q08. The annualized return on equity was (62.0)%, compared to 5.1% in 4Q07 and (13.1)% in 3Q08.

For 2008, the net loss was CHF 8,218 million including a loss from discontinued operations of CHF 531 million. Diluted earnings per share from continuing operations were a loss of CHF (7.33). The annualized return on equity for 2008 was (21.1)%.

Credit Suisse and Core Results

			Core Results			Minority interests without SEI			Credit Suisse

in	4Q08	3Q08	4Q07	4Q08	3Q08	4Q07	4Q08	3Q08	4Q07

Statements of income (CHF million)

Net revenues	(1,830)	3,023	6,458	(2,638)	(339)	1,675	(4,468)	2,684	8,133

Provision for credit losses	486	131	203	0	0	0	486	131	203

Compensation and benefits	2,996	2,941	3,425	31	10	11	3,027	2,951	3,436

General and administrative expenses	2,755	1,914	1,996	18	16	18	2,773	1,930	2,014

Commission expenses	593	538	645	0	0	0	593	538	645

Total other operating expenses	3,348	2,452	2,641	18	16	18	3,366	2,468	2,659

Total operating expenses	6,344	5,393	6,066	49	26	29	6,393	5,419	6,095

Income/(loss) from continuing operations before taxes	(8,660)	(2,501)	189	(2,687)	(365)	1,646	(11,347)	(2,866)	1,835

Income tax expense/(benefit)	(3,175)	(1,263)	(407)	0	0	0	(3,175)	(1,263)	(407)

Minority interests	1	29	66	(2,687)	(365)	1,646	(2,686)	(336)	1,712

Income/(loss) from continuing operations	(5,486)	(1,267)	530	0	0	0	(5,486)	(1,267)	530

Income/(loss) from discontinued operations	(538)	6	10	0	0	0	(538)	6	10

Net income/(loss)	(6,024)	(1,261)	540	0	0	0	(6,024)	(1,261)	540

Statement of income metrics (%)

Compensation/revenue ratio	–	97.3	53.0	–	–	–	–	109.9	42.2

Non-compensation/revenue ratio	–	81.1	40.9	–	–	–	–	92.0	32.7

Cost/income ratio	–	178.4	93.9	–	–	–	–	201.9	74.9

Pre-tax income margin	–	(82.7)	2.9	–	–	–	–	(106.8)	22.6

Effective tax rate	36.7	50.5	(215.3)	–	–	–	28.0	44.1	(22.2)

Income margin from continuing operations	–	(41.9)	8.2	–	–	–	–	(47.2)	6.5

Net income margin	–	(41.7)	8.4	–	–	–	–	(47.0)	6.6

Capital trends
Our capital position remained strong. Our consolidated BIS tier 1 ratio under Basel II was 13.3% as of the end of 4Q08, compared to 10.4% as of the end of 3Q08, reflecting lower risk-weighted assets and increased tier 1 capital. We raised approximately CHF 11.2 billion of tier 1 capital, net of fees, through the sale of treasury shares and the issuance of shares underlying mandatory convertible bonds and non-dilutive hybrid tier 1 securities in 4Q08.

At the Annual General Meeting (AGM) on May 4, 2007, the shareholders approved a share buyback program of up to CHF 8 billion, of which CHF 4.1 billion, or 52%, was repurchased as of the end of 4Q08. We cancelled this buyback program in October.

Our Board of Directors will propose a cash dividend of CHF 0.10 per share for 2008 at the AGM on April 24, 2009. The proposal is subject to approval at the AGM.
For further information, refer to IV – Treasury and Risk management – Treasury management.
Accelerated implementation of our strategic plan
On December 4, 2008, we announced the accelerated implementation of our strategic plan, including the continued investment in Private Banking, the reduction of risk, volatility and costs in Investment Banking and the alignment of Asset Management.

In Private Banking, we will continue to judiciously invest in the growth of our business globally and in Switzerland. We have made good progress in our international growth strategy in Private Banking and have strengthened our team of professionals by adding 340 relationship managers in Wealth Management during 2008, exceeding our target of 330.

In Investment Banking, we are accelerating the implementation of our strategy to reposition the business in light of the changed competitive and market environment. The strategic measures reflect, among other factors, the impact of weaker macroeconomic conditions, continued market volatility and fundamental shifts in client demand away from more complex products towards the greater use of exchange-based and flow trading. This shift towards more liquid products will build upon the momentum that we have already achieved in areas such as algorithmic trading, cash equities, prime services, rates, foreign exchange, high grade credit and strategic advisory businesses. Investment Banking will also continue to reduce the origination capacity in complex credit and structured product businesses and cut risk capital usage, including exiting certain proprietary and principal trading operations. We expect the new operating model to reduce earnings volatility, improve capital efficiency and better leverage the strengths of the integrated bank. In line with the accelerated implementation of our plans, we reduced our risk-weighted assets and trading positions substantially in 4Q08, and have established targets for further reductions in 2009.

As part of our plan, we announced bank-wide cost efficiency initiatives that are expected to result in a headcount reduction of approximately 5,300, or 11%, primarily in Investment Banking and related support functions. By the end of 4Q08, 2,600 of these reductions were made and are reflected in headcount. We expect the remainder of the headcount reductions to be made by mid-year 2009.

Together with additional reductions in compensation and non-compensation costs, these measures will reduce costs by approximately CHF 2 billion. Costs of CHF 833 million (CHF 587 million after-tax) associated with these strategic and cost efficiency measures were recorded in the Corporate Center in 4Q08. These costs included CHF 596 million of severance and other compensation expenses, CHF 120 million of IT impairments and CHF 82 million of goodwill impairment.

Sale of part of global investors business in Asset Management
On December 31, 2008 we signed an agreement to sell part of our global investors business in Asset Management to Aberdeen Asset Management (Aberdeen) for up to a maximum of 24.9% of the share capital of Aberdeen, valued at GBP 250 million (CHF 381 million). The transaction is subject to regulatory approvals in various jurisdictions, and is expected to close in 2Q09. The business to be sold comprises the majority of our global investors business in Europe (excluding Switzerland), the US and Asia Pacific. A small number of Swiss-domiciled funds will transfer to Aberdeen. The global investors business to be sold, including the costs associated with the transaction and a charge on the allocated goodwill of CHF 577 million, is presented as discontinued operations and is not included in the Asset Management results. Prior periods have been restated to conform to the current presentation.

Variable compensation for 2008
In light of the tremendous challenges for Credit Suisse and the industry, we introduced two new elements for variable compensation for 2008, which we believe strike an appropriate balance among the interests of our employees, shareholders and regulators. Variable compensation will continue to include cash and Incentive Share Units for a large number of employees across Credit Suisse.

Partner Asset Facility
Managing directors and directors in Investment Banking, excluding related support functions, will receive Partner Asset Facility (PAF) units, a deferred compensation plan. These PAF units are linked to the performance of a pool of on-balance sheet illiquid assets, primarily leveraged finance loans and commercial mortgage-backed securities (CMBS), which were originated in the Investment Banking division. Employees holding PAF units will participate in the potential gains from these assets over time, but also bear the risk of loss of the value of their units. The change in the fair value of the PAF units will be reflected in our results until the awards are finally settled. With the awarding of PAF units, we reduced risk positions and capital usage.

Cash Retention Awards
Managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of variable compensation exceeds CHF 300,000, directors in Private Banking, Asset Management and Shared Services, will receive deferred variable compensation in the form of Cash Retention Awards (CRA). These CRA payments, which will be made in 1Q09, are subject to two-year vesting and other conditions, and any unvested CRA will have to be repaid if a claw-back event, such as voluntary termination of employment, occurs.

Core Results
Core Results include the results of our three segments and the Corporate Center and discontinued operations. Credit Suisse’s results also include revenues and expenses from the consolidation of certain private equity funds and other entities in which we do not have a significant economic interest (SEI) in such revenues and expenses. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our income tax expense is not affected by these revenues and expenses. These minority interest-related revenues and expenses are reported as “Minority interests without SEI” in the “Credit Suisse and Core Results” table.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to our operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Included in this allocation are gains and losses recorded on the fair value of Credit Suisse own debt.

Remediation of certain internal control matters
Our remediation plan with respect to internal controls over the valuation of certain ABS positions in the collateralized debt obligations (CDO) trading business within Investment Banking was fully implemented by the end of 2008. All relevant key controls have been successfully tested for operating effectiveness, and the material weakness in internal controls over the valuation of certain ABS positions in the CDO trading business within Investment Banking has been remediated.

Goodwill impairment review
We have assessed our current and expected results from our continuing businesses in our annual goodwill impairment assessment and have concluded that the estimated fair values remain above their respective carrying amounts and no goodwill impairment is required. We will continue to assess the impact of the current environment on our recorded goodwill.

In connection with the accelerated implementation of our strategy and our decision to exit our non-integrated mortgage origination businesses in Investment Banking, we recorded CHF 82 million of goodwill impairment charges, which are recorded in Corporate Center.

In connection with our agreement to sell part of our global investors business, we recorded a charge on the allocated goodwill of CHF 577 million, which is included in discontinued operations.

Core Results
In 4Q08, we recorded a net loss of CHF 6,024 million reflecting the extremely challenging operating environment. Private Banking had solid net revenues, evidencing the strength of our business. In Investment Banking, most of our businesses continued to be adversely affected, including further net valuation reductions in our leveraged finance and structured products businesses and significant negative trading revenues. In Asset Management we had significant losses in private equity. Our results also reflect significant expenses from the accelerated implementation of our strategic plan and the agreement to sell part of the global investors business in Asset Management.

Results

					in		% change			in / end of	% change

	4Q08		3Q08		4Q07	QoQ	YoY	2008		2007	YoY

Statements of income (CHF million)

Net interest income	2,626		1,879		2,127	40	23	8,409		8,303	1

Commissions and fees	3,198		3,637		4,791	(12)	(33)	14,755		18,960	(22)

Trading revenues	(6,715)		(2,251)		(721)	198	–	(9,853)		6,146	–

Other revenues	(939)		(242)		261	288	–	(1,449)		1,130	–

Net revenues	(1,830)		3,023		6,458	–	–	11,862		34,539	(66)

Provision for credit losses	486		131		203	271	139	813		240	239

Compensation and benefits	2,996		2,941		3,425	2	(13)	13,179		15,982	(18)

General and administrative expenses	2,755	[1]	1,914	[2]	1,996	44	38	7,739	[1,2]	6,767	14

Commission expenses	593		538		645	10	(8)	2,294		2,410	(5)

Total other operating expenses	3,348		2,452		2,641	37	27	10,033		9,177	9

Total operating expenses	6,344	[3]	5,393		6,066	18	5	23,212	[3]	25,159	(8)

Income/(loss) from continuing operations before taxes	(8,660)		(2,501)		189	246	–	(12,163)		9,140	–

Income tax expense/(benefit)	(3,175)		(1,263)		(407)	151	–	(4,596)		1,248	–

Minority interests	1		29		66	(97)	(98)	120		138	(13)

Income/(loss) from continuing operations	(5,486)		(1,267)		530	333	–	(7,687)		7,754	–

Income/(loss) from discontinued operations	(538)		6		10	–	–	(531)		6	–

Net income/(loss)	(6,024)		(1,261)		540	378	–	(8,218)		7,760	–

Statement of income metrics (%)

Compensation/revenue ratio	–		97.3		53.0	–	–	111.1		46.3	–

Non-compensation/revenue ratio	–		81.1		40.9	–	–	84.6		26.6	–

Cost/income ratio	–		178.4		93.9	–	–	195.7		72.8	–

Pre-tax income margin	–		(82.7)		2.9	–	–	(102.5)		26.5	–

Effective tax rate	36.7		50.5		(215.3)	–	–	37.8		13.7	–

Income margin from continuing operations	–		(41.9)		8.2	–	–	(64.8)		22.4	–

Net income margin	–		(41.7)		8.4	–	–	(69.3)		22.5	–

Risk metrics (CHF million)

Position risk	9,828		11,972		12,650	(18)	(22)	9,828		12,650	(22)

VaR (average)	162		164		176	(1)	(8)	–		–	–

Number of employees (full-time equivalents)

Number of employees	47,800		50,300		48,100	(5)	(1)	47,800		48,100	(1)

1 Includes net provisions relating to ARS of CHF 97 million and a charge of CHF 190 million relating to the close-out of a client's account in Private Banking in 4Q08. 2 Includes provisions relating to ARS of CHF 310 million in Private Banking and a release from the reserve for certain private litigation matters of CHF 73 million in Investment Banking in 3Q08. 3 Includes costs relating to the accelerated implementation of our strategic plan of CHF 833 million in 4Q08.

Core Results include the results of our integrated banking organization and exclude revenues and expenses in respect of minority interests in which we do not have significant economic interest.
Results summary
In 4Q08, we recorded a net loss of CHF 6,024 million, compared to net income of CHF 540 million in 4Q07. The net loss included a loss from discontinued operations of CHF 538 million relating to the agreement to sell part of the global investors business in Asset Management. Net revenues were negative CHF 1,830 million compared to CHF 6,458 million in 4Q07, while total operating expenses were CHF 6,344 million, up CHF 278 million, or 5%.

Our 4Q08 results reflected the unprecedented disruption in the financial and credit markets. In Private Banking, net revenues evidenced the resilience of our business in this period of market turmoil. The Private Banking results included a charge relating to the close-out of a client’s account and additional net provisions relating to ARS. In Investment Banking, we recorded a significant loss before taxes, including further net valuation reductions in our leveraged finance and structured products businesses. Other areas significantly impacted by the extreme market disruption included equity derivatives, emerging markets trading, leveraged finance trading, convertibles and long/short and event and risk arbitrage equity trading strategies, all of which recorded significant losses. We reported solid results in our client-driven businesses, including flow-based rate products, cash equities, foreign exchange and prime services. Asset Management had a loss before taxes, reflecting significant private equity and other investment-related losses and net valuation reductions on securities purchased from our money market funds.

We continued to reduce our exposures to assets most significantly impacted by the dislocation in the mortgage and credit markets and to securities purchased from our money market funds. Our results included fair value gains of CHF 2,050 million due to widening credit spreads on Credit Suisse debt, substantially all of which were recorded in Investment Banking.

Total operating expenses increased compared to 4Q07, primarily reflecting costs of CHF 833 million associated with the acceleration of our strategic plan, recorded in the Corporate Center, and higher non-credit-related provisions in Wealth Management, offset in part by lower performance-related compensation. The increased income tax benefit was primarily due to the impact of the geographical mix of results in 4Q08 and the recognition of a tax benefit for the current period losses.

Assets under management from continuing operations were CHF 1,106.1 billion as of the end of 4Q08, a decrease of CHF 177.3 billion, or 13.8%, compared to the end of 3Q08, primarily reflecting adverse market and foreign exchange-related movements. We had net asset outflows of CHF 21.1 billion in Asset Management and inflows of CHF 1.9 billion in Private Banking (CHF 2.0 billion in Wealth Management and CHF (0.1) billion in Corporate & Retail Banking).

Risk trends
In 4Q08, our overall position risk, measured on the basis of our economic risk capital model, decreased 18% compared to 3Q08, partially driven by the depreciation of the US dollar against the Swiss franc. Excluding this US dollar translation impact, position risk decreased 14%. Average Value-at-Risk (VaR) for the Group’s trading books decreased to CHF 162 million compared to CHF 164 million in 3Q08.

For further information, refer to IV – Treasury and Risk management – Risk management.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs. For further information, refer to Note 1 – Summary of significant accounting policies and Note 21 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange-traded and certain over-the-counter (OTC) derivative instruments and certain listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high-yield debt securities, distressed debt securities, certain OTC derivatives, certain CDO, certain asset-backed and mortgage-backed securities, non-traded equity securities, private equity and other long-term investments.

As of the end of 4Q08, 55% and 41% of our total assets and total liabilities, respectively, were measured at fair value. As of the end of 4Q08, 8% and 5% of total assets and total liabilities were recorded as level 3, respectively, compared to 8% and 4%, respectively, as of the end of 3Q08. As of the end of 4Q08 and 3Q08, 15% and 14% of assets measured at fair value were recorded as level 3, respectively.

While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. Total assets recorded as level 3 declined primarily due to decreases in equity derivatives, reflecting restructuring and unwinding of non-recourse financing, decreases in private equity, reflecting valuation reductions in secondary funds, and decreases in CDO, CMBS and residential mortgage-backed securities (RMBS), reflecting disposals and valuation reductions. Models were used to value these products. Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products, which were extremely volatile during 4Q08. Consideration of these indices has become more significant in our valuation techniques as the market for these products has become less active.

For a description of our valuation techniques, refer to Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007. There were no changes to our valuation techniques from those described in our annual report, however the market conditions in the second half of 2008, particularly with respect to credit products, resulted in increased reliance on use of valuation models and market indices as the level of comparable market trades declined.

For all transfers to level 3, we determine and disclose as level 3 events any gains or losses as measured from the first day of the reporting period, even if the transfer occurred subsequent to the first day of the reporting period. For all transfers out of level 3, we determine and disclose as level 3 events any gains or losses through the last day of the reporting period, even if the transfer occurred prior to the last day of the reporting period. We believe this provides greater transparency over the financial impact of our level 3 assets and liabilities. We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition.

For further information, refer to II – Results by division – Investment Banking – Impact on results of the events in the mortgage and credit markets.
Core Results reporting by division

			in		% change		in	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Net revenues (CHF million)

Wealth Management	2,048	2,137	2,476	(4)	(17)	8,776	9,583	(8)

Corporate & Retail Banking	1,091	1,011	1,002	8	9	4,131	3,939	5

Private Banking	3,139	3,148	3,478	0	(10)	12,907	13,522	(5)

Investment Banking	(4,571)	(515)	2,741	–	–	(1,835)	18,958	–

Asset Management	(403)	334	212	–	–	496	2,016	(75)

Corporate Center	5	56	27	(91)	(81)	294	43	–

Net revenues	(1,830)	3,023	6,458	–	–	11,862	34,539	(66)

Provision for credit losses (CHF million)

Wealth Management	113	3	2	–	–	120	3	–

Corporate & Retail Banking	17	10	(8)	70	–	13	(62)	–

Private Banking	130	13	(6)	–	–	133	(59)	–

Investment Banking	355	119	210	198	69	680	300	127

Asset Management	0	0	1	–	(100)	0	1	(100)

Corporate Center	1	(1)	(2)	–	–	0	(2)	100

Provision for credit losses	486	131	203	271	139	813	240	239

Total operating expenses (CHF million)

Wealth Management	1,572	1,745	1,498	(10)	5	6,214	5,715	9

Corporate & Retail Banking	561	601	609	(7)	(8)	2,351	2,380	(1)

Private Banking	2,133	2,346	2,107	(9)	1	8,565	8,095	6

Investment Banking	2,853	2,591	3,380	10	(16)	11,668	15,009	(22)

Asset Management	267	432	513	(38)	(48)	1,623	1,818	(11)

Corporate Center	1,091	24	66	–	–	1,356	237	472

Total operating expenses	6,344	5,393	6,066	18	5	23,212	25,159	(8)

Income before taxes (CHF million)

Wealth Management	363	389	976	(7)	(63)	2,442	3,865	(37)

Corporate & Retail Banking	513	400	401	28	28	1,767	1,621	9

Private Banking	876	789	1,377	11	(36)	4,209	5,486	(23)

Investment Banking	(7,779)	(3,225)	(849)	141	–	(14,183)	3,649	–

Asset Management	(670)	(98)	(302)	–	122	(1,127)	197	–

Corporate Center	(1,087)	33	(37)	–	–	(1,062)	(192)	453

Income/(loss) from continuing operations before taxes	(8,660)	(2,501)	189	246	–	(12,163)	9,140	–

Core Results reporting by region

			in		% change		in	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Net revenues (CHF million)

Switzerland	2,450	2,593	2,673	(6)	(8)	10,042	10,305	(3)

EMEA	(2,211)	359	2,389	–	–	220	10,921	(98)

Americas	(1,412)	(257)	440	449	–	643	9,410	(93)

Asia Pacific	(662)	272	929	–	–	663	3,860	(83)

Corporate Center	5	56	27	(91)	(81)	294	43	–

Net revenues	(1,830)	3,023	6,458	–	–	11,862	34,539	(66)

Income before taxes (CHF million)

Switzerland	991	1,205	1,223	(18)	(19)	4,441	4,680	(5)

EMEA	(3,740)	(1,225)	599	205	–	(6,595)	3,155	–

Americas	(3,322)	(2,170)	(1,891)	53	76	(6,954)	139	–

Asia Pacific	(1,502)	(344)	295	337	–	(1,993)	1,358	–

Corporate Center	(1,087)	33	(37)	–	–	(1,062)	(192)	453

Income/(loss) from continuing operations before taxes	(8,660)	(2,501)	189	246	–	(12,163)	9,140	–

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

Results detail
The following provides a comparison of our 4Q08 results versus 4Q07 (YoY) and versus 3Q08 (QoQ).
Net revenues
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

YoY: Down from CHF 6,458 million to CHF (1,830) million
Net revenues declined in all three divisions compared to 4Q07.
In Private Banking, net revenues were down 10%. Net interest income increased 10%, mainly driven by higher revenues on deposits. Total non-interest income decreased 20%, mainly as a result of lower asset-based commissions and fees, reflecting the decline in average assets under management, and reduced transaction-based revenues, reflecting low client activity.

In Investment Banking, net revenues were negative, reflecting the continued widespread market disruption that adversely affected most of our businesses. The results were also negatively impacted by a severe widening of credit spreads resulting in sharp declines in fair value levels of credit instruments across most markets and an increase in the divergence between the cash and synthetic markets. The results also reflected higher credit-related exposures to certain trading counterparties. Our combined leveraged finance and structured products businesses had net valuation reductions of CHF 3,192 million in 4Q08, compared to CHF 2,436 million in 4Q07. Other areas were negatively impacted by the turbulence in the market environment, including losses of CHF 886 million in our structured derivatives business, CHF 929 million in our corporate and flow derivatives businesses, CHF 451 million in leveraged finance trading, CHF 1,197 million in emerging markets trading, CHF 1,019 million in convertibles and CHF 511 million in long/short and event and risk arbitrage equity trading strategies. We reported solid results in our client-driven businesses, including flow-based rate products, cash equities, foreign exchange and prime services. The 4Q08 results also reflected fair value gains of CHF 1,919 million on Credit Suisse debt compared to fair value gains of CHF 489 million in 4Q07.

In Asset Management, net revenues were negative, primarily reflecting private equity and other investment-related losses of CHF 599 million, compared to gains of CHF 305 million in 4Q07. Revenues also declined due to the decline in average assets under management, partly offset by significantly lower net valuation reductions on securities purchased from our money market funds, which were CHF 164 million in 4Q08 compared to CHF 774 million in 4Q07.

QoQ: Down from CHF 3,023 million to CHF (1,830) million
In Private Banking, net revenues were stable as net interest income increased 5% and total non-interest income decreased 4%.
In Investment Banking, revenues were significantly lower, particularly in equity derivatives, and included significantly higher net valuation reductions in leveraged finance and structured products of CHF 3,192 million in 4Q08 compared to CHF 2,428 million in 3Q08.

In Asset Management, net revenues decreased, primarily reflecting the significantly higher private equity and other investment-related losses of CHF 599 million in 4Q08 compared to losses of CHF 109 million in 3Q08 and higher net valuation reductions on securities purchased from our money market funds of CHF 164 million, compared to net valuation reductions of CHF 36 million in 3Q08.

Provision for credit losses
YoY: Up from CHF 203 million to CHF 486 million
The increase was driven primarily by provisions for loans made to various borrowers in Asia, with the majority of the increase related to a single borrower, in Investment Banking, and provisions in Private Banking on loans collateralized by securities relating to the forced deleveraging of numerous client positions in highly volatile equity markets.

QoQ: Up from CHF 131 million to CHF 486 million
The increase was driven primarily by the provisions for loans made to borrowers in Asia and the provisions relating to the forced deleveraging of client positions.
Operating expenses
Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the expense from share-based and other deferred compensation from prior-year awards, and a variable component. The variable component reflects the performance-based compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and may be subject to vesting and other conditions. For further information, refer to Note 18 – Employee share-based compensation and other benefits in V – Condensed consolidated financial statements – unaudited.

YoY: Down 13% from CHF 3,425 million to CHF 2,996 million
The decrease was primarily due to lower performance-related compensation, reflecting the lower results and the deferral of compensation under the CRA program, and lower voluntary deferred compensation expenses, offset in part by CHF 596 million of severance and other compensation expenses associated with the accelerated implementation of our strategy. We previously economically hedged voluntary deferred compensation with a derivative instrument, and the gains/losses on the underlying compensation liability were offset in compensation expenses by the losses/gains on the derivative. We now economically hedge with a cash instrument, and the gains/losses on the underlying compensation liability are recorded in compensation expenses and the losses/gains on the hedge are recorded in other revenues.

QoQ: Up 2% from CHF 2,941 million to CHF 2,996 million
The increase was due to the costs associated with the acceleration of our strategic plan, mostly offset by lower voluntary deferred compensation expenses and lower performance-related compensation.
General and administrative expenses
YoY: Up 38% from CHF 1,996 million to CHF 2,755 million
The increase reflected higher non-credit-related provisions in Wealth Management, including a charge of CHF 190 million relating to the close-out of a client’s account and additional net provisions relating to ARS of CHF 97 million. The net provisions related to ARS include proceeds from captive insurance settlements of CHF 150 million, the cost of which is included in Corporate Center. We recorded goodwill impairment charges of CHF 82 million in Corporate Center, which related to certain Investment Banking mortgage origination businesses that we are going to exit. The results in 4Q08 also reflected CHF 120 million of IT impairments associated with the exit of certain businesses in line with the accelerated implementation of our strategy. The increase also reflects an increase in expense provisions related to certain litigation matters in Investment Banking, partially offset by a decline in professional fees and travel and entertainment expenses. Expenses continued to reflect higher infrastructure costs due to our international expansion in Wealth Management.

QoQ: Up 44% from CHF 1,914 million to CHF 2,755 million
The increase was mainly driven by the non-credit-related charge related to the close-out of a client’s account in Wealth Management and the IT and goodwill impairments. Expenses in 3Q08 included a release of CHF 73 million from our reserve for certain private litigation matters in Investment Banking. The increase also reflected an increase in professional fees, including seasonally higher sales and marketing expenses in Private Banking, and higher legal fees, the expense provisions relating to certain private litigation matters and legal fees, partially offset by a decline in travel and entertainment expenses in Investment Banking.

Income tax expense/(benefit)
YoY: From CHF (407) million to CHF (3,175) million
The increased income tax benefit in 4Q08 was primarily due to the impact of the geographical mix of results in 4Q08 and the recognition of a tax benefit for the current period losses, primarily in the US and UK. In addition, tax benefits of CHF 588 million and CHF 290 million were recorded in respect of the Swiss tax effect of the valuation reduction in the investment in subsidiaries and the reversal of the deferred tax liability recorded to cover estimated recapture of loss deductions arising from foreign branches of the Bank. These benefits were offset in part by a CHF 467 million foreign exchange translation loss relating to deferred tax assets recorded in UK entities under enacted UK tax law and denominated in British pounds, which differs from the functional currency of the reporting entities. The UK tax authorities have announced that this foreign exchange translation requirement will be amended in 2009, and we expect this impact to be reversed at that time. Net deferred tax assets were CHF 9,770 million as of the end of 4Q08, an increase of CHF 4,753 million compared to the end of 4Q07. The most significant net deferred tax assets arise in the US and UK and these increased from CHF 5,009 million as of the end of 4Q07 to CHF 9,328 million, net of a valuation allowance of CHF 1,674 million in respect of the deferred tax assets held in a US entity, as of the end of 4Q08. The effective tax rate was 36.7% compared to (215.3)% in 4Q07.

QoQ: From CHF (1,263) million to CHF (3,175) million
The increased income tax benefit was primarily due to the impact of the geographical mix of results in 4Q08 and the recognition of a tax benefit for the current period losses. The tax benefit in 4Q08 was negatively impacted due to the foreign exchange translation requirement. The effective tax rate was 36.7% compared to 50.5% in 3Q08.

Discontinued operations
As a result of the agreement to sell part of our Asset Management global investors business, the results of operations of the global investors business subject to the sale are reflected in discontinued operations, net of tax in the consolidated statements of income. Discontinued operations include costs associated with the transaction and a charge on the allocated goodwill of CHF 577 million. Prior periods have been restated to conform to the current presentation.

Personnel
Headcount at the end of 4Q08 was 47,800, down 300 from 4Q07, and down 2,500 from 3Q08. In December 2008, we announced bank-wide cost efficiency initiatives that are expected to result in a headcount reduction of approximately 5,300, or 11%, primarily in Investment Banking and related support functions. By the end of 4Q08, 2,600 of these reductions were made and reflected in the period-end headcount. We expect the remainder of the headcount reductions to be made by mid-2009.

Number of employees by division

				end of		% change

	4Q08	[1]	3Q08	4Q07	QoQ	YoY

Number of employees by division (full-time equivalents)

Wealth Management	15,400		15,600	14,300	(1)	8

Corporate & Retail Banking	9,000		9,100	8,900	(1)	1

Private Banking	24,400		24,700	23,200	(1)	5

Investment Banking	19,700		21,300	20,600	(8)	(4)

Asset Management	3,000	[2]	3,600	3,600	(17)	(17)

Corporate Center	700		700	700	0	0

Number of employees	47,800		50,300	48,100	(5)	(1)

1 Excludes 2600 employees in connection with the acceleration of the implementation of our strategic plan. 2 Excludes 400 employees in connection with the agreement to sell part of the global investors business.

Key performance indicators
To benchmark our achievements, we have defined a set of key performance indicators (KPI) for which we have targets to be achieved over a three to five year period across market cycles. In light of the accelerated implementation of our strategy and the current market conditions, we have revised certain of our KPIs.

Performance
For return on equity, we targeted an annual rate of return of above 20%. The annualized return on equity was (62.0)% in 4Q08 and (21.1)% in 2008. Going forward, in light of our strategic plan, we will target an annualized return on equity above 18%.

For total shareholder return, we continue to target superior share price appreciation plus dividends compared to our peer group. The 4Q08 and 2008 annualized total shareholder return was (84.8)% and (56.1)%, respectively.

Growth
For earnings per share, we targeted a double-digit annual percentage growth. Diluted earnings per share growth from continuing operations was not meaningful for 4Q08.
For net new assets, we continue to target a growth rate above 6%. In 4Q08, we recorded an annualized net new asset growth rate of (3.9)% and a rolling four-quarter average growth rate of (0.2)%.
In 2008, we announced a target for integrated bank collaboration revenues in excess of CHF 10 billion annually by 2010. For 4Q08, integrated bank collaboration revenues were CHF 1.2 billion, bringing the 2008 total to CHF 5.2 billion. Going forward, we will target collaboration revenues in excess of CHF 10 billion annually by 2012.

Efficiency
We continue to target a Core Results cost/income ratio of 65%. Our Core Results cost/income ratio was not meaningful for 4Q08.
Capital strength
For the BIS tier 1 ratio under Basel II, we targeted a ratio of 10.0%. The BIS tier 1 ratio under Basel II was 13.3% as of the end of 4Q08. Going forward, we will target a minimum BIS tier 1 ratio of 12.5%.

in / end of	4Q08	2008	2007	2006	2005

Performance (%)

Return on equity (annualized)	(62.0)	(21.1)	18.0	27.5	15.4

Total shareholder return (annualized) [1]	(84.8)	(56.1)	(17.8)	30.5	44.2

Growth

YoY diluted earnings per share growth from continuing operations	–	–	(3.2)	84.4	(7.8)

Net new asset growth (annualized)	(3.9)	(0.2)	3.1	7.2	5.4

Net new asset growth (rolling four-quarter average)	(0.2)	(0.2)	3.1	7.2	5.4

Collaboration revenues (CHF billion)	1.2	5.2	5.9	4.9	–

Efficiency (%)

Core Results cost/income ratio	–	195.7	73.1	69.6	81.6

Capital strength (%)

BIS tier 1 ratio [2]	13.3	13.3	11.1	13.9	11.3

1 The total return of an investor is measured by the annualized capital gain/(loss) plus dividends received. 2 Under Basel II from January 1, 2008. Prior periods are reported under Basel I and are therefore not comparable. For further information, refer to IV – Treasury and Risk management – Treasury management.

II – Results by division
Private Banking
Wealth Management
Corporate & Retail Banking
Investment Banking
Asset Management
Private Banking
In 4Q08, we reported solid net revenues of CHF 3,139 million despite the challenging operating environment, evidencing the resilience of our business. Income before taxes declined 36% to CHF 876 million, compared to 4Q07. Net new assets were CHF 1.9 billion, as continued strong net client inflows of CHF 14.0 billion were negatively affected by significant deleveraging of CHF 12.1 billion. For 2008, income before taxes was CHF 4,209 million.

Results

					in / end of		% change			in / end of	% change

	4Q08		3Q08		4Q07	QoQ	YoY	2008		2007	YoY

Statements of income (CHF million)

Net revenues	3,139		3,148		3,478	0	(10)	12,907		13,522	(5)

Provision for credit losses	130		13		(6)	–	–	133		(59)	–

Compensation and benefits	817		1,122		1,098	(27)	(26)	4,260		4,529	(6)

General and administrative expenses	1,143	[1]	1,053	[1]	768	9	49	3,560	[1]	2,670	33

Commission expenses	173		171		241	1	(28)	745		896	(17)

Total other operating expenses	1,316		1,224		1,009	8	30	4,305		3,566	21

Total operating expenses	2,133		2,346		2,107	(9)	1	8,565		8,095	6

Income before taxes	876		789		1,377	11	(36)	4,209		5,486	(23)

Statement of income metrics (%)

Compensation/revenue ratio	26.0		35.6		31.6	–	–	33.0		33.5	–

Non-compensation/revenue ratio	41.9		38.9		29.0	–	–	33.4		26.4	–

Cost/income ratio	68.0		74.5		60.6	–	–	66.4		59.9	–

Pre-tax income margin	27.9		25.1		39.6	–	–	32.6		40.6	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	5,951		5,718		5,342	4	11	5,667		5,217	9

Pre-tax return on average utilized economic capital (%) [2]	59.4		55.9		103.8	–	–	74.9		105.9	–

Balance sheet statistics (CHF million)

Total assets	374,771		394,644		376,800	(5)	(1)	374,771		376,800	(1)

Net loans	174,880		187,234		175,506	(7)	0	174,880		175,506	0

Goodwill	765		833		975	(8)	(22)	765		975	(22)

Number of employees (full-time equivalents)

Number of employees	24,400		24,700		23,200	(1)	5	24,400		23,200	5

1 Includes provisions relating to ARS of CHF 97 million, CHF 310 million and CHF 407 million in 4Q08, 3Q08 and 2008 and a charge of CHF 190 million relating to the close-out of a client's account in 4Q08 and 2008, in Wealth Management. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Net revenue detail (CHF million)

Net interest income	1,350	1,289	1,230	5	10	5,157	4,788	8

Total non-interest income	1,789	1,859	2,248	(4)	(20)	7,750	8,734	(11)

Net revenues	3,139	3,148	3,478	0	(10)	12,907	13,522	(5)

Results summary
We reported income before taxes of CHF 876 million, down CHF 501 million, or 36%, compared to 4Q07. Net revenues were CHF 3,139 million, down CHF 339 million, or 10%, compared to 4Q07. Net interest income increased 10%, mainly driven by higher revenues on deposits. Total non-interest income decreased 20%, mainly as a result of lower asset-based commissions and fees and reduced transaction-based revenues, reflecting low client activity. Average assets under management were down 15.7% compared to 4Q07. Provision for credit losses was CHF 130 million in 4Q08, primarily on loans collateralized by securities in Wealth Management.

Total operating expenses were CHF 2,133 million, flat compared to 4Q07. Expenses included additional net provisions of CHF 97 million relating to ARS and a charge of CHF 190 million relating to the close-out of a client’s account, offset by decreases in performance-related compensation and commission expenses.

Compared to 3Q08, income before taxes was up CHF 87 million, or 11%. 3Q08 included provisions relating to ARS of CHF 310 million. Net revenues were stable, as net interest income increased CHF 61 million, or 5%, and total non-interest income decreased CHF 70 million, or 4%, primarily due to a decline in asset-based commissions and fees. Total operating expenses were down CHF 213 million, or 9%, mainly due to a decrease in performance-related compensation.

For 2008, we reported income before taxes of CHF 4,209 million, down 23% compared to 2007. In light of the current market environment, we achieved solid net revenues of CHF 12,907 million, down 5% compared to 2007, reflecting lower transaction-based revenues due to reduced client activity. In addition, asset-based commissions and fees decreased, particularly from managed investment products, as average assets under management declined significantly, partially offset by higher net interest income. Total operating expenses were CHF 8,565 million, up CHF 470 million, or 6%, mainly driven by the net provisions relating to ARS and the charge relating to the close-out of a client’s account, offset in part by significantly lower performance-related compensation and commission expenses.

Assets under management as of the end of 2008 were CHF 788.9 billion, down CHF 206.5 billion, or 20.7%, compared to 2007, mainly reflecting adverse market and foreign exchange-related movements, offset in part by net new assets of CHF 50.9 billion during 2008. Assets under management as of 4Q08 were down CHF 115.4 billion, or 12.8%, compared to 3Q08, reflecting adverse market and foreign exchange-related movements. Net new assets were CHF 1.9 billion in 4Q08, as continued strong net client inflows of CHF 14.0 billion were negatively affected by significant deleveraging of CHF 12.1 billion.

Wealth Management
In 4Q08, we reported solid net revenues of CHF 2,048 million. Income before taxes was CHF 363 million, including additional net provisions of CHF 97 million relating to ARS, a charge of CHF 190 million relating to the close-out of a client’s account and provision for credit losses of CHF 113 million. Net new assets were CHF 2.0 billion, as continued strong net client inflows of CHF 13.8 billion were negatively affected by significant deleveraging of CHF 11.8 billion. For 2008, income before taxes was CHF 2,442 million.

Results

					in / end of		% change			in / end of	% change

	4Q08		3Q08		4Q07	QoQ	YoY	2008		2007	YoY

Statements of income (CHF million)

Net revenues	2,048		2,137		2,476	(4)	(17)	8,776		9,583	(8)

Provision for credit losses	113		3		2	–	–	120		3	–

Compensation and benefits	565		790		778	(28)	(27)	2,975		3,177	(6)

General and administrative expenses	865	[1]	810	[1]	513	7	69	2,610	[1]	1,770	47

Commission expenses	142		145		207	(2)	(31)	629		768	(18)

Total other operating expenses	1,007		955		720	5	40	3,239		2,538	28

Total operating expenses	1,572		1,745		1,498	(10)	5	6,214		5,715	9

Income before taxes	363		389		976	(7)	(63)	2,442		3,865	(37)

Statement of income metrics (%)

Compensation/revenue ratio	27.6		37.0		31.4	–	–	33.9		33.2	–

Non-compensation/revenue ratio	49.2		44.7		29.1	–	–	36.9		26.5	–

Cost/income ratio	76.8		81.7		60.5	–	–	70.8		59.6	–

Pre-tax income margin	17.7		18.2		39.4	–	–	27.8		40.3	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,191		2,100		1,892	4	16	2,097		1,755	19

Pre-tax return on average utilized economic capital (%) [2]	67.7		75.9		208.3	–	–	118.1		222.5	–

Balance sheet statistics (CHF million)

Total assets	262,019		277,206		268,871	(5)	(3)	262,019		268,871	(3)

Net loans	71,481		82,672		76,265	(14)	(6)	71,481		76,265	(6)

Goodwill	584		652		794	(10)	(26)	584		794	(26)

Number of employees (full-time equivalents)

Number of employees	15,400		15,600		14,300	(1)	8	15,400		14,300	8

Number of relationship managers

Switzerland	1,140		1,110		1,100	3	4	1,140		1,100	4

EMEA	1,340		1,340		1,220	0	10	1,340		1,220	10

Americas	580		580		470	0	23	580		470	23

Asia Pacific	420		450		350	(7)	20	420		350	20

Number of relationship managers	3,480		3,480		3,140	0	11	3,480		3,140	11

1 Includes provisions relating to ARS of CHF 97 million, CHF 310 million and CHF 407 million in 4Q08, 3Q08 and 2008 and a charge of CHF 190 million relating to the close-out of a client's account in 4Q08 and 2008. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Net revenue detail (CHF million)

Net interest income	703	671	643	5	9	2,672	2,446	9

Total non-interest income	1,345	1,466	1,833	(8)	(27)	6,104	7,137	(14)

Net revenues	2,048	2,137	2,476	(4)	(17)	8,776	9,583	(8)

Net revenue detail (CHF million)

Recurring	1,512	1,646	1,766	(8)	(14)	6,532	6,637	(2)

Transaction-based	536	491	710	9	(25)	2,244	2,946	(24)

Net revenues	2,048	2,137	2,476	(4)	(17)	8,776	9,583	(8)

Gross and net margin on assets under management (bp)

Recurring	87	84	83	–	–	86	80	–

Transaction-based	30	25	34	–	–	29	35	–

Gross margin	117	109	117	–	–	115	115	–

Net margin (pre-tax)	21	20	46	–	–	32	47	–

Operating environment
During 4Q08, the financial crisis intensified further, accompanied by evidence of recession in industrialized countries. In this environment, central banks cooperated in unprecedented joint actions in an effort to provide financial markets with sufficient liquidity. Investor confidence diminished substantially during the first weeks of 4Q08 and remained at a low level throughout the quarter. The risk appetite of investors decreased strongly, consumer confidence fell and other leading indicators suggested weak economic growth.

Macroeconomic indicators weakened, causing a decline in consumer and investor sentiment. Equity markets deteriorated further, with high volatility during 4Q08. Alternative investments performance indices fell significantly amid the weakening operating environment. Bond markets were also affected by widening credit spreads. The euro came under pressure against the Swiss franc and experienced high fluctuations during the quarter, affected by signs of a weakening economy before closing below end of 3Q08 levels. At the same time, the US dollar strengthened against the Swiss franc during October and November, but weakened substantially during December.

These foreign exchange and market movements adversely impacted our asset base and the difficult operating environment further intensified client risk aversion and deleveraging.
For further information, refer to I – Credit Suisse results – Operating environment.
Results summary
We reported income before taxes of CHF 363 million, down CHF 613 million, or 63%, compared to 4Q07, including additional net provisions of CHF 97 million relating to ARS, a charge of CHF 190 million relating to the close-out of a client’s account and provision for credit losses of CHF 113 million.

Net revenues were CHF 2,048 million, down CHF 428 million, or 17%, compared to 4Q07. Recurring revenues, which represented 74% of net revenues, decreased CHF 254 million, or 14%, primarily reflecting lower commissions and fees, mainly from managed investment products, that were affected by a 17.3% decrease in average assets under management. The decrease in recurring commissions and fees was partially offset by an increase in net interest income driven by higher revenues on deposits. Transaction-based revenues decreased CHF 174 million, or 25%, mainly due to lower product issuing and brokerage fees and lower foreign exchange income from client transactions, reflecting low client activity. Provision for credit losses was CHF 113 million in 4Q08, primarily on loans collateralized by securities. Total operating expenses were CHF 1,572 million, up CHF 74 million, or 5%, driven by the provisions relating to ARS and the charge relating to the close-out of a client’s account, partly offset by a decrease in compensation and benefits of CHF 213 million, or 27%.

Compared to 3Q08, income before taxes was down CHF 26 million, or 7%. Net revenues were down 4%, driven by lower recurring revenues, partially offset by higher transaction-based revenues. Total operating expenses were down CHF 173 million, or 10%, primarily reflecting lower compensation and benefits. 3Q08 included CHF 310 million of provisions relating to ARS, compared to CHF 97 million in 4Q08.

For 2008, income before taxes was CHF 2,442 million, down CHF 1,423 million, or 37%, from 2007. Net revenues were a solid CHF 8,776 million, down CHF 807 million, or 8%, from 2007. The decline was driven by a decrease in transaction-based revenues, reflecting low client activity, and a decrease in recurring commissions and fees reflecting an 8.1% decrease in average assets under management. Provision for credit losses was CHF 120 million. Total operating expenses increased CHF 499 million, or 9%, compared to 2007, mainly reflecting net provisions relating to ARS, the charge relating to the close-out of a client’s account and higher expenses due to our ongoing growth strategy, partially offset by lower performance-related compensation and commission expenses.

Assets under management as of the end of 2008 were CHF 646.0 billion, down CHF 192.6 billion, or 23.0%, from the end of 2007, primarily impacted by adverse market and foreign exchange-related movements, partially offset by net new assets of CHF 42.2 billion during the period. Compared to 3Q08, assets under management as of 4Q08 were down CHF 105.2 billion, or 14.0%, reflecting adverse market and foreign exchange-related movements. Net new assets were CHF 2.0 billion, as continued strong net client inflows of CHF 13.8 billion were negatively affected by significant deleveraging of CHF 11.8 billion. The deleveraging related to loan repayments, as clients rebalanced their portfolios as a result of the unprecedented market dislocation. The loan repayments were most pronounced in Switzerland, but were also substantial in Asia Pacific and Europe, Middle East and Africa (EMEA).

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 4Q08, the pre-tax income margin was 17.7%, down 21.7 percentage points from 4Q07 and down 0.5 percentage points from 3Q08. The 2008 pre-tax income margin was 27.8%, compared to 40.3% for 2007.

Net new asset growth rate (KPI)
Our target over market cycles is a growth rate over 6%. The rolling four-quarter average growth rate was 5.0%. Our annualized quarterly growth rate was 1.1% in 4Q08, affected by significant deleveraging.

Gross margin
Our gross margin in 4Q08 was 117 basis points, stable compared to 4Q07, as net revenues declined in line with the decrease in average assets under management. The recurring margin increased four basis points to 87 basis points, reflecting a 14% decrease in recurring revenues and a 17.3% decrease in our average assets under management. The transaction-based margin decreased four basis points to 30 basis points, driven mainly by a decline in product issuing and brokerage fees, reflecting lower client activity. Compared to 3Q08, the gross margin increased eight basis points. The gross margin was 115 basis points in both 2008 and 2007.

Initiatives and achievements
In 4Q08, we continued our long-term strategy of organic growth and received various awards:
– We entered Japan, a major Wealth Management market, by opening an office in Tokyo. Additionally, we opened an office in Bologna, Italy.
– We expanded our relationship manager coverage in Saudi Arabia, an important step in the development of our Middle East franchise.
– The Global Finance magazine ranked Credit Suisse the “World's Best Private Bank” as part of its World's Best Global Banks 2008 awards.
– We won two major industry awards, “Outstanding Global Private Bank” and “Outstanding Business and Entrepreneurs Private Bank”, at the 18th Private Banker International Wealth Management Summit, organized by Private Banker International.

– We were rated the best asset manager in the German-speaking area in the “Top Asset Management Plus” and “Best Advisory Meeting” categories and second overall out of 100 institutions surveyed by Fuchsbriefe. Additionally, Credit Suisse Austria received the prize for the best investment proposal and Credit Suisse Germany was first on the “all-time best” list and was recognized for the best three-year performance.

– Focus Money magazine and n-tv news rated Credit Suisse “highly recommendable” for its advisory services in Germany.
Assets under management - Wealth Management

			in / end of			% change		in / end of		% change

	4Q08	3Q08	4Q07		QoQ	YoY	2008	2007		YoY

Assets under management (CHF billion)

Assets under management	646.0	751.2	838.6		(14.0)	(23.0)	646.0	838.6		(23.0)

of which discretionary assets	126.7	155.0	182.7		(18.3)	(30.7)	126.7	182.7		(30.7)

of which advisory assets	519.3	596.2	655.9		(12.9)	(20.8)	519.3	655.9		(20.8)

Assets under management by currency (CHF billion)

USD	258.1	304.8	333.8		(15.3)	(22.7)	258.1	333.8		(22.7)

EUR	200.8	220.7	244.3		(9.0)	(17.8)	200.8	244.3		(17.8)

CHF	122.9	139.9	156.1		(12.2)	(21.3)	122.9	156.1		(21.3)

Other	64.2	85.8	104.4		(25.2)	(38.5)	64.2	104.4		(38.5)

Assets under management	646.0	751.2	838.6		(14.0)	(23.0)	646.0	838.6		(23.0)

Assets under management by region (CHF billion)

Switzerland	252.7	300.5	339.3		(15.9)	(25.5)	252.7	339.3		(25.5)

EMEA	242.6	278.8	308.3		(13.0)	(21.3)	242.6	308.3		(21.3)

Americas	102.2	112.4	122.6		(9.1)	(16.6)	102.2	122.6		(16.6)

Asia Pacific	48.5	59.5	68.4		(18.5)	(29.1)	48.5	68.4		(29.1)

Assets under management	646.0	751.2	838.6		(14.0)	(23.0)	646.0	838.6		(23.0)

Net new assets by region (CHF billion)

Switzerland	(6.1)	0.3	(0.7)		–	–	3.0	10.3		(70.9)

EMEA	2.0	4.4	5.3		(54.5)	(62.3)	14.2	23.1		(38.5)

Americas	6.6	4.3	1.4		53.5	371.4	16.6	7.3		127.4

Asia Pacific	(0.5)	2.3	6.0		–	–	8.4	9.5		(11.6)

Net new assets	2.0	11.3	12.0		(82.3)	(83.3)	42.2	50.2		(15.9)

Growth in assets under management (CHF billion)

Net new assets	2.0	11.3	12.0		–	–	42.2	50.2		–

Market movements	(71.1)	(56.9)	(4.5)		–	–	(176.7)	38.1		–

Currency	(35.1)	24.5	(15.5)		–	–	(54.1)	(23.1)		–

Other	(1.0)	(1.2)	11.9	[1]	–	–	(4.0)	(10.8)	[1,2]	–

Total other effects	(107.2)	(33.6)	(8.1)		–	–	(234.8)	4.2		–

Growth in assets under management	(105.2)	(22.3)	3.9		–	–	(192.6)	54.4		–

Growth in assets under management (annualized) (%)

Net new assets	1.1	5.8	5.7		–	–	5.0	6.4		–

Total other effects	(57.1)	(17.3)	(3.9)		–	–	(28.0)	0.5		–

Growth in assets under management	(56.0)	(11.5)	1.8		–	–	(23.0)	6.9		–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	5.0	6.2	6.4		–	–	–	–		–

Total other effects	(28.0)	(16.2)	0.5		–	–	–	–		–

Growth in assets under management (rolling four-quarter average)	(23.0)	(10.0)	6.9		–	–	–	–		–

1 Includes CHF 14.1 billion of assets under management relating to the acquisition of Hedging-Griffo. 2 Includes CHF 21.6 billion of corporate cash now reported only in client assets.

Results detail
The following provides a comparison of our 4Q08 results versus 4Q07 (YoY) and versus 3Q08 (QoQ).
Net revenues
Recurring
Recurring revenues arise from recurring net interest income, commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services.

YoY: Down 14% from CHF 1,766 million to CHF 1,512 million
The decrease primarily reflected lower commissions and fees, mainly from managed investment products, as average assets under management declined 17.3%. The decrease in revenues was partially offset by higher net interest income, mainly driven by higher revenues on deposits.

QoQ: Down 8% from CHF 1,646 million to CHF 1,512 million
The decrease mainly reflected lower commissions and fees, primarily from managed investment products, as average assets under management declined 10.6%. The decrease in commissions and fees was partially offset by higher net interest income.

Transaction-based
Transaction-based revenues arise primarily from brokerage and product issuing fees, foreign exchange income from client transactions and other transaction-based income.
YoY: Down 25% from CHF 710 million to CHF 536 million
The decrease was mainly driven by a decline in product issuing and brokerage fees and lower foreign exchange income from client transactions, reflecting low client activity.
QoQ: Up 9% from CHF 491 million to CHF 536 million
The increase was mainly driven by higher brokerage fees, which were very low in 3Q08.
Provision for credit losses
YoY: From CHF 2 million to CHF 113 million
The increase primarily reflected provisions on loans collateralized by securities relating to the forced deleveraging of numerous client positions in highly volatile equity markets.
QoQ: From CHF 3 million to CHF 113 million
The increase primarily reflected the provisions relating to the forced deleveraging of client positions.
Operating expenses
Compensation and benefits
YoY: Down 27% from CHF 778 million to CHF 565 million
The decrease was due to lower performance-related compensation, reflecting the lower results and the deferral of compensation under the CRA program.
QoQ: Down 28% from CHF 790 million to CHF 565 million
The decrease was due to the lower performance-related compensation, reflecting the lower results and the deferral of compensation under the CRA program.
General and administrative expenses
YoY: Up 69% from CHF 513 million to CHF 865 million
The increase was mainly driven by non-credit-related provisions, including a charge of CHF 190 million relating to the close-out of a client’s account and CHF 97 million of additional net provisions relating to ARS, mainly involving institutional clients. Expenses continued to reflect higher infrastructure costs due to our international expansion.

QoQ: Up 7% from CHF 810 million to CHF 865 million
The increase primarily reflected seasonally higher sales and marketing expenses. In 3Q08, we recorded provisions relating to ARS of CHF 310 million.
Personnel
Headcount at the end of 4Q08 was 15,400, up 1,100 from 4Q07, and down 200 from 3Q08. The increase from 4Q07 reflected the strengthening of our front-office teams, with an increase of 340 relationship managers, primarily in EMEA, the Americas and Asia Pacific. The decrease in 4Q08 reflected a headcount reduction of 400 employees as part of the bank-wide cost efficiency initiatives in conjunction with the acceleration of the Credit Suisse strategic plan announced in December 2008.

Corporate & Retail Banking
Our results in 4Q08 reflected continued profitable growth even as the Swiss economy began to exhibit signs of deterioration. We achieved net revenues of CHF 1,091 million and income before taxes of CHF 513 million. For 2008, income before taxes was a record CHF 1,767 million.

Results

					in / end of		% change			in / end of		% change

	4Q08		3Q08		4Q07	QoQ	YoY	2008		2007		YoY

Statements of income (CHF million)

Net revenues	1,091	[1]	1,011	[1]	1,002	8	9	4,131	[1]	3,939		5

Provision for credit losses	17		10		(8)	70	–	13		(62)		–

Compensation and benefits	252		332		320	(24)	(21)	1,285		1,352		(5)

General and administrative expenses	278		243		255	14	9	950		900	[2]	6

Commission expenses	31		26		34	19	(9)	116		128		(9)

Total other operating expenses	309		269		289	15	7	1,066		1,028		4

Total operating expenses	561		601		609	(7)	(8)	2,351		2,380		(1)

Income before taxes	513		400		401	28	28	1,767		1,621		9

Statement of income metrics (%)

Compensation/revenue ratio	23.1		32.8		31.9	–	–	31.1		34.3		–

Non-compensation/revenue ratio	28.3		26.6		28.8	–	–	25.8		26.1		–

Cost/income ratio	51.4		59.4		60.8	–	–	56.9		60.4		–

Pre-tax income margin	47.0		39.6		40.0	–	–	42.8		41.2		–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,760		3,618		3,450	4	9	3,570		3,462		3

Pre-tax return on average utilized economic capital (%) [3]	54.6		44.3		46.6	–	–	49.5		46.9		–

Balance sheet statistics (CHF million)

Total assets	112,752		117,438		107,929	(4)	4	112,752		107,929		4

Net loans	103,399		104,562		99,241	(1)	4	103,399		99,241		4

Goodwill	181		181		181	0	0	181		181		0

Number of employees (full-time equivalents)

Number of employees	9,000		9,100		8,900	(1)	1	9,000		8,900		1

Net revenue detail (CHF million)

Net interest income	647		618		587	5	10	2,485		2,342		6

Total non-interest income	444	[1]	393	[1]	415	13	7	1,646	[1]	1,597		3

Net revenues	1,091		1,011		1,002	8	9	4,131		3,939		5

Number of branches

Number of branches	220		218		216	1	2	220		216		2

1 Includes fair value gains on a synthetic collateralized loan portfolio of CHF 57 million, CHF 7 million and CHF 110 million in 4Q08, 3Q08 and 2008, respectively. 2 Includes releases of non-credit-related provisions of CHF 37 million. 3 Calculated using a return excluding interest costs for allocated goodwill.

Operating environment
The economic environment in Switzerland began to exhibit signs of deterioration in 4Q08. Macroeconomic indicators showed a downward trend, reflecting the global slowdown in growth, which had initially started with the financial crisis. Consumer confidence decreased and unemployment increased, though in a less pronounced manner when compared to most European and other major international economies.

Inflation declined during 4Q08 from the levels seen in the summer of 2008, impacted by lower energy prices and slowing growth. To address the financial crisis, central banks shifted their focus from the prevention of inflation to the mitigation of the impacts from slowing growth and pursued a far less restrictive monetary policy. In 4Q08, the SNB reduced its target rate for three-month Swiss franc LIBOR four times.

Although the Swiss economy started to show signs of weakening fundamentals, Corporate & Retail Banking results showed the resilience of its business model.
For further information, refer to I – Credit Suisse results – Operating environment.
Results summary
In 4Q08, income before taxes was CHF 513 million, up CHF 112 million, or 28%, compared to 4Q07. We reported net revenues of CHF 1,091 million, up CHF 89 million, or 9%, compared to 4Q07. Net interest income increased CHF 60 million, or 10%, mainly driven by higher revenues on deposits. Total non-interest income was up CHF 29 million, or 7%, positively impacted by fair value gains of CHF 57 million on the Clock Finance No. 1 synthetic collateralized loan portfolio, offset in part by lower commissions and fees reflecting low client activity and lower average assets under management.

Provision for credit losses was CHF 17 million, compared to releases of CHF 8 million in 4Q07.
Total operating expenses of CHF 561 million decreased CHF 48 million, or 8%, primarily reflecting lower performance-related compensation, partially offset by higher non-credit-related provisions.
Compared to 3Q08, income before taxes increased CHF 113 million, or 28%. Strong net revenues of CHF 1,091 million were up CHF 80 million, or 8%. Total non-interest income increased 13%, primarily due to higher fair value gains from the Clock Finance No. 1 transaction of CHF 57 million, compared to CHF 7 million in 3Q08. Net interest income increased 5%. Total operating expenses were CHF 561 million, down CHF 40 million, or 7%, due to lower compensation and benefits, partly offset by higher general and administrative expenses.

Net asset outflows in 4Q08 were CHF 0.1 billion. For 2008, net new assets of CHF 8.7 billion were more than double the amount of CHF 3.3 billion achieved in 2007.
For 2008, income before taxes was CHF 1,767 million, up CHF 146 million, or 9%, compared to 2007. We achieved net revenues of CHF 4,131 million, up CHF 192 million, or 5%, compared to 2007. Total operating expenses decreased slightly, as the decline in compensation and benefits offset higher non-credit-related provisions. Gross loans in 2008 increased by CHF 4.1 billion, or 4%, mainly driven by corporate and institutional loans.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 4Q08, our pre-tax income margin was 47.0%, compared to 40.0% in 4Q07 and 39.6% in 3Q08. The 2008 pre-tax income margin was 42.8%, compared to 41.2% in 2007.

Cost/income ratio
In 4Q08, the cost/income ratio was 51.4%, compared to 60.8% in 4Q07 and 59.4% in 3Q08. The 2008 cost/income ratio was 56.9%, compared to 60.4% in 2007.
Pre-tax return on average utilized economic capital
In 4Q08, the pre-tax return on average utilized economic capital was 54.6%, compared to 46.6% in 4Q07 and 44.3% in 3Q08. The 2008 pre-tax return on average utilized economic capital was 49.5%, compared to 46.9% in 2007.

Initiatives and achievements
– Credit Suisse celebrated the re-opening of its 50th renovated branch in Switzerland. This was an important milestone in the branch excellence initiative. The branches, part of our most important sales and service channels in Switzerland, have been renovated to provide clients with first-class customer service.

– We intensified our succession campaign in all Swiss locations. The joint initiative between Corporate & Retail Banking and Wealth Management aims at better supporting our clients as a strategic partner in succession situations.

– The financial magazine Global Finance voted Credit Suisse Switzerland the “Best Trade Finance Provider” for the eighth consecutive year.
– Credit Suisse was awarded the “Best Foreign Exchange Bank in Switzerland” by the Global Finance magazine for its innovation and services in foreign exchange products. This award recognizes our integrated bank approach to offer the best possible foreign exchange products to our corporate and institutional client base.

Results detail
The following provides a comparison of our 4Q08 results versus 4Q07 (YoY) and versus 3Q08 (QoQ).
Net revenues
Net interest income
YoY: Up 10% from CHF 587 million to CHF 647 million
The increase reflected higher revenues from deposits due to improved margins, and slightly higher revenues from lending due to higher volumes.
QoQ: Up 5% from CHF 618 million to CHF 647 million
The increase reflected higher revenues from deposits.
Total non-interest income
YoY: Up 7% from CHF 415 million to CHF 444 million
The increase reflected higher trading revenues, which were driven by fair value gains of CHF 57 million from the Clock Finance No. 1 transaction. This impact was partially offset by lower commissions and fees reflecting low client activity and the decline in average assets under management.

QoQ: Up 13% from CHF 393 million to CHF 444 million
The increase was mainly due to the fair value gains on the Clock Finance No. 1 transaction of CHF 57 million, compared to CHF 7 million in 3Q08, and gains from the sale of real estate, partly offset by lower commissions and fees.

Provision for credit losses
YoY: From CHF (8) million to CHF 17 million
We recorded net provisions of CHF 17 million, reflecting a lower level of releases. In 4Q08, we recorded provisions of CHF 58 million and releases of CHF 41 million, compared to provisions of CHF 54 million and releases of CHF 62 million in 4Q07,

QoQ: From CHF 10 million to CHF 17 million
We recorded net provisions of CHF 17 million, reflecting a higher level of credit provisions, partially offset by higher releases. In 3Q08, we reported provisions of CHF 31 million and releases of CHF 21 million.

Operating expenses
Compensation and benefits
YoY: Down 21% from CHF 320 million to CHF 252 million
The decrease reflected significantly lower performance-related compensation due to the deferral of compensation under the CRA program.
QoQ: Down 24% from CHF 332 million to CHF 252 million
The decrease reflected significantly lower performance-related compensation due to the deferral of compensation under the CRA program.
General and administrative expenses
YoY: Up 9% from CHF 255 million to CHF 278 million
The increase was due to higher non-credit-related provisions, partially offset by lower marketing activities and professional fees. Non-credit-related provisions reflected our decision to buy back certain clients’ Lehman Brothers structured notes.

QoQ: Up 14% from CHF 243 million to CHF 278 million
The increase reflected seasonally higher sales and marketing expenses and professional fees. In both quarters, we recorded non-credit-related provisions relating to the buy-back of Lehman Brothers structured notes.

Investment Banking
We reported a loss before taxes of CHF 7,779 million in 4Q08. Net revenues declined significantly to negative CHF 4,571 million, as the market disruption in the first nine months of 2008 intensified in 4Q08 and had an adverse impact on most of our businesses, including further net valuation reductions in our leveraged finance and structured products businesses and significantly lower trading revenues. Net revenues included fair value gains on Credit Suisse own debt of CHF 1,919 million. We had solid results in our client-driven businesses, including flow-based rate products, foreign exchange, prime services and cash equities.

Results

				in / end of			% change			in / end of		% change

	4Q08	3Q08		4Q07		QoQ	YoY	2008		2007		YoY

Statements of income (CHF million)

Net revenues	(4,571)	(515)		2,741		–	–	(1,835)		18,958		–

Provision for credit losses	355	119		210		198	69	680		300		127

Compensation and benefits	1,505	1,492		2,080		1	(28)	7,177		10,191		(30)

General and administrative expenses	999	751	[1]	941		33	6	3,150	[1,2]	3,435		(8)

Commission expenses	349	348		359		0	(3)	1,341		1,383		(3)

Total other operating expenses	1,348	1,099		1,300		23	4	4,491		4,818		(7)

Total operating expenses	2,853	2,591		3,380		10	(16)	11,668		15,009		(22)

Income/(loss) before taxes	(7,779)	(3,225)		(849)		141	–	(14,183)		3,649		–

Statement of income metrics (%)

Compensation/revenue ratio	–	–		75.9		–	–	–		53.8		–

Non-compensation/revenue ratio	–	–		47.4		–	–	–		25.4		–

Cost/income ratio	–	–		123.3		–	–	–		79.2		–

Pre-tax income margin	–	–		(31.0)		–	–	–		19.2		–

Utilized economic capital and return

Average utilized economic capital (CHF million)	16,728	17,562		20,321	[3]	(5)	(18)	17,197		20,125	[3]	(15)

Pre-tax return on average utilized economic capital (%) [4]	(185.4)	(72.7)		(15.8)	[3]	–	–	(81.8)		19.2	[3]	–

Balance sheet statistics (CHF million)

Total assets	976,713	1,180,743		1,140,740		(17)	(14)	976,713		1,140,740		(14)

Net loans	60,837	61,308		64,892		(1)	(6)	60,837		64,892		(6)

Goodwill	6,972	7,424		7,465		(6)	(7)	6,972		7,465		(7)

Number of employees (full-time equivalents)

Number of employees	19,700	21,300		20,600		(8)	(4)	19,700		20,600		(4)

1 Includes a release from the reserve for certain private litigation matters of CHF 73 million. 2 Includes a net credit pertaining to litigation of CHF 134 million. 3 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. 4 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in			% change		in		% change

	4Q08	3Q08	4Q07		QoQ	YoY	2008	2007		YoY

Net revenue detail (CHF million)

Debt underwriting [1]	(10)	87	341		–	–	429	1,864		(77)

Equity underwriting	208	188	393		11	(47)	813	1,444		(44)

Total underwriting	198	275	734		(28)	(73)	1,242	3,308		(62)

Advisory and other fees	364	358	670		2	(46)	1,482	2,253		(34)

Total underwriting and advisory	562	633	1,404		(11)	(60)	2,724	5,561		(51)

Fixed income trading [1]	(2,891)	(1,109)	(484)		161	497	(5,256)	6,084		–

Equity trading	(2,185)	165	2,068		–	–	1,614	7,751		(79)

Total trading	(5,076)	(944)	1,584		438	–	(3,642)	13,835		–

Other [1]	(57)	(204)	(247)		(72)	(77)	(917)	(438)		109

Net revenues	(4,571)	(515)	2,741		–	–	(1,835)	18,958		–

Average one-day, 99% Value-at-Risk (CHF million)

Interest rate and credit spread	124	138	103		(10)	20	148	72		106

Foreign exchange	18	14	38		29	(53)	22	26		(15)

Commodity	30	32	22		(6)	36	36	17		112

Equity	59	69	90		(14)	(34)	65	80		(19)

Diversification benefit	(70)	(84)	(81)		(17)	(14)	(94)	(81)		16

Average one-day, 99% Value-at-Risk	161	169	172	[2]	(5)	(6)	177	114	[2]	55

1 Refer to the table "Net valuation adjustments". 2 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends.

Operating environment
The extreme market disruption and substantial volatility that marked the third quarter further intensified in the fourth quarter. Data released during the quarter showed that many major economies around the globe, including the euro-zone and Japan, entered a recession in the third quarter of 2008, while the National Bureau of Economic Research announced that the US economy had been in recession since December 2007. The extreme volatility and depressed economic conditions adversely affected the financial services sector and most of our businesses within Investment Banking. Central banks around the world reduced rates as concern over the fundamental state of the economy outweighed inflation considerations. With unprecedented global coordination, six central banks – the Fed, the ECB, the Bank of England (BoE) and the central banks of Canada, Sweden and Switzerland – cut interest rates sharply in early October. This was followed by further rate cuts by the Fed, the ECB and the BoE, which reduced interest rates to an all-time low of 0%-0.25% in the US, 2.5% in Europe and 2% in the UK. The central banks of China, India, Hong Kong and Australia also reduced interest rates during the quarter. Weakness in the US economy, coupled with steep declines in energy prices, brought inflation rates down sharply.

Throughout the quarter, equity markets continued to reach new lows. Equity market volatility, as indicated by the VIX, reached a new high in November, in conjunction with an increase in equity trading volumes. In October, the S&P 500 posted its worst month since the stock market crash of 1987 and the Dow Jones Industrial Average (Dow) had its worst week on record. The Dow closed below 8,000 points on November 19 for the first time in almost six years. There were 16 days during the quarter in which the Dow gained or lost over 400 points and 45 days in which it had intraday movements of more than 400 points. On October 10, the Dow recorded the first intraday swing of more than 1,000 points in its 112-year history. In addition to exceptional volatility, there was substantial basis risk from the divergence between the cash and synthetic markets in the quarter. Fixed income trading volumes were down in the quarter.

Global debt and equity underwriting volumes were down from 3Q08 levels due to decreased demand for fixed income products, lower equity valuations and general market uncertainty. In October, the steep drop in stock prices led to the greatest volume of IPO offering withdrawals on record for a single month. The US dollar volume of announced M&A also declined during the quarter.

For further information, refer to I – Credit Suisse results – Operating environment.
League table positions

in / end of

	4Q08		2008	2007	2006

League table rank / market share (% – rounded) [1]

Global fee pool [2]	5 / 6%		7 / 5%	7 / 5%	4 / 6%

High yield [3]	–	[4]	3 / 11%	2 / 11%	3 / 12%

Investment grade [3]	12 / 3%		12 / 4%	13 / 3%	13 / 3%

Asset-backed [3]	–	[4]	8 / 3%	10 / 5%	8 / 5%

Mortgage-backed [3]	4 / 9%		2 / 11%	4 / 7%	5 / 7%

Total debt underwriting [3]	11 / 4%		7 / 4%	11 / 4%	8 / 5%

IPO [2]	1 / 26%		8 / 5%	3 / 8%	4 / 7%

Follow-on 2	5 / 9%		7 / 6%	7 / 6%	7 / 6%

Convertible [2]	3 / 14%		10 / 4%	9 / 5%	11 / 4%

Total equity underwriting [2]	4 / 10%		7 / 5%	7 / 6%	7 / 6%

Announced mergers and acquisitions [3]	5 / 17%		7 / 17%	6 / 20%	6 / 19%

Completed mergers and acquisitions [3]	11 / 11%		7 / 19%	8 / 18%	8 / 15%

1 Volume-based, except global fee pool 2 Dealogic 3 Thomson Financial 4 not ranked

Results summary
In 4Q08, the loss before taxes was CHF 7,779 million, compared to a loss before taxes of CHF 849 million in 4Q07. Net revenues were negative CHF 4,571 million, compared to CHF 2,741 million in 4Q07, as the widespread market disruption, exacerbated by the failure of Lehman Brothers, continued into 4Q08. Our results were also negatively impacted by a severe widening of credit spreads, resulting in sharp declines in fair value levels of credit instruments across most markets and an increase in the divergence between the cash and synthetic markets. Our results also reflected higher credit-related exposures to certain trading counterparties. Our combined leveraged finance and structured products businesses had net valuation reductions of CHF 3,192 million in 4Q08. Other areas adversely impacted by the extreme market disruption included equity derivatives, emerging markets trading, leveraged finance trading, convertibles and long/short and event and risk arbitrage equity trading strategies, all of which recorded significant losses. We reported solid results in our client-driven businesses, including flow-based rate products, cash equities, foreign exchange and prime services. Total operating expenses were CHF 2,853 million, down CHF 527 million, or 16%, reflecting a 28% decrease in compensation and benefits, partially offset by a 4% increase in total other operating expenses.

Results in 4Q08 were negatively impacted by significantly lower fixed income trading revenues. These results primarily reflected net valuation reductions in our leveraged finance and structured products businesses, losses in our emerging markets and leveraged finance trading businesses and losses associated with structured foreign exchange derivatives in Asia. These results were partially offset by record revenues in flow-based rate products, valuation increases due to a change in estimate of the value of our corporate loans compared to valuation reductions in 4Q07, and good revenues in our foreign exchange business. The change in estimate of the value of the corporate loans emphasizes index-derived recovery rate and default assumptions over indicative consensus prices, as the illiquidity of these positions made indicative consensus prices less relevant. Fixed income trading benefited from fair value gains of CHF 1,727 million due to widening credit spreads on Credit Suisse debt.

Equity trading revenues declined substantially, primarily due to significant losses in equity derivatives, convertibles, and long/short and event and risk arbitrage strategies. These results were partially offset by good performance in cash equities and prime services. Equity trading benefited from fair value gains of CHF 192 million due to widening credit spreads on Credit Suisse debt.

Our underwriting and advisory businesses had lower revenues compared to 4Q07, reflecting a decline in overall market activity and lower revenues from the private fund group.
Compared to 3Q08, the higher loss before taxes was driven by lower revenues in most businesses, particularly equity derivatives, convertibles and our long/short and event and risk arbitrage equity trading strategies, significant net valuation reductions in leveraged finance and structured products and losses in leveraged finance trading. We also had significant valuation increases in our corporate loan business compared to significant valuation reductions in 3Q08. Total operating expenses were up CHF 262 million, or 10%, primarily due to an increase in expense provisions relating to certain private litigation matters and legal fees.

The strengthening of the average rate of the US dollar against the Swiss franc from 3Q08 favorably affected revenues and adversely impacted expenses and losses. For information on foreign currency translation rates, refer to VI – Investor information.

For 2008, the loss before taxes was CHF 14,183 million, compared to income before taxes of CHF 3,649 million in 2007. Net revenues were negative CHF 1,835 million, compared to CHF 18,958 million in 2007, as the widespread market disruption which began in 2007 continued to worsen through 2008. Our combined leveraged finance and structured products businesses had net valuation reductions of CHF 10,923 million in 2008. Extreme volatility in the second half of the year adversely affected many of our businesses including long/short and event and risk arbitrage equity trading strategies, equity derivatives, emerging markets trading and convertibles, all of which recorded significant losses. We also had significantly higher valuation reductions in our corporate loan business. We reported solid results in our client-driven businesses, including cash equities, flow-based rate products, prime services and foreign exchange. Total operating expenses were CHF 11,668 million, down CHF 3,341 million, or 22%, reflecting a 30% decrease in compensation and benefits and a 7% decrease in total other operating expenses.

Repositioning Investment Banking
During 4Q08, we announced an acceleration of our efforts to reposition Investment Banking in response to the challenging market environment. In particular, we are focused on:
– reducing risk capital usage, including exiting certain proprietary and principal trading activities and aligning lending with customer franchises;
– reducing volatility and improving capital efficiency;
– increasing emphasis on client and flow-based businesses; and
– reducing risk limits for complex and structured products.

Key measures of our progress include:
– Risk-weighted assets in Investment Banking declined 15% since the end of 3Q08, and 31% since the end of 2007, to USD 163 billion, and are targeted to decline to USD 135 billion by year-end 2009.
– End-of-period, one-day 99% VaR in Investment Banking declined 20% in 4Q08 to USD 117 million. Excluding dataset and methodology changes, the decline was 35% to USD 31 million.
– Headcount reduction of 1,600 since 3Q08 to 19,700, with a year-end 2009 target headcount of 17,500.
For further information refer to I – Credit Suisse results – Credit Suisse – Accelerated implementation of our strategic plan.
Impact on results of the events in the mortgage and credit markets
In 4Q08, the continued dislocation in the credit and mortgage markets led to significantly lower revenues in our leveraged finance and structured products businesses, consisting of CMBS, RMBS and subprime CDO, with net valuation reductions of CHF 3,192 million in 4Q08. The exposures for the leveraged finance and structured products businesses reflect a risk management rather than a financial reporting perspective.

Selected risk exposures

				end of		% change

	4Q08		3Q08	4Q07	QoQ	YoY

Origination-related positions (CHF billion) [1]

Unfunded commitments	0.3		8.9	24.8	(97)	(99)

Funded positions	0.6		2.8	10.0	(79)	(94)

Equity bridges	0.0		0.2	0.3	(100)	(100)

Leveraged finance	0.9	[2]	11.9	35.1	(92)	(97)

Commercial mortgages	8.8	[3]	12.8	25.9	(31)	(66)

Trading book-related positions (CHF billion) [4]

US subprime	1.9		2.1	6.2	(10)	(69)

US Alt-A	0.6		1.1	2.8	(45)	(79)

US prime	0.6		0.9	1.4	(33)	(57)

European/Asian	2.0		2.7	2.9	(26)	(31)

Residential mortgages and subprime CDO	5.1		6.8	13.3	(25)	(62)

1 Exposures shown gross. 2 Excludes an aggregate of CHF 1.8 billion of fair valued non-recourse term financing for executed transactions. Fair value gains and losses on this term financing are reflected in net valuation adjustments in leveraged finance. Refer to the table "Net valuation adjustments". Excludes impact of the PAF transaction of CHF 1.3 billion. 3 Excludes an aggregate of CHF 1.6 billion of term financing for executed transactions, of which CHF 0.3 billion is non-recourse, the sale of CHF 0.2 billion of loans on a trade-date basis and the impact of the PAF transaction of CHF 1.2 billion. 4 Exposures shown net.

Net valuation adjustments

in	4Q08	3Q08	4Q07	2008	2007

Net valuation adjustments (CHF million)

Leveraged finance	(889)	(870)	(231)	(3,526)	(835)

of which reported in debt underwriting [1]	(105)	(68)	23	(200)	31

of which reported in fixed income trading [2]	(1,195)	(678)	(54)	(3,212)	(311)

of which reported in other [3]	411	(124)	(200)	(114)	(555)

CMBS (reported in fixed income trading) [4]	(989)	(1,006)	(384)	(3,320)	(554)

RMBS and subprime CDO	(1,314)	(552)	(1,821)	(4,077)	(1,798)

of which reported in debt underwriting [5]	0	0	(16)	39	(380)

of which reported in fixed income trading [6]	(1,314)	(552)	(1,805)	(4,116)	(1,418)

Total	(3,192)	(2,428)	(2,436)	(10,923)	(3,187)

1 Includes fee revenues/(losses). 2 Valuation gains/(reductions) (including fees, hedges, interest on funded positions, recoveries and executed transactions) on loan commitments. 3 Valuation gains/(reductions) (including fees, hedges, interest on funded positions, recoveries and executed transactions) on bridge loan commitments. 4 Valuation gains/(reductions) (including fees, hedges, interest on funded positions and executed transactions). 5 Valuation gains/(reductions) (including hedges) on subprime CDO origination assets. 6 Valuation gains/(reductions) (including fees, hedges and interest on funded positions) on RMBS and subprime CDO warehousing and synthetic assets.

Leveraged Finance
Our leveraged finance business had net valuation reductions (including fees, hedges, interest on funded positions, recoveries and executed transactions) of CHF 889 million in 4Q08, reflecting continued adverse credit market conditions and the reversal of valuation reductions relating to an expired commitment to a single borrower. Our unfunded non-investment grade loan commitments (both leveraged loan and bridge) were CHF 0.3 billion (USD 0.3 billion) as of the end of 4Q08 versus CHF 8.9 billion (USD 7.9 billion) as of the end of 3Q08. This significant reduction was primarily due to the expiration of a commitment to a single borrower, which accounted for over half of our exposure in 3Q08. Our funded non-investment grade loans (both leveraged loan and bridge) were CHF 0.6 billion (USD 0.5 billion) as of the end of 4Q08 versus CHF 2.8 billion (USD 2.5 billion) as of the end of 3Q08. We have actively pursued reductions in our total exposure through sales and syndications and risk reduction associated with the PAF compensation plan. Total exposure has been reduced 92% from the end of 3Q08 and 97% from the end of 4Q07. The leveraged finance business, including origination and trading activities and net valuation adjustments, had losses of CHF 1,969 million in 4Q08 compared to losses of CHF 217 million in 4Q07 and losses of CHF 1,174 million in 3Q08.

Structured Products
Our CMBS business had net valuation reductions (including fees, hedges, interest on funded positions and executed transactions) of CHF 989 million in 4Q08, reflecting a continued lack of liquidity and downward pressure on valuations. Our gross valuation reduction (net of fees) was CHF 1,375 million. Our commercial mortgage gross exposure was CHF 8.8 billion (USD 8.3 billion) as of the end of 4Q08 versus CHF 12.8 billion (USD 11.4 billion) as of the end of 3Q08. Total exposure has been reduced 31% from the end of 3Q08 and 66% from the end of 4Q07. We have actively reduced our exposure through sales of both loans and securities and risk reduction associated with the PAF compensation plan.

Our combined RMBS and subprime CDO origination warehousing and synthetic businesses had net valuation reductions (including fees, hedges and interest on funded positions) of CHF 1,314 million in 4Q08. Combined RMBS and subprime CDO exposures were CHF 5.1 billion (USD 4.8 billion) as of the end of 4Q08 versus CHF 6.8 billion (USD 6.0 billion) as of the end of 3Q08.

The RMBS and CDO businesses are managed as a trading book on a net basis, and the related gross long and short positions are monitored as part of our risk management activities and price testing procedures.

Our structured products businesses, including net valuation adjustments, had losses of CHF 2,301 million in 4Q08, compared to losses of CHF 2,060 million in 4Q07 and losses of CHF 1,515 million in 3Q08.

Performance indicators
Pre-tax income margin
Our target over market cycles is a pre-tax income margin of 30% or greater. The pre-tax income margin was not meaningful in 4Q08, 3Q08 and 2008 given our losses, reflecting the extremely challenging operating environment. The pre-tax income margin was negative 31.0% in 4Q07 and 19.2% in 2007. Going forward, we will target over market cycles a pre-tax income margin of 25% or greater.

Compensation/revenue ratio
The compensation/revenue ratio was not meaningful in 4Q08, 3Q08 and 2008 given our losses. The compensation/revenue ratio was 75.9% in 4Q07 and 53.8% in 2007.
Value-at-Risk
The 4Q08 average one-day, 99% VaR was CHF 161 million compared to CHF 172 million in 4Q07 and CHF 169 million in 3Q08. For further information on VaR, refer to IV – Treasury and Risk management – Risk management – Market risk.

Pre-tax return on average utilized economic capital
The 4Q08 pre-tax return on average utilized economic capital was negative 185.4% compared to negative 15.8% in 4Q07 and negative 72.7% in 3Q08. The 2008 pre-tax return on average utilized economic capital was negative 81.8% compared to 19.2% in 2007.

Significant transactions and achievements
We executed a number of significant transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including International Business Machines Corp (US information technology services company), Regions Financial Corp (US bank), Deere & Company (US agricultural equipment manufacturer) and Verizon Communications Inc. (US communications services company).

– Equity capital markets: We executed IPOs for Grand Canyon Education, Inc. (US education services company) and ENEA S.A. (Polish energy company), equity offerings for MetLife, Inc. (US insurance provider), Ecolab Inc. (US specialty chemicals manufacturer) and Commonwealth Bank of Australia (Australian bank) and rights issues for Banco Santander SA (Spanish bank) and Centrica PLC (UK energy company).

– Mergers and acquisitions: We advised a number of clients on key transactions that were announced in 4Q08, including the UK Treasury on a series of measures designed to stabilize its domestic financial sector, Temasek Holdings Pte Limited (Singapore government investment holding company) on its sale of PowerSeraya Limited (Singapore energy company) to Sabre Energy Industries Pte Limited (subsidiary of Malaysian utility company), and Constellation Energy Group, Inc. (US energy company) on the sale of a 49.9% stake in its subsidiary Constellation Energy Nuclear Group, LLC. to Electricité de France S.A. (French utility company).

We received several industry awards and expanded our ability to serve certain geographic and product markets:
– Credit Suisse Founder Securities Limited, a securities joint venture between Credit Suisse and Founder Securities, received a business permit from the China Securities Regulatory Commission to provide investment banking services to clients in the domestic China market.

– Credit Suisse was recognized as “Emerging Market Bond House of the Year” by International Financing Review (IFR) for the second time in four years. The publication noted Credit Suisse’s global origination and syndication teams’ emphasis on strengthening issuer and investor relationships and providing a full range of services to individual clients.

– Credit Suisse was awarded “Swiss Franc Bond House of the Year” by IFR, an award received by Credit Suisse in six of the past eight years.
– Credit Suisse’s US debt capital markets franchise also won IFR’s “Best US Dollar Bond/Best Investment Grade Corporate Bond”, in which Credit Suisse was lead manager of the USD 4 billion multi-tranche five-, ten- and 30-year issue by International Business Machines Corp.

– Credit Suisse was awarded “Deal of the Year” by Asia Risk for the PL100 Emerging Markets Infrastructure Development Trust in Australia.
Results detail
The following provides a comparison of our 4Q08 results versus 4Q07 (YoY) and versus 3Q08 (QoQ).
Net revenues
Debt underwriting
YoY: From CHF 341 million to CHF (10) million
The decrease was primarily due to weaker performance in our leveraged finance business resulting from significantly lower levels of high yield and leveraged lending issuance activity and valuation reductions of CHF 105 million in leveraged finance compared to valuation gains of CHF 23 million in 4Q07. The demand for most fixed income securities declined significantly due to continued weakness in the credit markets.

QoQ: From CHF 87 million to CHF (10) million
The decrease was primarily due to higher net valuation reductions in leveraged finance and lower revenues from our emerging markets business.
Equity underwriting
YoY: Down 47% from CHF 393 million to CHF 208 million
The decrease was driven by a weaker performance in our Latin American business, compared to a very strong 4Q07. In addition, there were significantly lower levels of industry-wide equity issuance, resulting from lower equity market valuations in 4Q08 compared with more favorable equity markets in 4Q07. In 4Q08, the number of global IPOs declined 89% while capital raised declined 97% from 4Q07. The quarter was the worst on record both in number of deals and money raised since Dealogic began tracking IPOs.

QoQ: Up 11% from CHF 188 million to CHF 208 million
The increase was driven by higher market share due to our execution of a number of equity issuances despite the decline in industry-wide issuance.
Advisory and other fees
YoY: Down 46% from CHF 670 million to CHF 364 million
The decrease reflected a decline in revenues from the private fund group, which raises capital for hedge funds, private equity and real estate funds. The decrease also reflected lower advisory fees in line with lower levels of completed global M&A and a decline in market share.

QoQ: Up 2% from CHF 358 million to CHF 364 million
The increase reflected slightly higher advisory revenues and revenues from the private fund group.
Fixed income trading
YoY: Down 497% from CHF (484) million to CHF (2,891) million
The decrease was primarily due to higher net valuation reductions of CHF 3,498 million in our combined structured products and leveraged finance businesses and losses of CHF 1,197 million in our emerging markets businesses resulting from price declines in several markets resulting from widening credit spreads. These results also included leveraged finance trading losses of CHF 451 million relating to businesses we are exiting, specifically European trading and several discontinued trading strategies in the US, and further losses of CHF 362 million driven by the US loan trading business, which experienced unprecedented price declines in the quarter, and net valuation reductions of CHF 457 million relating to our non-subprime CDO business, primarily reflecting a decline in market values for collateralized loan obligation securities. In addition, we had losses associated with structured foreign exchange derivatives in Asia. These results were partially offset by fair value gains of CHF 1,727 million on Credit Suisse debt compared to fair value gains of CHF 440 million in 4Q07, higher revenues in flow-based rate products and valuation increases of CHF 422 million in our corporate loan business, primarily due to a change in estimate of the value of the loans, compared to valuation reductions in 4Q07. The valuation increase in our corporate loan business reflected CHF 1,341 millions of gains from credit default swap hedges, offset in part by valuation reductions of CHF 919 million on the loans, including the significant impact of the change in estimate.

QoQ: Down 161% from CHF (1,109) million to CHF (2,891) million
The decrease was primarily due to higher net valuation reductions in our combined structured products and leveraged finance businesses, the losses in our emerging markets businesses, the trading losses in our leveraged finance business, the losses associated with structured foreign exchange derivatives in Asia, the net valuation reductions relating to our non-subprime CDO business and lower revenues in the US high grade business. These results were partially offset by the valuation increases in our corporate loan business, compared to valuation reductions of CHF 922 million in 3Q08, record revenues in flow-based rate products and lower losses from our investments in the preferred shares and hybrid capital securities of certain financial institutions. In 3Q08, the valuation reductions on our corporate loan business reflected valuation reductions on corporate loans of CHF 1,431 million, offset in part by gains of CHF 509 million on credit default swap hedges.

Equity trading
YoY: From CHF 2,068 million to CHF (2,185) million
The decrease was primarily due to losses of CHF 886 million in our structured derivatives business, most of which we are reducing, losses of CHF 929 million in our corporate and flow derivatives businesses resulting from highly volatile market conditions and counterparty-related defaults in the quarter, a CHF 1,019 million loss in convertibles arising from the continued dislocation and illiquidity, losses of CHF 511 million in our long/short and event and risk arbitrage strategies and lower revenues in our Latin American, non-Japan Asia and European cash equities businesses compared to a very strong 4Q07. These losses were partially offset by continued strong performance in US and Japan cash equities and solid results in prime services. Equity trading results also included fair value gains of CHF 192 million on Credit Suisse debt compared to fair value gains of CHF 49 million in 4Q07.

QoQ: From CHF 165 million to CHF (2,185) million
The decrease was primarily due to the losses in our derivatives business. The results also reflected higher losses in convertibles, which were partially offset by stronger performance in our cash equities business in Latin America, Europe and Japan.

Other
YoY: Up 77% from CHF (247) million to CHF (57) million
The increase was primarily due to net valuation gains of CHF 411 million on our leveraged finance bridge commitments, compared to net valuation reductions of CHF 200 million in 4Q07, partially offset by a decrease reflecting the impact of economic hedging of voluntary deferred compensation and losses from our private equity-related investments not managed as part of Asset Management.

QoQ: Up 72% from CHF (204) million to CHF (57) million
The increase was primarily due to net valuation gains of CHF 411 million on our leveraged finance bridge commitments, compared to net valuation reductions of CHF 124 million in 3Q08, partially offset by the decrease reflecting the impact of economic hedging of voluntary deferred compensation and higher losses from our private equity-related investments not managed as part of Asset Management.

Provision for credit losses
YoY: Up 69% from CHF 210 million to CHF 355 million
The increase was driven by provisions against loans made to various borrowers in Asia, with the majority of the increase related to a single borrower.
QoQ: Up 198% from CHF 119 million to CHF 355 million
The increase was driven by provisions against loans made to various borrowers in Asia, with the majority of the increase related to a single borrower.
Operating expenses
Compensation and benefits
YoY: Down 28% from CHF 2,080 million to CHF 1,505 million
The decrease was primarily due to lower performance-related compensation, reflecting the results and the deferral of compensation under the CRA program, and lower voluntary deferred compensation expense. We previously economically hedged voluntary deferred compensation with a derivative instrument, and the gains/losses on the underlying compensation liability were offset in compensation expenses by the losses/gains on the derivative. We now economically hedge with a cash instrument, and the gains/losses on the underlying compensation liability are recorded in compensation expenses and the losses/gains on the hedge are recorded in other revenues. The decrease also reflected a reduction in salary expense and lower severance-related costs, as compensation costs related to the accelerated implementation of our strategic plan were included in Corporate Center.

QoQ: From CHF 1,492 million to CHF 1,505 million
This primarily reflected the lower voluntary deferred compensation expenses and the reduction in salary expense and severance-related costs, offset by an increase in performance-related compensation compared to a nominal accrual in 3Q08.

General and administrative expenses
YoY: Up 6% from CHF 941 million to CHF 999 million
The increase reflects higher expense provisions related to certain litigation matters and legal fees, partially offset by lower travel and entertainment expenses and business and tax services fees.
QoQ: Up 33% from CHF 751 million to CHF 999 million
The increase primarily reflects higher expense provisions relating to certain private litigation matters and legal fees, partially offset by lower travel and entertainment expenses. A release for certain litigation matters of CHF 73 million was included in 3Q08.

Personnel
Headcount at the end of 4Q08 was 19,700, down 900 from 4Q07, and down 1,600 from 3Q08. The decrease from 3Q08 reflects a portion of the headcount reductions in conjunction with the acceleration of our strategic plan. We are targeting Investment Banking headcount of 17,500 by year-end 2009.

Asset Management
The financial and credit market dislocation continued in 4Q08 and adversely impacted our results. We recorded a loss before taxes of CHF 670 million, including private equity and other investment-related losses of CHF 599 million and net losses on securities purchased from our money market funds of CHF 164 million.

Results

				in / end of		% change			in / end of	% change

	4Q08		3Q08	4Q07	QoQ	YoY	2008		2007	YoY

Statements of income (CHF million)

Net revenues	(403)		334	212	–	–	496		2,016	(75)

Provision for credit losses	0		0	1	–	(100)	0		1	(100)

Compensation and benefits	44		263	276	(83)	(84)	884		1,084	(18)

General and administrative expenses	185	[1]	129	177	43	5	580	[1]	526	10

Commission expenses	38		40	60	(5)	(37)	159		208	(24)

Total other operating expenses	223		169	237	32	(6)	739		734	1

Total operating expenses	267		432	513	(38)	(48)	1,623		1,818	(11)

Income/(loss) before taxes	(670)		(98)	(302)	–	122	(1,127)		197	–

Statement of income metrics (%)

Compensation/revenue ratio	–		78.7	130.2	–	–	178.2		53.8	–

Non-compensation/revenue ratio	–		50.6	111.8	–	–	149.0		36.4	–

Cost/income ratio	–		129.3	242.0	–	–	327.2		90.2	–

Pre-tax income margin	–		(29.3)	(142.5)	–	–	(227.2)		9.8	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,697		2,628	2,268	3	19	2,469		2,185	13

Pre-tax return on average utilized economic capital (%) [2]	(97.9)		(13.1)	(51.1)	–	–	(43.9)		11.5	–

Balance sheet statistics (CHF million)

Total assets	21,580		24,210	27,784	(11)	(22)	21,580		27,784	(22)

Goodwill	1,593		2,412	2,442	(34)	(35)	1,593		2,442	(35)

Number of employees (full-time equivalents)

Number of employees	3,000		3,600	3,600	(17)	(17)	3,000		3,600	(17)

1 Includes a CHF 41 million impairment charge on acquired intangible assets. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

					in / end of		% change			in / end of	% change

	4Q08		3Q08		4Q07	QoQ	YoY	2008		2007	YoY

Net revenue detail (CHF million)

Private equity	79		90	[1]	90	(12)	(12)	306	[1]	275	11

Real estate	54		70		84	(23)	(36)	242		248	(2)

Credit strategies	26		27		33	(4)	(21)	109		137	(20)

Hedge fund strategies	13		52		99	(75)	(87)	196		352	(44)

Other [2]	37		49		96	(24)	(61)	215		114	89

Alternative investment strategies	209		288		402	(27)	(48)	1,068		1,126	(5)

Multi-asset class solutions	118		150		187	(21)	(37)	574		680	(16)

Equities	6		13		16	(54)	(63)	43		62	(31)

Fixed income	18		25		33	(28)	(45)	97		165	(41)

Other [3]	9	[4]	3		43	200	(79)	77		222	(65)

Traditional investment strategies	151		191		279	(21)	(46)	791		1,129	(30)

Securities purchased from our money market funds	(164)		(36)		(774)	356	(79)	(687)		(920)	(25)

Net revenues before private equity and other investment-related gains/(losses)	196		443		(93)	(56)	–	1,172		1,335	(12)

Private equity and other investment-related gains/(losses)	(599)		(109)		305	450	–	(676)		681	–

Net revenues	(403)		334		212	–	–	496		2,016	(75)

Gross and net margin on assets under management (bp)

Gross margin before private equity and other investment-related gains/(losses)	17		34		(6)	–	–	23		21	–

Gross margin on private equity and other investment- related gains/(losses)	(53)		(8)		20	–	–	(13)		11	–

Gross margin	(36)		26		14	–	–	10		32	–

Net margin (pre-tax)	(59)		(8)		(20)	–	–	(22)		3	–

1 Includes a CHF 49 million loss from our investment in Ospraie. 2 Includes Hedging-Griffo. 3 Includes institutional pension advisory business and Credit Suisse (Brazil). 4 Includes a CHF 43 million impairment charge on a Korean joint venture.

Operating environment
In an already extraordinarily difficult year in the financial and credit markets, 4Q08 market and economic conditions deteriorated further. Despite decisive central bank actions and government rescue packages of unprecedented dimensions, the outlook for global financial markets remains uncertain.

Alternative investments, including commodities and real estate, continued to decline in 4Q08, reflecting the deteriorating global economic conditions and the market crisis. The cost and availability of debt financing continued to reduce private equity activity. Private equity fundraising activity declined significantly in 4Q08.

Commodity prices declined sharply amid worries that a global economic slowdown would reduce demand. Continuing into 4Q08, the financial crisis and investor deleveraging led to heavy redemptions at large commodity and hedge funds, forcing them to sell commodity positions at depressed prices. The price of crude oil was down nearly 70% from its peak in July 2008. Natural resources funds, which invest in energy-related and commodity shares, were down significantly in 4Q08.

Equity markets declined significantly globally and continued to exhibit high volatility.
Within credit markets, liquidity remained extremely poor. Investors remained risk averse and favored government and government-guaranteed bonds.
For further information, refer to I – Credit Suisse results – Operating Environment.
Strategic collaboration with Aberdeen Asset Management
We continued to implement our strategy to focus on high-margin, scalable businesses and to reduce our cost base. As part of this strategy, we announced in December the sale of the majority of our global investors business in Europe (excluding Switzerland), the US and Asia Pacific in a strategic collaboration with Aberdeen, one of the UK’s leading institutional asset managers, for up to a maximum of 24.9% of the share capital of Aberdeen. Credit Suisse will have a seat on the Board of Directors of Aberdeen. The transaction is subject to regulatory approvals in various jurisdictions, and is expected to close in 2Q09. The business to be sold comprised assets under management of CHF 67.9 billion as of the end of 4Q08 (CHF 74.9 billion as of November 30, 2008), as well as 400 employees who will transfer to Aberdeen during the course of the year.

The strategic collaboration between Aberdeen and Credit Suisse will allow our clients to benefit from superior investment performance in core traditional products, and enable us to benefit from Aberdeen’s proven capability as a business consolidator. In Switzerland, we will maintain our market-leading asset management franchise, and we expect to realize cost synergies between our multi-asset class solutions business and the Swiss traditional products. We will continue to operate our global investors business in Brazil and through our various joint ventures across the globe. We will manage the remaining global investors business together with multi-asset class solutions as traditional investment strategies.

The global investors business to be sold to Aberdeen, including the costs associated with the transaction and a charge on the allocated goodwill, has been presented as discontinued operations and therefore has not been included in the Asset Management results. Prior periods have been restated to conform to the current presentation.

Results summary
In 4Q08, the loss before taxes was CHF 670 million, compared to a loss of CHF 302 million in 4Q07. Losses from private equity and other investments amounted to CHF 599 million, the vast majority concentrated in middle-market private equity investments related to the real estate and energy sectors in the US, compared to gains of CHF 305 million in 4Q07. Losses on securities purchased from our money market funds were CHF 164 million, compared to CHF 774 million in 4Q07. We continued to manage down our exposure to securities purchased from our money market funds.

Net revenues were negative CHF 403 million, down CHF 615 million compared to 4Q07. Net revenues of CHF 360 million before securities purchased from our money market funds and private equity and other investment-related gains/(losses) were down CHF 321 million, or 47%, compared to 4Q07, mainly due to lower asset management fees, driven by the 26.6% decline in average assets under management, significantly lower performance-based fees, losses associated with proprietary hedge fund positions, including seed capital investments, and an impairment charge on a Korean joint venture (refer to the table “Results before securities purchased from our money market funds”).

Total operating expenses were CHF 267 million, down CHF 246 million, or 48%, compared to 4Q07, primarily reflecting significantly lower performance-related compensation, partially offset by an impairment charge of CHF 41 million on acquired intangible assets.

Compared to 3Q08, the loss before taxes increased CHF 572 million, reflecting the significantly higher private equity and other investment-related losses and higher losses on securities purchased from our money market funds. Net revenues before securities purchased from our money market funds and private equity and other investment-related gains/(losses) were down CHF 119 million, or 25%, primarily due to the lower fees from multi-asset class solutions and the losses on proprietary hedge fund positions. Total operating expenses were down CHF 165 million, or 38%, primarily due to lower performance-related compensation, partially offset by the intangible asset impairment charge.

For 2008, the loss before taxes was CHF 1,127 million, compared to income before taxes of CHF 197 million in 2007. Net revenues were CHF 496 million, down CHF 1,520 million, or 75%, compared to 2007, primarily reflecting private equity and other investment-related losses of CHF 676 million, compared to gains of CHF 681 million in 2007, partially offset by lower losses of CHF 687 million on securities purchased from our money market funds, compared to losses of CHF 920 million in 2007. Net revenues before securities purchased from our money market funds and private equity and other investment-related gains/(losses) were CHF 1,859 million, down CHF 396 million, or 18%, compared to 2007, primarily due to lower asset management fees driven by the 18.3% decline in average assets under management. Total operating expenses were CHF 1,623 million, down CHF 195 million, or 11%, primarily due to lower performance-related compensation.

Assets under management were CHF 411.5 billion, down CHF 187.9 billion, or 31.3%, compared to 4Q07, primarily reflecting negative market performance, net asset outflows and adverse foreign exchange-related movements. Compared to 3Q08, assets under management were down CHF 79.7 billion, or 16.2%, primarily reflecting negative market performance, net asset outflows and adverse foreign exchange-related movements. Net asset outflows in 4Q08 of CHF 21.1 billion included outflows of CHF 8.7 billion in multi-asset class solutions, CHF 5.0 billion in institutional pension advisory, CHF 3.3 billion in money market assets, CHF 3.0 billion in fixed income and CHF 0.5 billion in alternative investment strategies. Equities recorded net inflows of CHF 0.2 billion.

Securities purchased from our money market funds
In the second half of 2007, we repositioned our money market funds by purchasing securities from these funds with the intent to eliminate structured investment vehicle (SIV), ABS, CDO and US subprime exposure. The securities transactions were executed in order to address liquidity concerns caused by the US market’s challenging conditions. We lifted out CHF 145 million of corporate securities from one of our money market funds in 4Q08. We had no legal obligation to purchase these securities.

As of the end of 4Q08, the fair value of our balance sheet exposure from these purchased securities was CHF 567 million, down CHF 451 million, or 44%, from 3Q08. The majority of this exposure was SIVs and CHF 5 million was US subprime, compared to CHF 53 million as of the end of 3Q08. Of the CHF 567 million balance sheet exposure, CHF 356 million were securities issued by SIVs, of which the largest position was CHF 319 million. Corporate securities, all of which were floating rate notes, totaled CHF 210 million.

In 4Q08, in line with our strategy to focus on higher margin, scalable businesses, we decided to close these money market funds. Accordingly, these funds were consolidated as of December 31, 2008.
Compared to 3Q08, net losses on securities purchased from our money market funds were CHF 164 million, up CHF 128 million, and included net losses on securities purchased from our money market funds of CHF 133 million, hedging gains of CHF 17 million and losses of CHF 48 million relating to cash infusions and costs associated with the closing of our money market funds.

Results before securities purchased from our money market funds

			in / end of		% change		in / end of	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Statements of income (CHF million)

Net revenues before private equity and other investment-related gains/(losses)	360	479	681	(25)	(47)	1,859	2,255	(18)

Private equity and other investment-related gains/(losses)	(599)	(109)	305	450	–	(676)	681	–

Net revenues	(239)	370	986	–	–	1,183	2,936	(60)

Provision for credit losses	0	0	1	–	(100)	0	1	(100)

Compensation and benefits	44	263	276	(83)	(84)	884	1,084	(18)

Total other operating expenses	223	169	237	32	(6)	739	734	1

Total operating expenses	267	432	513	(38)	(48)	1,623	1,818	(11)

Income/(loss) from continuing operations before taxes	(506)	(62)	472	–	–	(440)	1,117	–

Statement of income metrics (%)

Compensation/revenue ratio	–	71.1	28.0	–	–	74.7	36.9	–

Non-compensation/revenue ratio	–	45.7	24.0	–	–	62.5	25.0	–

Cost/income ratio	–	116.8	52.0	–	–	137.2	61.9	–

Pre-tax income margin	–	(16.8)	47.9	–	–	(37.2)	38.0	–

Gross and net margin on assets under management (bp)

Gross margin before private equity and other investment-related gains/(losses)	32	37	44	–	–	36	36	–

Gross margin on private equity and other investment- related gains/(losses)	(53)	(8)	20	–	–	(13)	11	–

Gross margin	(21)	29	64	–	–	23	47	–

Net margin (pre-tax)	(45)	(5)	31	–	–	(9)	18	–

Management believes that results before securities purchased from our money market funds is meaningful as it more appropriately reflects the performance of the ongoing business.

Gains/(losses) on securities purchased from our money market funds

				in / end of		% change		in / end of	% change

	4Q08		3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Gains/(losses) (CHF million)

Realized gains/(losses)	62		(1)	(101)	–	–	(36)	(113)	(68)

Unrealized gains/(losses)	(195)		(38)	(676)	413	(71)	(792)	(810)	(2)

Net gains/(losses) [1]	(133)		(39)	(777)	241	(83)	(828)	(923)	(10)

Other	(31)	[2]	3	3	–	–	141	3	–

Securities purchased from our money market funds	(164)		(36)	(774)	356	(79)	(687)	(920)	(25)

1 Includes net interest income. 2 Includes hedging gains of CHF 17 million and losses of CHF 48 million relating to cash infusions and costs associated with the closing of our money market funds.

Movements of securities purchased from our money market funds

	Fair value end of 3Q08	Purchased	Net gains/ (losses)	Sold	Matured/ restruc- tured	Foreign exchange	Fair value end of 4Q08

CP, bonds and other securities issued by (CHF million)

Structured investment vehicles	680	0	(92)	0	(224)	(8)	356

Asset-backed securities vehicles	202	0	(10)	(191)	(9)	9	1

Corporates	136	145	(31)	(46)	0	6	210

Total	1,018	145	(133)	(237)	(233)	7	567

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 35%. The pre-tax income margin was not meaningful in 4Q08, compared to (142.5)% in 4Q07 and (29.3)% in 3Q08. The pre-tax income margin before securities purchased from our money market funds and private equity and other investment-related gains/(losses) was not meaningful in 4Q08, compared to 47.9% in 4Q07 and (16.8)% in 3Q08. Going forward, our target over market cycles will be a pre-tax income margin above 40%.

Net new asset growth rate
In 4Q08, the rolling four-quarter average growth rate was (10.6)%, compared to (0.6)% in 4Q07 and (11.4)% in 3Q08. The annualized quarterly growth rate was (17.2)%, compared to (18.4)% in 4Q07 and (11.2)% in 3Q08.

Gross margin
The gross margin on assets under management was a negative 36 basis points in 4Q08, compared to 14 basis points in 4Q07 and 26 basis points in 3Q08. The gross margin on assets under management before securities purchased from our money market funds and private equity and other investment-related gains/(losses) was 32 basis points in 4Q08, compared to 44 basis points in 4Q07 and 37 basis points in 3Q08.

Assets under management - Asset Management

			in / end of			% change		in / end of		% change

	4Q08	3Q08	4Q07		QoQ	YoY	2008	2007		YoY

Assets under management (CHF billion)

Private equity	37.2	41.0	32.5		(9.3)	14.5	37.2	32.5		14.5

Real estate	34.4	38.0	37.4		(9.5)	(8.0)	34.4	37.4		(8.0)

Credit strategies	11.4	16.9	26.7		(32.5)	(57.3)	11.4	26.7		(57.3)

Hedge fund strategies	54.3	60.8	63.3		(10.7)	(14.2)	54.3	63.3		(14.2)

Other [1]	9.0	13.3	19.6		(32.3)	(54.1)	9.0	19.6		(54.1)

Alternative investment strategies	146.3	170.0	179.5		(13.9)	(18.5)	146.3	179.5		(18.5)

Multi-asset class solutions	126.7	152.5	184.9		(16.9)	(31.5)	126.7	184.9		(31.5)

Equities	5.2	6.2	11.0		(16.1)	(52.7)	5.2	11.0		(52.7)

Fixed income	63.7	80.9	117.4		(21.3)	(45.7)	63.7	117.4		(45.7)

Other [2]	69.6	81.6	106.6		(14.7)	(34.7)	69.6	106.6		(34.7)

Traditional investment strategies	265.2	321.2	419.9		(17.4)	(36.8)	265.2	419.9		(36.8)

Assets under management	411.5	491.2	599.4		(16.2)	(31.3)	411.5	599.4		(31.3)

of which discretionary assets	351.1	421.4	501.4		(16.7)	(30.0)	351.1	501.4		(30.0)

of which advisory assets	60.4	69.8	98.0		(13.5)	(38.4)	60.4	98.0		(38.4)

Assets under management by currency (CHF billion)

USD	105.9	140.4	161.2		(24.6)	(34.3)	105.9	161.2		(34.3)

EUR	56.5	64.2	74.9		(12.0)	(24.6)	56.5	74.9		(24.6)

CHF	224.6	252.6	297.9		(11.1)	(24.6)	224.6	297.9		(24.6)

Other	24.5	34.0	65.4		(27.9)	(62.5)	24.5	65.4		(62.5)

Assets under management	411.5	491.2	599.4		(16.2)	(31.3)	411.5	599.4		(31.3)

Growth in assets under management (CHF billion)

Net new assets	(21.1)	(14.4)	(28.7)		–	–	(63.3)	(3.6)		–

Market movements	(33.2)	(18.4)	(3.5)		–	–	(78.6)	11.4		–

Currency	(14.9)	12.0	(8.3)		–	–	(23.5)	(10.3)		–

Other	(10.5)	(1.6)	16.2	[3]	–	–	(22.5)	14.4	[3,4]	–

Total other effects	(58.6)	(8.0)	4.4		–	–	(124.6)	15.5		–

Growth in assets under management	(79.7)	(22.4)	(24.3)		–	–	(187.9)	11.9		–

Growth in assets under management (annualized) (%)

Net new assets	(17.2)	(11.2)	(18.4)		–	–	(10.6)	(0.6)		–

Total other effects	(47.7)	(6.2)	2.8		–	–	(20.8)	2.6		–

Growth in assets under management	(64.9)	(17.4)	(15.6)		–	–	(31.4)	2.0		–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	(10.6)	(11.4)	(0.6)		–	–	–	–		–

Total other effects	(20.8)	(9.9)	2.6		–	–	–	–		–

Growth in assets under management (rolling four-quarter average)	(31.4)	(21.3)	2.0		–	–	–	–		–

Private equity and other investments (CHF billion)

Private equity and other investments	4.0	4.7	3.3		(14.9)	21.2	4.0	3.3		21.2

Excludes assets under management relating to the agreement to sell part of our global investors business. Prior periods have been restated to conform to the current presentation.
1 Includes Hedging-Griffo. 2 Includes institutional pension advisory business and Credit Suisse (Brazil). 3 Includes CHF 16.6 billion of assets under management relating to the acquisition of Hedging-Griffo. 4 Includes outflows from the sale of the insurance business.

Initiatives and achievements
In 4Q08, we received the following awards and mandates:
– Incisive Media’s Hedge Funds Review named Credit Suisse “Best European Institutional Fund of Hedge Funds Product Provider” at the 2008 European Fund of Hedge Funds Awards. The award spotlighted the Hedge Index Tracker portfolio, which has a six-year track record and primary objective of tracking the performance of one of the hedge fund industry’s leading benchmarks, the Credit Suisse/Tremont Hedge Fund Index.

– The quantitative strategies group raised CHF 4.9 billion in net new assets in 4Q08, bringing total net new assets to over CHF 8.7 billion for 2008.
– We raised CHF 288 million (USD 273 million) in new assets in a commodity strategy fund in 4Q08 from three large US investment advisors.
– Total Return Challenger and Defender funds remained top decile performers in their peer group.
Results detail
The following provides a comparison of our 4Q08 results versus 4Q07 (YoY) and versus 3Q08 (QoQ).
Net revenues
Net revenues before private equity and other investment-related gains/(losses) include asset management fees, performance-based fees, fees from fund administration services provided to clients, revenues from joint ventures and strategic collaborations and realized and unrealized gains and losses on securities purchased from our money market funds. Private equity and other investment-related gains/(losses) include realized and unrealized gains and losses on investments and performance-related carried interest.

Alternative investment strategies
YoY: Down 48% from CHF 402 million to CHF 209 million
The decrease was mainly due to losses associated with proprietary hedge fund positions, including seed capital investments, significantly lower performance-based fees from Hedging-Griffo and lower fees from core real estate strategies.

QoQ: Down 27% from CHF 288 million to CHF 209 million
The decrease was mainly due to the losses associated with the proprietary hedge fund positions.
Traditional investment strategies
YoY: Down 46% from CHF 279 million to CHF 151 million
The decrease was primarily relating to lower fees as a result of lower assets under management, primarily from multi-asset class solutions. Other revenues included an impairment charge of CHF 43 million on a Korean joint venture.

QoQ: Down 21% from CHF 191 million to CHF 151 million
The decrease was primarily relating to lower fees as a result of lower assets under management, primarily from multi-asset class solutions.
Private equity and other investment-related gains/(losses)
YoY: Down from CHF 305 million to CHF (599) million
The decrease was primarily due to the adverse effects of the credit crisis on valuations, including unrealized losses on real estate, distressed debt funds, energy, commodities and emerging markets investments.

QoQ: Down 450% from CHF (109) million to CHF (599) million
The decrease was primarily due to the adverse effects of the credit crisis on valuations, including unrealized losses on real estate, distressed debt funds, emerging markets and commodities.
Operating expenses
Compensation and benefits
YoY: Down 84% from CHF 276 million to CHF 44 million
The decrease was due to lower performance-related compensation reflecting the lower results and the deferral of compensation under the CRA program.
QoQ: Down 83% from CHF 263 million to CHF 44 million
The decrease was due to lower performance-related compensation reflecting the lower results and the deferral of compensation under the CRA program.
General and administrative expenses
YoY: Up 5% from CHF 177 million to CHF 185 million
This increase was mainly due to an impairment charge of CHF 41 million on acquired intangible assets, offset in part by lower professional fees.
QoQ: Up 43% from CHF 129 million to CHF 185 million
This increase was mainly due to the impairment charge on acquired intangible assets.
Personnel
In 4Q08, headcount was down 600 compared to 4Q07 and 3Q08, reflecting a portion of the overall headcount reduction in conjunction with the acceleration of our strategic plan and a reduction of 400 employees who will transfer to Aberdeen during the course of 2009. In 2008, we continued to hire investment talent and build product development and distribution capabilities in alternative investment strategies.

III – Overview of Results and Assets under Management
Results
Assets under Management
Results

									Private Banking			Investment Banking			Asset Management					Corporate Center				Core Results	[1]			Credit Suisse

			Wealth Management			Corporate & Retail Banking

in / end of period	4Q08	3Q08	4Q07	4Q08	3Q08	4Q07	4Q08	3Q08	4Q07	4Q08	3Q08	4Q07	4Q08	3Q08	4Q07	4Q08		3Q08		4Q07		4Q08	3Q08	4Q07		4Q08	3Q08	4Q07

Statements of income (CHF million)

Net revenues	2,048	2,137	2,476	1,091	1,011	1,002	3,139	3,148	3,478	(4,571)	(515)	2,741	(403)	334	212	5		56		27		(1,830)	3,023	6,458		(4,468)	2,684	8,133

Provision for credit losses	113	3	2	17	10	(8)	130	13	(6)	355	119	210	0	0	1	1		(1)		(2)		486	131	203		486	131	203

Compensation and benefits	565	790	778	252	332	320	817	1,122	1,098	1,505	1,492	2,080	44	263	276	630		64		(29)		2,996	2,941	3,425		3,027	2,951	3,436

General and administrative expenses	865	810	513	278	243	255	1,143	1,053	768	999	751	941	185	129	177	428		(19)		110		2,755	1,914	1,996		2,773	1,930	2,014

Commission expenses	142	145	207	31	26	34	173	171	241	349	348	359	38	40	60	33		(21)		(15)		593	538	645		593	538	645

Total other operating expenses	1,007	955	720	309	269	289	1,316	1,224	1,009	1,348	1,099	1,300	223	169	237	461		(40)		95		3,348	2,452	2,641		3,366	2,468	2,659

Total operating expenses	1,572	1,745	1,498	561	601	609	2,133	2,346	2,107	2,853	2,591	3,380	267	432	513	1,091		24		66		6,344	5,393	6,066		6,393	5,419	6,095

Income/(loss) from continuing operations before taxes	363	389	976	513	400	401	876	789	1,377	(7,779)	(3,225)	(849)	(670)	(98)	(302)	(1,087)		33		(37)		(8,660)	(2,501)	189		(11,347)	(2,866)	1,835

Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(3,175)	(1,263)	(407)		(3,175)	(1,263)	(407)

Minority interests	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		1	29	66		(2,686)	(336)	1,712

Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(5,486)	(1,267)	530		(5,486)	(1,267)	530

Income/(loss) from discontinued operations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(538)	6	10		(538)	6	10

Net income/(loss)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(6,024)	(1,261)	540		(6,024)	(1,261)	540

Statement of income metrics (%)

Compensation/revenue ratio	27.6	37.0	31.4	23.1	32.8	31.9	26.0	35.6	31.6	–	–	75.9	–	78.7	130.2	–		–		–		–	97.3	53.0		–	109.9	42.2

Non-compensation/revenue ratio	49.2	44.7	29.1	28.3	26.6	28.8	41.9	38.9	29.0	–	–	47.4	–	50.6	111.8	–		–		–		–	81.1	40.9		–	92.0	32.7

Cost/income ratio	76.8	81.7	60.5	51.4	59.4	60.8	68.0	74.5	60.6	–	–	123.3	–	129.3	242.0	–		–		–		–	178.4	93.9		–	201.9	74.9

Pre-tax income margin	17.7	18.2	39.4	47.0	39.6	40.0	27.9	25.1	39.6	–	–	(31.0)	–	(29.3)	(142.5)	–		–		–		–	(82.7)	2.9		–	(106.8)	22.6

Effective tax rate	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		36.7	50.5	(215.3)		28.0	44.1	(22.2)

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		–	(41.9)	8.2		–	(47.2)	6.5

Net income margin	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		–	(41.7)	8.4		–	(47.0)	6.6

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,191	2,100	1,892	3,760	3,618	3,450	5,951	5,718	5,342	16,728	17,562	20,321	2,697	2,628	2,268	892	[2]	997	[2]	369	[2]	26,233	26,864	28,294		26,233	26,864	28,294

Pre-tax return on average utilized economic capital (%) [3]	67.7	75.9	208.3	54.6	44.3	46.6	59.4	55.9	103.8	(185.4)	(72.7)	(15.8)	(97.9)	(13.1)	(51.1)	–		–		–		(131.4)	(36.5)	3.7		(172.3)	(41.9)	26.9

Post-tax return on average utilized economic capital from continuing operations (%) [3]	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(83.1)	(18.2)	8.3		(83.1)	(18.2)	8.3

Post-tax return on average utilized economic capital (%) [3]	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(91.3)	(18.2)	8.4		(91.3)	(18.2)	8.4

Balance sheet statistics (CHF million)

Total assets	262,019	277,206	268,871	112,752	117,438	107,929	374,771	394,644	376,800	976,713	1,180,743	1,140,740	21,580	24,210	27,784	(217,147)		(224,117)		(201,947)		1,155,917	1,375,480	1,343,377		1,170,350	1,393,599	1,360,680

Net loans	71,481	82,672	76,265	103,399	104,562	99,241	174,880	187,234	175,506	60,837	61,308	64,892	–	–	–	80		117		136		235,797	248,659	240,534		235,797	248,659	240,534

Goodwill	584	652	794	181	181	181	765	833	975	6,972	7,424	7,465	1,593	2,412	2,442	–		–		–		9,330	10,669	10,882		9,330	10,669	10,882

Number of employees (full-time equivalents)

Number of employees	15,400	15,600	14,300	9,000	9,100	8,900	24,400	24,700	23,200	19,700	21,300	20,600	3,000	3,600	3,600	700		700		700		47,800	50,300	48,100		47,800	50,300	48,100

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of minority interests without significant economic interest. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill.

Assets under Management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the investment advice is provided as well as in the segment in which distribution takes place. Any duplication of assets managed on behalf of other segments is eliminated at the Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of the end of 4Q08, assets under management from continuing operations amounted to CHF 1,106.1 billion, down CHF 177.3 billion, or 13.8%, compared to the end of 3Q08. Compared to the end of 4Q07, assets under management from continuing operations were down CHF 356.7 billion, or 24.4%. The decrease reflected primarily adverse market and foreign exchange-related movements, net asset outflows in Asset Management and the closure of certain US money market funds.

In Private Banking, assets under management amounted to CHF 788.9 billion, down CHF 115.4 billion, or 12.8%, compared to the end of 3Q08, and down CHF 206.5 billion, or 20.7%, compared to the end of 4Q07. In Asset Management, assets under management amounted to CHF 411.5 billion, down CHF 79.7 billion, or 16.2%, compared to the end of 3Q08, and down CHF 187.9 billion, or 31.3%, compared to the end of 4Q07. Discontinued operations reflect CHF 67.9 billion assets under management relating to our agreement to sell part of our global investors business in Asset Management to Aberdeen. For further information, refer to II – Results by division – Private Banking and – Asset Management.

Assets under management and client assets

			end of		% change

	4Q08	3Q08	4Q07	QoQ	YoY

Assets under management (CHF billion)

Wealth Management	646.0	751.2	838.6	(14.0)	(23.0)

Corporate & Retail Banking	142.9	153.1	156.8	(6.7)	(8.9)

Private Banking	788.9	904.3	995.4	(12.8)	(20.7)

Asset Management	411.5	491.2	599.4	(16.2)	(31.3)

Assets managed on behalf of other segments	(94.3)	(112.1)	(132.0)	(15.9)	(28.6)

Assets under management from continuing operations	1,106.1	1,283.4	1,462.8	(13.8)	(24.4)

of which discretionary assets	416.1	499.4	586.9	(16.7)	(29.1)

of which advisory assets	690.0	784.0	875.9	(12.0)	(21.2)

Discontinued operations [1]	67.9	86.6	91.9	(21.6)	(26.1)

Assets under management	1,174.0	1,370.0	1,554.7	(14.3)	(24.5)

Client assets (CHF billion)

Wealth Management	720.3	824.1	928.8	(12.6)	(22.4)

Corporate & Retail Banking	199.6	217.7	230.6	(8.3)	(13.4)

Private Banking	919.9	1,041.8	1,159.4	(11.7)	(20.7)

Asset Management	425.1	501.8	629.8	(15.3)	(32.5)

Assets managed on behalf of other segments	(94.3)	(112.1)	(132.0)	(15.9)	(28.6)

Client assets from continuing operations	1,250.7	1,431.5	1,657.2	(12.6)	(24.5)

Discontinued operations [1]	67.9	86.6	91.9	(21.6)	(26.1)

Client assets	1,318.6	1,518.1	1,749.1	(13.1)	(24.6)

1 Includes assets under management relating to our agreement to sell part of our global investors business in Asset Management. Prior periods have been restated to conform to the current presentation.

Growth in assets under management

in	4Q08	3Q08	4Q07	2008	2007

Growth in assets under management (CHF billion)

Wealth Management	2.0	11.3	12.0	42.2	50.2

Corporate & Retail Banking	(0.1)	3.2	2.1	8.7	3.3

Private Banking	1.9	14.5	14.1	50.9	53.5

Asset Management	(21.1)	(14.4)	(28.7)	(63.3)	(3.6)

Assets managed on behalf of other segments	6.6	3.5	0.3	9.4	(6.7)

Net new assets	(12.6)	3.6	(14.3)	(3.0)	43.2

Wealth Management	(107.2)	(33.6)	(8.1)	(234.8)	4.2

Corporate & Retail Banking	(10.1)	(3.4)	(2.2)	(22.6)	(2.5)

Private Banking	(117.3)	(37.0)	(10.3)	(257.4)	1.7

Asset Management	(58.6)	(8.0)	4.4	(124.6)	15.5

Assets managed on behalf of other segments	11.2	4.3	2.1	28.3	(0.3)

Other effects	(164.7)	(40.7)	(3.8)	(353.7)	16.9

Wealth Management	(105.2)	(22.3)	3.9	(192.6)	54.4

Corporate & Retail Banking	(10.2)	(0.2)	(0.1)	(13.9)	0.8

Private Banking	(115.4)	(22.5)	3.8	(206.5)	55.2

Asset Management	(79.7)	(22.4)	(24.3)	(187.9)	11.9

Assets managed on behalf of other segments	17.8	7.8	2.4	37.7	(7.0)

Total growth in assets under management from continuing operations	(177.3)	(37.1)	(18.1)	(356.7)	60.1

Total growth in assets under management from discontinued operations [1]	(18.7)	(4.8)	1.5	(24.0)	9.5

Total growth in assets under management	(196.0)	(41.9)	(16.6)	(380.7)	69.6

Growth in assets under management (annualized) (%) [2]

Wealth Management	1.1	5.8	5.7	5.0	6.4

Corporate & Retail Banking	(0.3)	8.3	5.3	5.5	2.1

Private Banking	0.8	6.3	5.7	5.1	5.7

Asset Management	(17.2)	(11.2)	(18.4)	(10.6)	(0.6)

Assets managed on behalf of other segments	(23.6)	(11.7)	(0.9)	(7.1)	5.4

Net new assets	(3.9)	1.1	(3.9)	(0.2)	3.1

Wealth Management	(57.1)	(17.3)	(3.9)	(28.0)	0.5

Corporate & Retail Banking	(26.4)	(8.9)	(5.6)	(14.4)	(1.6)

Private Banking	(51.9)	(16.0)	(4.2)	(25.9)	0.2

Asset Management	(47.7)	(6.2)	2.8	(20.8)	2.6

Assets managed on behalf of other segments	(40.0)	(14.3)	(6.2)	(21.4)	0.2

Other effects	(51.3)	(12.3)	(1.0)	(24.2)	1.2

Wealth Management	(56.0)	(11.5)	1.8	(23.0)	6.9

Corporate & Retail Banking	(26.7)	(0.6)	(0.3)	(8.9)	0.5

Private Banking	(51.1)	(9.7)	1.5	(20.8)	5.9

Asset Management	(64.9)	(17.4)	(15.6)	(31.4)	2.0

Assets managed on behalf of other segments	(63.6)	(26.0)	(7.1)	(28.5)	5.6

Total growth in assets under management	(55.2)	(11.2)	(4.9)	(24.4)	4.3

1 Includes assets under management relating to our agreement to sell part of our global investors business in Asset Management. Prior periods have been restated to conform to the current presentation. 2 Calculated based on continuing operations.

Growth in assets under management (continued)

in	4Q08	3Q08	4Q07

Growth in net new assets (rolling four-quarter average) (%) [1]

Wealth Management	5.0	6.2	6.4

Corporate & Retail Banking	5.5	6.9	2.1

Private Banking	5.1	6.4	5.7

Asset Management	(10.6)	(11.4)	(0.6)

Assets managed on behalf of other segments	(7.1)	(2.3)	5.4

Growth in net new assets	(0.2)	(0.3)	3.1

1 Calculated based on continuing operations.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Private Banking recorded positive net new assets of CHF 1.9 billion in 4Q08, as asset inflows from clients were almost offset by significant deleveraging of CHF 12.1 billion. Asset Management recorded net asset outflows of CHF 21.1 billion, including outflows of CHF 8.7 billion in multi-asset class solutions, CHF 5.0 billion in institutional pension advisory, CHF 3.3 billion in money market assets, CHF 3.0 billion in fixed income and CHF 0.5 billion in alternative investment strategies.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

IV – Treasury and Risk management
Treasury management
Risk management
Treasury management
We continued to conservatively manage our liquidity and funding position and our capital remained strong with a BIS tier 1 ratio under Basel II of 13.3% as of the end of 4Q08.
Liquidity and funding management
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. For further information, refer to III – Balance sheet, Off-balance sheet, Treasury and Risk – Treasury management in the Credit Suisse Annual Report 2007.

Funding sources and uses
The operating environment was more challenging during 4Q08 than since the financial crisis began. In response, we further strengthened our conservative liquidity and funding management strategy and strong capital base while the financial and credit markets deteriorated. The distribution of our unsecured funding remained consistent with the distribution as of the end of 3Q08, with the majority still from client deposits and long-term debt (refer to the chart “Unsecured funding distribution”). We have existing lending facilities with the SNB, the Fed, the ECB and the BoE, and we continue to benefit from the expansion of eligible collateral under some of those facilities such as the Primary Dealer Credit Facility with the Fed. These facilities have been tested and serve as a secondary source of liquidity if needed. We continued to review our exposure to liquidity risk in 4Q08 to ensure that any potential liquidity needs could be met in the most adverse market environment and in the face of changing business needs. As of the end of 4Q08, our liquid assets included CHF 136 billion of cash and securities accepted under central bank facilities. Our liquid assets have grown significantly from CHF 81 billion as of the end of 3Q08 due to the increased cash position, primarily reflecting the proceeds from the sale of assets in Investment Banking as part of our risk reduction strategy and from loan repayments in Private Banking related to deleveraging. Client deposits, a particularly stable source of funds, covered 117% of total loans outstanding as of the end of 4Q08 (refer to the chart “Funding by asset category”).

Due to the escalating market turbulence in 4Q08, particularly following the bankruptcy of Lehman Brothers, the Swiss Federal Council announced on October 16, 2008 that, in the event that financing problems should emerge for Swiss banks, the government was prepared to guarantee new short-term and medium-term interbank liabilities and money market transactions of Swiss banks. The amount guaranteed for this purpose would depend on the specific needs of the banking system. Credit Suisse has been able to raise debt and capital in the capital markets and has not utilized Swiss government support.

The average spread widened, and the interest coupons on new issuance increased, on our long-term debt and hybrid tier 1 capital in 4Q08, reflecting the effect of the dislocation in the financial markets on financial industry capital markets funding costs.

Liquidity and funding policy
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative and which are described in III – Balance Sheet, Off-Balance Sheet, Treasury and Risk – Treasury management in the Credit Suisse Annual Report 2007. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time.

Debt issuances and redemptions
Our primary sources of liquidity are through consolidated entities. Funding through non-consolidated special purpose entities and asset securitization activity is immaterial. Our capital markets debt issuance includes issues of senior and subordinated debt in US registered offerings and medium-term note programs, euro market medium-term note programs and a samurai shelf registration statement in Japan. Substantially all of our unsecured senior debt is issued without financial covenants that could trigger an increase of our cost of financing or accelerate the maturity of the debt, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

In 4Q08, the Bank issued CHF 1.3 billion of senior debt. Senior debt of CHF 2.6 billion matured and we redeemed CHF 820 million of subordinated debt. Despite the deterioration in credit and financial markets, we successfully completed our long-term funding plan for 2008 raising CHF 37.1 billion. In 4Q08 we also raised significant tier 1 capital (refer to – Capital management).

Capital management
Our consolidated BIS tier 1 ratio under Basel II was 13.3% as of the end of 4Q08, compared to 10.4% as of the end of 3Q08. Our capital position remained strong as we raised CHF 11.2 billion of tier 1 capital, net of fees, from the sale of 93 million treasury shares for CHF 3.2 billion, the issuance of 50 million shares underlying mandatory convertible bonds for CHF 1.7 billion and the net proceeds from the issuance of CHF 6.7 billion hybrid tier 1 capital.

The economic capital coverage ratio increased 35 percentage points from 130% in 3Q08 to 165% in 4Q08. For more information, refer to – Capital adequacy trends.
Shareholders’ equity
Our shareholders’ equity decreased from CHF 39.0 billion as of the end of 3Q08 to CHF 32.3 billion as of the end of 4Q08. The decrease was primarily due to the loss in 4Q08 and the change in other comprehensive income reflecting the negative effect of foreign exchange rate changes on cumulative translation adjustments and pension actuarial losses, partly offset by the sale of treasury shares, the issuance of shares underlying mandatory convertible bonds and the effect of share-based compensation.

At the AGM on May 4, 2007, the shareholders approved a share buyback program of up to CHF 8 billion, of which CHF 4.1 billion, or 52%, was repurchased as of the end of 4Q08. We cancelled this buyback program in October.

Regulatory capital
The Basel Committee on Banking Supervision introduced significant changes to the international capital adequacy standards known as Basel II. These changes affect both risk-weighted assets and eligible capital, and the new standard has been effective for us since January 1, 2008.

Credit Suisse has approval from FINMA to use the advanced internal ratings-based approach (A-IRB) for measuring credit risk and the advanced measurement approach (AMA) for measuring operational risk. Under the A-IRB for measuring credit risk, risk weights are determined by using internal risk parameters for probability of default, loss given default and transactional maturity. The exposure at default is either derived from balance sheet values or by using models.

Under Basel II, operational risk is included in risk-weighted assets. Under the AMA for measuring operational risk, we have identified key scenarios that describe major operational risks relevant for us using an event model.

Credit Suisse has approval from FINMA to use our scaled VaR model in the calculation of trading book market risk capital requirements. For further information regarding scaled VaR refer to Risk management – Market risk.

In addition to the Basel II requirements on VaR backtesting exceptions, the FINMA imposes capital requirements for trading book market risk. In 4Q08, FINMA revised its requirements to impose an increase in market risk capital for every scaled VaR backtesting exception over ten in the prior rolling twelve month period, calculated using backtesting profit and loss, a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. In 4Q08, we incurred significant additional incremental capital charges on trading book market risk-weighted assets under these FINMA requirements.

Eligible capital (tier 1 and tier 2 capital) under Basel II is more affected by changes in deductions to shareholders’ equity than under Basel I. Under Basel II, intangible assets (except software) are deducted and a broader scope of securitization risk exposures and expected losses in excess of eligible provisions are deducted (50% from tier 1 capital and 50% from tier 2 capital).

For further information, refer to III – Balance sheet, Off-balance sheet, Treasury and Risk – Treasury management in the Credit Suisse Annual Report 2007.
New decree defining capital adequacy and leverage ratio requirements
In November 2008, a decree was issued by the FINMA defining new capital adequacy and leverage ratio requirements, with compliance to be phased in by 2013. The new capital adequacy target will be in a range between 50% and 100% above the Pillar I requirements under Basel II. Under the new agreement with the FINMA, lower tier 2 capital will no longer qualify for regulatory capital after 2020, but can be issued through 2010. In addition, the decree includes leverage limits that require us to maintain by 2013 a leverage ratio of tier 1 capital to total assets (on a non-risk-weighted basis) of 3% at the Group and Bank consolidated level and 4% at the Bank on an unconsolidated basis. Total assets are adjusted for purposes of calculating this leverage ratio. The adjustments include assets from Swiss lending activities and certain other assets, such as goodwill and intangibles, that are excluded in determining regulatory tier 1 capital. The FINMA has indicated that it expects the appropriate size of the additional capital buffer will be impacted by market conditions, but the intention is to ensure it can accommodate the procyclical aspects of this measurement tool.

According to the new decree, tier 1 capital consists of shareholders’ equity and qualifying minority interests in subsidiaries (together core tier 1) and other (non-core) tier 1 instruments.
Non-core tier 1 capital instruments are subject to a limit of 50% of overall tier 1 capital. The following categories and maximum values determine the extent to which these non-core instruments can be attributed to tier 1 capital:

– A maximum of 15% of tier 1 capital can be in the form of "innovative instruments" that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable.

– A maximum of 35% of tier 1 capital, less the instruments subject to the 15% limit, can be in the form of hybrid capital instruments that have no fixed maturity and no incentive for repayment.
– A maximum of 50% of tier 1 capital, less the instruments subject to the 15% and 35% limits, can be in the form of instruments that include a predefined mechanism that converts them into core capital, such as mandatory convertible bonds convertible into common stock.

Comparison of Basel I to Basel II as of 4Q07
The tier 1 ratio declined from 11.1% under Basel I to 10.0% under Basel II as of the end of 4Q07, primarily related to decreased tier 1 capital and increased risk-weighted assets. The total capital ratio decreased from 14.5% under Basel I to 12.9% under Basel II, in line with the impact on tier 1 capital, primarily from increased capital deductions.

Tier 1 and total capital declined CHF 2.5 billion, or 7%, and CHF 3.5 billion, or 8%, respectively, due to the deductions relating to intangible assets, increased securitization exposures and expected losses in excess of eligible provisions.

Total risk-weighted assets increased CHF 11.6 billion, or 4%, due to the inclusion of operational risk, offset in part by a decrease in credit risk. Risk-weighted assets derived from market risk and non-counterparty-related risk, primarily fixed assets, were mostly unchanged.

Regulatory capital in 4Q08
Our consolidated BIS tier 1 ratio under Basel II was 13.3% as of the end of 4Q08, compared to 10.4% as of the end of 3Q08, reflecting the decrease in risk-weighted assets and the increase in tier 1 capital.

Risk-weighted assets decreased CHF 50.7 billion to CHF 257.5 billion as of the end of 4Q08, primarily due to credit risk reduction initiatives in Investment Banking, reductions in credit risk exposures across all divisions and the US dollar translation impact, partially offset by the market risk increase mainly due to changes in the regulatory VaR calculation. For further information regarding market risk refer to Risk management – Market risk. Operational risk decreased mainly as a result of the negative effect of the foreign exchange translation.

Tier 1 capital increased from CHF 32.2 billion as of the end of 3Q08 to CHF 34.2 billion as of the end of 4Q08 as the decrease in shareholders’ equity was more than offset by the issuance of hybrid tier 1 capital, recorded in non-cumulative perpetual preferred securities and capital notes, and the change in goodwill and intangible assets, primarily reflecting the translation impact of the depreciation of the US dollar against the Swiss franc and the charges on allocated goodwill. Tier 1 capital also benefited from the change in other adjustments, reflecting the change in the partial reversal of the pension actuarial losses recorded in accumulated other comprehensive income, partly offset by the change in fair value gains on Credit Suisse debt, net of tax. Total eligible capital increased from CHF 44.9 billion to CHF 46.1 billion. Tier 2 capital decreased CHF 0.8 billion, mainly driven by foreign exchange translation effects, the redemption of subordinated debt and the amortization of lower tier 2 instruments for regulatory purposes. For further information refer to the table “BIS Statistics – Group”.

Our total capital ratio under Basel II was 17.9% as of the end of 4Q08, compared to 14.6% as of the end of 3Q08, primarily reflecting the decrease in risk-weighted assets and the increase in tier 1 capital.

The business of the Bank is substantially the same as the business of the Group. The trends for the Bank under Basel II are generally consistent with those for the Group.
Capital

			end of		% change

	4Q08	3Q08	4Q07	QoQ	YoY

Shares outstanding (million)

Common shares issued	1,184.6	1,134.2	1,162.4	4	2

Second trading line treasury shares [1]	–	–	(46.1)	–	100

Other treasury shares	(20.7)	(92.8)	(95.7)	(78)	(78)

Treasury shares	(20.7)	(92.8)	(141.8)	(78)	(85)

Shares outstanding	1,163.9	1,041.4	1,020.6	12	14

Par value (CHF)

Par value	0.04	0.04	0.04	0	0

Shareholders' equity (CHF million)

Common shares	47	45	46	4	2

Additional paid-in capital	25,166	25,346	24,553	(1)	2

Retained earnings	18,780	25,472	33,670	(26)	(44)

Second trading line treasury shares, at cost	–	–	(3,918)	–	100

Other treasury shares, at cost	(752)	(5,281)	(5,460)	(86)	(86)

Treasury shares, at cost	(752)	(5,281)	(9,378)	(86)	(92)

Accumulated other comprehensive income	(10,939)	(6,559)	(5,692)	67	92

Total shareholders' equity	32,302	39,023	43,199	(17)	(25)

Goodwill	(9,330)	(10,669)	(10,882)	(13)	(14)

Other intangible assets	(423)	(568)	(444)	(26)	(5)

Tangible shareholders' equity [2]	22,549	27,786	31,873	(19)	(29)

Book value per share outstanding (CHF)

Total book value per share	27.75	37.47	42.33	(26)	(34)

Goodwill per share	(8.02)	(10.24)	(10.66)	(22)	(25)

Other intangible assets per share	(0.36)	(0.55)	(0.44)	(35)	(18)

Tangible book value per share	19.37	26.68	31.23	(27)	(38)

1 These shares were repurchased in connection with our share buyback program for subsequent cancellation upon shareholder approval. 2 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows for the consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

BIS statistics - Group

					Basel II	Basel I		Basel II % change

end of	4Q08		3Q08		4Q07	4Q07	QoQ	Ytd

Risk-weighted assets (CHF million)

Credit risk	180,425		237,570		252,400	270,266	(24)	(29)

Non-counterparty-related risk	6,994		7,186		7,304	7,262	(3)	(4)

Market risk	39,911		31,066		34,739	34,540	28	15

Operational risk	30,137		32,320		29,197	–	(7)	3

Risk-weighted assets	257,467		308,142		323,640	312,068	(16)	(20)

Eligible capital (CHF million)

Total shareholders' equity	32,302		39,023		43,199	43,199	(17)	(25)

Goodwill and intangible assets	(9,932)		(11,273)		(11,370)	(10,882)	(12)	(13)

Non-cumulative perpetual preferred securities and capital notes [1]	12,140	[2]	5,649	[2]	4,136	4,136	115	194

Qualifying minority interests	1,701		1,711		63	79	(1)	–

Capital deductions 50% from tier 1	(479)		(778)		(2,014)	(71)	(38)	(76)

Other adjustments	(1,524)		(2,162)		(1,774)	(1,724)	(30)	(14)

Tier 1 capital	34,208		32,170		32,240	34,737	6	6

Upper tier 2	3,021		3,329		2,860	2,860	(9)	6

Lower tier 2	9,340		10,170		8,515	8,565	(8)	10

Capital deductions 50% from tier 2	(479)		(778)		(2,014)	–	(38)	(76)

Tier 2 capital	11,882		12,721		9,361	11,425	(7)	27

Investments in non-consolidated banking and finance participations and credit enhancements	–		–		–	(989)	–	–

Investments in insurance entities (50%)	–		–		–	(71)	–	–

Total eligible capital	46,090		44,891		41,601	45,102	3	11

Capital ratios (%)

Tier 1 ratio	13.3		10.4		10.0	11.1	–	–

Total capital ratio	17.9		14.6		12.9	14.5	–	–

1 The FINMA has advised that Credit Suisse Group may continue to include CHF 1.8 billion as tier 1 capital in 4Q08, 3Q08 and 4Q07, respectively, of equity from special purpose entities which are deconsolidated under FIN 46(R). 2 Hybrid tier 1 capital represented 35.0% and 17.1% of adjusted tier 1 capital as of the end of 4Q08 and 3Q08, respectively. Under the decree with FINMA, a maximum of 35% of tier 1 capital can be in the form of these hybrid capital instruments.

BIS statistics - Bank

			Basel II	Basel I

end of	4Q08	3Q08	4Q07	4Q07

Capital ratios (%)

Tier 1 ratio	13.9	9.6	9.6	11.0

Total capital ratio	19.5	14.6	13.2	15.1

The FINMA has advised that the Bank may continue to include as tier 1 capital CHF 4.6 billion, CHF 4.8 billion and CHF 4.8 billion in 4Q08, 3Q08 and 4Q07, respectively, of equity from special purpose entities which are deconsolidated under FIN 46(R).

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is called economic capital because it measures risks in terms of economic realities rather than regulatory or accounting rules. Economic capital is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given the institution’s target financial strength (i.e., long-term credit rating).

Under Pillar II of the Basel II framework (also referred to as the Supervisory Review Process), banks are required to implement a robust and comprehensive framework for assessing capital adequacy, defining internal capital targets and ensuring that these capital targets are consistent with their overall risk profile and the current operating environment. Our economic capital framework has an important role under Pillar II, as it represents our internal view of the amount of capital required to support our business activities.

Economic capital is calculated separately for position risk, operational risk and other risks. These three risks are used to determine our utilized economic capital and are defined as follows:
– Position risk: the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes);

– Operational risk: the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon which is exceeded with a given, small probability (0.03%). Estimating this type of economic capital is inherently more subjective, and reflects both quantitative tools as well as senior management judgment; and

– Other risks: the risks not captured by the above, which include for example, expense risk, pension risk and owned real estate risk. Expense risk is defined as the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk and operational risk. Pension risk is defined as the potential under-funding of our pension obligations in an extreme event and owned real estate risk is defined as the risk associated with the buildings we own.

We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. There were no material changes to the economic capital methodology in 4Q08.

Utilized economic capital trends
Over the course of 4Q08, our utilized economic capital decreased 16%. This was partly driven by the depreciation of the US dollar against the Swiss franc as of the end of 4Q08. Excluding the US dollar translation impact, utilized economic capital decreased 13%, mainly due to reductions in position risk, as well as lower foreign exchange risk between economic capital resources and utilized economic capital within the other risks category.

For Private Banking, utilized economic capital for Corporate & Retail Banking increased 2%, due to higher private banking corporate & retail lending position risk, which was partially offset by reduced emerging markets trade finance exposures. Wealth Management increased 9%, due to increased private banking corporate & retail lending as well as equity trading & investments position risks.

For Investment Banking, utilized economic capital decreased 20%. Excluding the US dollar translation impact, utilized economic capital decreased 16%, mainly due to reductions in most position risk categories.

For Asset Management, utilized economic capital decreased 13%. Excluding the US dollar translation impact, utilized economic capital decreased 8%, mainly due to reduced equity trading & investments position risk.

Corporate Center utilized economic capital decreased 59% due to lower foreign exchange risk between economic capital resources and utilized economic capital within the other risks category.
For further information on our position risk, refer to Risk management – Key position risk trends.
Capital adequacy trends
The economic capital coverage ratio increased 35 percentage points from 130% in 3Q08 to 165% in 4Q08, primarily reflecting the reduction in utilized economic capital, due to reduced position risk, and the increase in economic capital resources from higher tier 1 capital. We have determined to update certain aspects of our economic capital model, mainly updates for increased severity of stress events and for assumed correlation between types of risk, in light of the extreme market dislocation and volatility in 2008. The 4Q08 economic coverage ratio was significantly above our target band of 100% to 140%, however we expect the ratio to decline to the lower part of our target band in 2009 as we implement these updates to our economic capital model.

Economic capital

				in / end of			% change

	4Q08		3Q08	4Q07		QoQ	YoY

Economic capital resources (CHF million)

Tier 1 capital [1]	34,208		32,170	34,737		6	(2)

Economic adjustments [2]	5,310		4,814	4,768		10	11

Economic capital resources	39,518		36,984	39,505		7	0

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	17,867		21,805	22,863		(18)	(22)

Operational risk	2,677		2,795	2,469		(4)	8

Other risks [3]	3,378		3,944	2,141		(14)	58

Utilized economic capital	23,922		28,544	27,473	[4]	(16)	(13)

Economic capital coverage ratio (%)

Economic capital coverage ratio	165.2		129.6	143.8	[4]	–	–

Utilized economic capital by segment (CHF million)

Wealth Management	2,284		2,097	1,923		9	19

Corporate & Retail Banking	3,807		3,715	3,463		2	10

Private Banking	6,091		5,812	5,386		5	13

Investment Banking	14,838		18,619	19,368	[4]	(20)	(23)

Asset Management	2,506		2,889	2,364		(13)	6

Corporate Center	518		1,266	358		(59)	45

Utilized economic capital - Credit Suisse	23,922	[5]	28,544	27,473	[4]	(16)	(13)

Average utilized economic capital by segment (CHF million)

Wealth Management	2,191		2,100	1,892		4	16

Corporate & Retail Banking	3,760		3,618	3,450		4	9

Private Banking	5,951		5,718	5,342		4	11

Investment Banking	16,728		17,562	20,321	[4]	(5)	(18)

Asset Management	2,697		2,628	2,268		3	19

Corporate Center	892		997	369		(11)	142

Average utilized economic capital - Credit Suisse	26,233	[6]	26,864	28,294	[4]	(2)	(7)

Prior economic capital balances have been restated for methodology changes in order to show meaningful trends.
1 Under Basel II from January 1, 2008. Prior period ratios are reported under Basel I and are therefore not comparable. 2 Includes unrealized gains from fair value measurement and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources. 3 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital and diversification benefit. 4 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. 5 Includes a diversification benefit of CHF 31 million. 6 Includes a diversification benefit of CHF 35 million.

Risk management
In line with one of our key priorities, we continued to reduce risk and exposures during 4Q08. Our overall 99% position risk, measured on the basis of the economic capital model, decreased 18% compared to period-end 3Q08, partially driven by the depreciation of the US dollar against the Swiss franc. Excluding the US dollar translation impact, position risk decreased 14%. Average one-day, 99% VaR for our trading books decreased 1% to CHF 162 million, reflecting active risk reduction but unprecedented market volatility. Period-end one-day, 99% VaR decreased 22% to CHF 123 million. We reported a net provision for credit losses of CHF 486 million in 4Q08.

Economic capital
Economic capital is our core Group-wide risk management tool. It represents good current market practice for measuring and reporting all quantifiable risks and measures risk in terms of economic realities rather than regulatory or accounting rules. It also provides a common terminology for risk across the Group which increases risk transparency and improves knowledge-sharing. The development and usage of economic capital methodologies and models have evolved over time without a standardized approach within the industry, therefore comparisons across firms may not be meaningful.

Position risk, which is a component of the economic capital framework, is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes). For further details of the economic capital framework, refer to III – Balance sheet, Off-balance sheet, Treasury and Risk – Treasury management – Economic capital in the Credit Suisse Annual Report 2007.

We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. There were no material changes to the economic capital methodology in 4Q08.

Position risk

			end of			% change

	4Q08	3Q08	4Q07	[1]	QoQ	YoY

Position risk (CHF million)

Fixed income trading [2]	1,570	1,984	2,226		(21)	(29)

Equity trading & investments	2,405	3,254	3,052		(26)	(21)

Private banking corporate & retail lending	2,490	2,377	2,286		5	9

International lending & counterparty exposures	3,294	3,903	4,384		(16)	(25)

Emerging markets	1,741	2,389	2,040		(27)	(15)

Real estate & structured assets [3]	2,012	2,479	3,421		(19)	(41)

Simple sum across risk categories	13,512	16,386	17,409		(18)	(22)

Diversification benefit	(3,684)	(4,414)	(4,759)		(17)	(23)

Position risk (99% confidence level for risk management purposes)	9,828	11,972	12,650		(18)	(22)

Position risk (99.97% confidence level for capital management purposes)	17,867	21,805	22,863		(18)	(22)

Prior balances have been restated for methodology changes in order to show meaningful trends.
1 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. 2 This category comprises fixed income trading, foreign exchange and commodity exposures. 3 This category comprises the real estate investments of the Group, commercial and residential real estate, ABS exposure and real estate acquired at auction.

Key position risk trends
During 4Q08, position risk for risk management purposes decreased 18% compared to the end of 3Q08, partially driven by the depreciation of the US dollar against the Swiss franc. Excluding the US dollar translation impact, position risk decreased 14% as a result of reductions in equity trading & investments, due to reduced equity proprietary trading and hedge fund exposures, and emerging markets, due to lower Latin America and Asia exposures. Position risk also decreased in international lending & counterparty exposures due to reductions in leveraged finance following loan write-downs, the expiration of lending commitments and risk reduction associated with the PAF compensation plan. Real estate & structured assets decreased due to lower commercial real estate exposures following sales, net valuation reductions and risk reduction associated with the PAF compensation plan. Fixed income trading decreased due to reduced traded credit spread and commodity exposures. Private banking corporate & retail lending increased due to updated loan default and recovery parameters and higher commercial loan exposures.

Compared to the end of 4Q07, position risk for risk management purposes decreased 22%. Excluding the US dollar translation impact, position risk decreased 18%, primarily as a result of reductions in real estate & structured assets, due to lower commercial real estate exposures, and reductions in international lending & counterparty exposures, due to lower leveraged finance exposures. Fixed income trading decreased due to reduced traded credit spread, commodity and foreign exchange exposures, partially offset by increased interest rate exposures. Equity trading & investments decreased due to reduced equity trading exposures, and emerging markets decreased due to reduced exposures in Latin America and Asia. Private banking corporate & retail lending increased due to updated loan default and recovery parameters and higher commercial loan exposures and commercial mortgages.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolio they were designed to hedge. Due to the varying nature and structure of hedges, these gains or losses may not perfectly offset the losses or gains on the portfolio.

Market risk
We primarily assume trading risks through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. Other tools are more appropriate for modeling the impact from severe market conditions.

In 4Q08, we introduced a new scaling technique that adjusts the level of VaR to more rapidly reflect sharp increases in market volatility. The new technique (scaled VaR) adjusts VaR in cases where short-term market volatility is higher than longer-term volatility from a three year dataset. This more responsive VaR measure is an additional tool during times when market volatility rapidly increases. We monitor both VaR and scaled VaR for risk management purposes. We have approval from FINMA to use our scaled VaR model in the calculation of trading book market risk capital requirements.

In order to show the aggregate market risk in our trading books, the table entitled “Daily VaR” shows the trading-related market risk on a consolidated basis. It shows ten-day VaR adjusted to a one-day holding period and is based on a 99% confidence level. This means there is a 1-in-100 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR.

Our average one-day, 99% VaR during 4Q08 was CHF 162 million compared to CHF 164 million during 3Q08 and CHF 176 million during 4Q07. Period-end VaR as of the end of 4Q08 decreased 22% to CHF 123 million from CHF 157 million as of the end of 3Q08, and 43% from CHF 216 million as of the end of 4Q07, reflecting our active risk reduction program. Average and period-end VaR decreased during 4Q08 across most risk categories due to active risk reduction programs in equity trading, commercial and residential mortgages and commodities exposures and was achieved despite the additional market volatility included in the data-set used to calculate VaR during 4Q08.

In 4Q08, our average one-day, 99% scaled VaR was CHF 243 million, compared to CHF 214 million during 3Q08 and CHF 257 million during 4Q07. Period-end scaled VaR as of the end of 4Q08 decreased 21% to CHF 185 million from CHF 235 million as of the end of 3Q08, and 36% from CHF 291 million as of the end of 4Q07.

One-day, 99% VaR

in / end of period	Interest rate and credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total VaR	Total scaled VaR

4Q08 (CHF million)

Average	126	18	29	59	(70)		162	243

Minimum	103	7	18	29	–	[1]	123	185

Maximum	160	32	38	126	–	[1]	220	329

End of period	107	16	18	39	(57)		123	185

3Q08 (CHF million)

Average	134	14	32	68	(84)		164	214

Minimum	111	10	24	49	–	[1]	125	160

Maximum	166	21	48	102	–	[1]	219	284

End of period	127	13	31	55	(69)		157	235

4Q07 (CHF million)

Average [2]	110	38	22	89	(83)		176	257

Minimum [2]	87	21	16	72	–	[1]	144	206

Maximum [2]	131	58	36	122	–	[1]	216	320

End of period [2]	124	48	31	91	(78)		216	291

1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit. 2 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends.

Various techniques are used to assess the accuracy of the VaR models, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with VaR calculated using a one-day holding period. A backtesting exception occurs when the trading revenues loss exceeds the daily VaR estimate. We had ten scaled VaR backtesting exceptions during 4Q08, due to the volatile market conditions. The histogram entitled “Actual daily trading revenues” reflects the distribution of actual daily trading revenues during 4Q08, 3Q08 and 4Q07. The width of this distribution provides another indication of the day-to-day risk in our trading activities. For further information on the use of our scaled VaR model in the calculation of trading book market risk capital requirements, refer to Treasury management – Capital management - Regulatory capital.

We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking and risk-transferred to Global Treasury, money market and funding activities by Global Treasury and the deployment of our consolidated equity as well as other activities, including market-making and trading activities involving banking book positions at the divisions. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Global Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Businesses actively manage their interest rate risk positions within approved limits.

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 5.3 million as of the end of 4Q08, compared to a decrease of CHF 3.2 million as of the end of 3Q08, mainly reflecting the impact of hybrid capital instruments issued in 4Q08.

Credit risk
We have credit risk in our lending-related and trading businesses, the majority of which is in Investment Banking and Private Banking.
Loan exposure
Compared to the end of 3Q08, gross loans decreased 5% to CHF 237.5 billion as of the end of 4Q08. In Private Banking, gross loans decreased 7% to CHF 175.8 billion, primarily due to decreases in loans collateralized by securities and loans to financial institutions, reflecting loan repayments as clients deleveraged their portfolios as a result of the unprecedented market dislocation. Gross loans in Investment Banking were stable at CHF 61.6 billion, as decreases in commercial and industrial loans, largely due to risk reduction in our leveraged finance exposures, were offset by an increase in loans to financial institutions.

As of the end of 4Q08, gross impaired loans were CHF 2.7 billion, an increase of 40% from the end of 3Q08, with an increase of CHF 631 million in Investment Banking and an increase of CHF 154 million in Private Banking. In Investment Banking, potential problem loans increased CHF 370 million and non-performing loans increased CHF 282 million. The increase in impaired loans in Private Banking was due to an increase of CHF 205 million in Wealth Management, mainly related to loans collateralized by securities, reflecting increased market volatility and the decline in equity markets, partly offset by a decrease of CHF 51 million in Corporate & Retail Banking.

We recorded a net provision for credit losses of CHF 486 million in 4Q08 compared to CHF 131 million in 3Q08, with CHF 355 million in Investment Banking, mainly on loans made to various Asian borrowers, with the majority of increased provisions related to a single borrower, and CHF 130 million in Private Banking, primarily on loans collateralized by securities. In Investment Banking, coverage of gross impaired loans by allowances for loan losses declined to 62% from 87% as of the end of 3Q08, and coverage in Private Banking was down slightly at 59%.

A significant portion of impaired loans is economically hedged in Private Banking by risk mitigation and in Investment Banking by insurance and other risk mitigation.
Compared to 4Q07, gross loans decreased CHF 4.3 billion, or 2%, mainly due to reductions in commercial and industrial loans in Investment Banking. In Private Banking, the loan book of Corporate & Retail Banking in Switzerland continued to grow during 2008, while the decrease in loans within Wealth Management mainly reflects the deleveraging which occurred during 4Q08 as a result of the market dislocation. In Investment Banking, gross loans decreased 6% to CHF 61.6 billion, due to decreases in commercial and industrial loans, partially offset by increased loans to financial institutions. The decreases in commercial and industrial loans were largely due to risk reduction in our leveraged finance exposures. Gross impaired loans increased 40%, driven by increases in non-performing loans and potential problem loans in Investment Banking and in non-performing loans in Private Banking.

Loans

												Private Banking			Investment Banking			Other	[1]			Credit Suisse

					Wealth Management				Corporate & Retail Banking

end of	4Q08		3Q08		4Q07		4Q08	3Q08	4Q07	4Q08	3Q08	4Q07	4Q08	3Q08	4Q07	4Q08	3Q08	4Q07		4Q08	3Q08	4Q07

Loans (CHF million)

Mortgages	32,759		32,620		31,450		47,824	48,633	48,128	80,583	81,253	79,578	0	0	0	0	0	0		80,583	81,253	79,578

Loans collateralized by securities	20,898		26,532		23,267		252	191	202	21,150	26,723	23,469	0	0	0	0	0	0		21,150	26,723	23,469

Consumer finance	771		1,256		916		4,077	3,959	3,786	4,848	5,215	4,702	1,292	1,370	1,017	0	0	0		6,140	6,585	5,719

Consumer loans	54,428		60,408		55,633		52,153	52,783	52,116	106,581	113,191	107,749	1,292	1,370	1,017	0	0	0		107,873	114,561	108,766

Real estate	5,437		5,361		4,996		16,399	15,944	15,888	21,836	21,305	20,884	1,869	2,028	2,675	0	0	0		23,705	23,333	23,559

Commercial and industrial loans	7,999		9,382		10,661		29,353	29,844	27,910	37,352	39,226	38,571	31,577	35,009	36,788	0	0	11		68,929	74,235	75,370

Loans to financial institutions	3,737		7,569		4,970		5,058	5,448	2,803	8,795	13,017	7,773	24,670	21,243	22,349	80	117	125		33,545	34,377	30,247

Governments and public institutions	32		17		67		1,162	1,271	1,349	1,194	1,288	1,416	2,217	2,198	2,430	0	0	0		3,411	3,486	3,846

Corporate and institutional loans	17,205	[2]	22,329	[2]	20,694	[2]	51,972	52,507	47,950	69,177	74,836	68,644	60,333	60,478	64,242	80	117	136		129,590	135,431	133,022

Gross loans	71,633		82,737		76,327		104,125	105,290	100,066	175,758	188,027	176,393	61,625	61,848	65,259	80	117	136		237,463	249,992	241,788

of which reported at fair value	–		–		–		–	–	–	–	–	–	32,314	36,194	31,047	–	–	–		32,314	36,194	31,047

Net (unearned income) / deferred expenses	13		14		12		21	27	40	34	41	52	(61)	(59)	(72)	0	0	0		(27)	(18)	(20)

Allowance for loan losses [3]	(165)		(79)		(74)		(747)	(755)	(865)	(912)	(834)	(939)	(727)	(481)	(295)	0	0	0		(1,639)	(1,315)	(1,234)

Net loans	71,481		82,672		76,265		103,399	104,562	99,241	174,880	187,234	175,506	60,837	61,308	64,892	80	117	136		235,797	248,659	240,534

Impaired loans (CHF million)

Non-performing loans	306		140		101		582	589	638	888	729	739	748	466	234	0	0	0		1,636	1,195	973

Non-interest-earning loans	40		49		31		236	244	346	276	293	377	0	0	0	0	0	0		276	293	377

Total non-performing loans	346		189		132		818	833	984	1,164	1,022	1,116	748	466	234	0	0	0		1,912	1,488	1,350

Restructured loans	0		0		0		2	0	7	2	0	7	8	29	42	0	0	0		10	29	49

Potential problem loans	65		17		6		312	350	366	377	367	372	426	56	175	0	0	0		803	423	547

Total other impaired loans	65		17		6		314	350	373	379	367	379	434	85	217	0	0	0		813	452	596

Gross impaired loans [3]	411		206		138		1,132	1,183	1,357	1,543	1,389	1,495	1,182	551	451	0	0	0		2,725	1,940	1,946

of which with a specific allowance	386		194		137		967	1,010	1,182	1,353	1,204	1,319	1,180	548	244	0	0	0		2,533	1,752	1,563

of which without a specific allowance	25		12		1		165	173	175	190	185	176	2	3	207	0	0	0		192	188	383

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	79		76		76		755	762	954	834	838	1,030	481	365	283	0	0	3		1,315	1,203	1,316

Net additions charged to statements of income	111		2		1		15	10	(7)	126	12	(6)	295	82	11	0	0	0		421	94	5

Gross write-offs	(21)		(1)		(2)		(31)	(32)	(90)	(52)	(33)	(92)	(9)	(5)	(2)	0	0	0		(61)	(38)	(94)

Recoveries	1		0		0		10	12	9	11	12	9	5	3	11	0	0	0		16	15	20

Net write-offs	(20)		(1)		(2)		(21)	(20)	(81)	(41)	(21)	(83)	(4)	(2)	9	0	0	0		(45)	(23)	(74)

Provisions for interest	3		3		0		2	0	0	5	3	0	2	5	1	0	0	0		7	8	1

Foreign currency translation impact and other adjustments, net	(8)		(1)		(1)		(4)	3	(1)	(12)	2	(2)	(47)	31	(9)	0	0	(3)		(59)	33	(14)

Balance at end of period [3]	165		79		74		747	755	865	912	834	939	727	481	295	0	0	0		1,639	1,315	1,234

of which a specific allowance	142		54		50		557	619	730	699	673	780	468	203	69	0	0	1		1,167	876	850

of which an inherent credit loss allowance	23		25		24		190	136	135	213	161	159	259	278	226	0	0	(1)		472	439	384

Loan metrics (%)

Total non-performing loans / Gross loans [4]	0.5		0.2		0.2		0.8	0.8	1.0	0.7	0.5	0.6	2.6	1.8	0.7	–	–	–		0.9	0.7	0.6

Gross impaired loans / Gross loans [4]	0.6		0.2		0.2		1.1	1.1	1.4	0.9	0.7	0.8	4.0	2.1	1.3	–	–	–		1.3	0.9	0.9

Allowance for loan losses / Total non-performing loans [3]	47.7		41.8		56.1		91.3	90.6	87.9	78.4	81.6	84.1	97.2	103.2	126.1	–	–	–		85.7	88.4	91.4

Allowance for loan losses / Gross impaired loans [3]	40.1		38.3		53.6		66.0	63.8	63.7	59.1	60.0	62.8	61.5	87.3	65.4	–	–	–		60.1	67.8	63.4

The disclosure presents our lending exposure from a risk management perspective and, as such, differs from the loans presentation in Note 13 - Loans in V - Condensed consolidated financial statements - unaudited.
1 Includes Asset Management and Corporate Center. 2 Of which CHF 15,572 million, CHF 19,084 million and CHF 19,629 million were secured by financial collateral and mortgages in 4Q08, 3Q08 and 4Q07, respectively. 3 Impaired loans and allowance for loan losses are on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

V – Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of income (unaudited)

			in		% change		in	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Consolidated statements of income (CHF million)

Interest and dividend income	10,269	11,855	15,218	(13)	(33)	47,939	62,550	(23)

Interest expense	(7,613)	(9,935)	(13,065)	(23)	(42)	(39,403)	(54,108)	(27)

Net interest income	2,656	1,920	2,153	38	23	8,536	8,442	1

Commissions and fees	3,181	3,673	4,781	(13)	(33)	14,812	18,929	(22)

Trading revenues	(6,736)	(2,266)	(721)	197	–	(9,880)	6,146	–

Other revenues	(3,569)	(643)	1,920	455	–	(4,200)	5,804	–

Net revenues	(4,468)	2,684	8,133	–	–	9,268	39,321	(76)

Provision for credit losses	486	131	203	271	139	813	240	239

Compensation and benefits	3,027	2,951	3,436	3	(12)	13,254	16,098	(18)

General and administrative expenses	2,773	1,930	2,014	44	38	7,809	6,833	14

Commission expenses	593	538	645	10	(8)	2,294	2,410	(5)

Total other operating expenses	3,366	2,468	2,659	36	27	10,103	9,243	9

Total operating expenses	6,393	5,419	6,095	18	5	23,357	25,341	(8)

Income/(loss) from continuing operations before taxes and minority interests	(11,347)	(2,866)	1,835	296	–	(14,902)	13,740	–

Income tax expense/(benefit)	(3,175)	(1,263)	(407)	151	–	(4,596)	1,248	–

Minority interests	(2,686)	(336)	1,712	–	–	(2,619)	4,738	–

Income/(loss) from continuing operations	(5,486)	(1,267)	530	333	–	(7,687)	7,754	–

Income/(loss) from discontinued operations, net of tax	(538)	6	10	–	–	(531)	6	–

Net income/(loss)	(6,024)	(1,261)	540	378	–	(8,218)	7,760	–

Basic earnings per share (CHF)

Income/(loss) from continuing operations	(4.87)	(1.23)	0.52	296	–	(7.33)	7.42	–

Income/(loss) from discontinued operations, net of tax	(0.47)	0.01	0.01	–	–	(0.50)	0.01	–

Net income/(loss)	(5.34)	(1.22)	0.53	338	–	(7.83)	7.43	–

Diluted earnings per share (CHF)

Income/(loss) from continuing operations	(4.87)	(1.23)	0.48	296	–	(7.33)	6.95	–

Income/(loss) from discontinued operations, net of tax	(0.47)	0.01	0.01	–	–	(0.50)	0.01	–

Net income/(loss)	(5.34)	(1.22)	0.49	338	–	(7.83)	6.96	–

Consolidated balance sheets (unaudited)

			end of		% change

	4Q08	3Q08	4Q07	QoQ	YoY

Assets (CHF million)

Cash and due from banks	90,035	46,596	38,459	93	134

Interest-bearing deposits with banks	2,012	3,066	3,759	(34)	(46)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	269,028	335,474	296,709	(20)	(9)

of which reported at fair value	164,743	183,815	183,719	(10)	(10)

Securities received as collateral, at fair value	29,454	43,837	28,314	(33)	4

Trading assets, at fair value	342,778	443,264	532,083	(23)	(36)

of which encumbered	69,921	116,587	141,764	(40)	(51)

Investment securities	13,823	13,220	15,731	5	(12)

of which reported at fair value	13,019	12,955	15,453	0	(16)

of which encumbered	0	20	1,908	(100)	(100)

Other investments	27,002	33,855	28,120	(20)	(4)

of which reported at fair value	24,866	28,713	25,195	(13)	(1)

Net loans	235,797	248,659	240,534	(5)	(2)

of which reported at fair value	32,314	36,194	31,047	(11)	4

of which allowance for loan losses	1,639	1,315	1,234	25	33

Premises and equipment	6,350	6,439	6,149	(1)	3

Goodwill	9,330	10,669	10,882	(13)	(14)

Other intangible assets	423	568	444	(26)	(5)

of which reported at fair value	113	119	179	(5)	(37)

Assets of discontinued operations held-for-sale	1,023	0	0	–	–

Other assets	143,295	207,952	159,496	(31)	(10)

of which reported at fair value	34,086	44,304	49,326	(23)	(31)

of which encumbered	3,329	4,456	12,084	(25)	(72)

Total assets	1,170,350	1,393,599	1,360,680	(16)	(14)

Consolidated balance sheets (unaudited)

			end of		% change

	4Q08	3Q08	4Q07	QoQ	YoY

Liabilities and shareholders' equity (CHF million)

Due to banks	58,183	76,846	90,864	(24)	(36)

of which reported at fair value	3,364	3,572	6,047	(6)	(44)

Customer deposits	296,986	312,593	335,505	(5)	(11)

of which reported at fair value	2,538	3,523	6,134	(28)	(59)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	243,370	293,975	300,381	(17)	(19)

of which reported at fair value	174,975	184,814	140,424	(5)	25

Obligation to return securities received as collateral, at fair value	29,454	43,837	28,314	(33)	4

Trading liabilities, at fair value	154,465	187,271	201,809	(18)	(23)

Short-term borrowings	10,964	11,734	19,390	(7)	(43)

of which reported at fair value	2,545	4,377	8,120	(42)	(69)

Long-term debt	150,714	165,038	160,157	(9)	(6)

of which reported at fair value	79,456	99,371	111,293	(20)	(29)

Liabilities of discontinued operations held-for-sale	872	0	0	–	–

Other liabilities	178,121	244,607	164,421	(27)	8

of which reported at fair value	24,362	27,573	24,233	(12)	1

Minority interests	14,919	18,675	16,640	(20)	(10)

Total liabilities	1,138,048	1,354,576	1,317,481	(16)	(14)

Common shares	47	45	46	4	2

Additional paid-in capital	25,166	25,346	24,553	(1)	2

Retained earnings	18,780	25,472	33,670	(26)	(44)

Treasury shares, at cost	(752)	(5,281)	(9,378)	(86)	(92)

Accumulated other comprehensive income/(loss)	(10,939)	(6,559)	(5,692)	67	92

Total shareholders' equity	32,302	39,023	43,199	(17)	(25)

Total liabilities and shareholders' equity	1,170,350	1,393,599	1,360,680	(16)	(14)

			end of		% change

	4Q08	3Q08	4Q07	QoQ	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.04	0	0

Authorized shares (million)	1,309.5	1,309.5	1,359.3	0	(4)

Issued shares (million)	1,184.6	1,134.2	1,162.4	4	2

Repurchased shares (million)	(20.7)	(92.8)	(141.8)	(78)	(85)

Shares outstanding (million)	1,163.9	1,041.4	1,020.6	12	14

Consolidated statements of changes in shareholders' equity (unaudited)

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Number of common shares outstanding

2008 (CHF million)

Balance at beginning of period	46	24,553	33,670	(9,378)	(5,692)	43,199	1,020,627,855	[1]

Net income/(loss)	–	–	(8,218)	–	–	(8,218)	–

Cumulative effect of accounting changes, net of tax [2]	–	–	(33)	–	15	(18)	–

Other comprehensive income/(loss), net of tax	–	–	–	–	(5,262)	(5,262)	–

Issuance of common shares	3	2,544	–	–	–	2,547	71,873,513

Cancellation of repurchased shares	(2)	(884)	(3,237)	4,123	–	0	–

Sale of treasury shares	–	(2,188)	(581)	29,333	–	26,564	582,994,041

Repurchase of treasury shares	–	–	–	(25,032)	–	(25,032)	(514,956,523)	[3]

Share-based compensation, net of tax	–	1,291	–	202	–	1,493	3,353,147

Derivatives indexed to own shares [4]	–	(150)	–	–	–	(150)	–

Cash dividends paid	–	–	(2,821)	–	–	(2,821)	–

Balance at end of period	47	25,166	18,780	(752)	(10,939)	32,302	1,163,892,033	[5]

2007 (CHF million)

Balance at beginning of period	607	24,817	32,306	(9,111)	(5,033)	43,586	1,062,467,061

Net income	–	–	7,760	–	–	7,760	–

Cumulative effect of accounting changes, net of tax	–	–	(829)	–	10	(819)	–

Other comprehensive income/(loss), net of tax	–	–	–	–	(669)	(669)	–

Issuance of common shares	1	59	–	–	–	60	1,389,127

Cancellation of repurchased shares	(27)	(945)	(3,087)	4,059	–	0	–

Sale of treasury shares	–	4	–	36,274	–	36,278	441,949,359

Repurchase of treasury shares	–	–	–	(41,879)	–	(41,879)	(507,256,244)

Share-based compensation, net of tax	–	861	–	1,279	–	2,140	22,078,552

Derivatives indexed to own shares	–	(279)	–	–	–	(279)	–

Repayment out of share capital	(535)	36	–	–	–	(499)	–

Cash dividends paid	–	–	(2,480)	–	–	(2,480)	–

Balance at end of period	46	24,553	33,670	(9,378)	(5,692)	43,199	1,020,627,855

1 At par value CHF 0.04 each, fully paid, net of 141,834,285 treasury shares. In addition to the treasury shares, a maximum of 196,835,440 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Represents the effect of the Group adopting the measurement date provisions of SFAS 158 as of December 31, 2008. 3 Includes 3,595,000 shares repurchased in connection with Credit Suisse Group's share buyback programs. 4 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the leverage element of the Incentive Share Units granted to the employees during 2008. In accordance with EITF 00-19, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 5 At par value CHF 0.04 each, fully paid, net of 20,743,620 treasury shares. 49,700,000 treasury shares which were approved for cancellation at the Annual General Meeting on April 25, 2008, were cancelled in 3Q08. In addition to the treasury shares, a maximum of 124,843,275 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)

			in		% change		in	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Comprehensive income (CHF million)

Net income/(loss)	(6,024)	(1,261)	540	378	–	(8,218)	7,760	–

Gains/(losses) on cash flow hedges	(50)	(8)	(23)	–	117	(71)	(38)	87

Cumulative translation adjustments	(2,679)	1,980	(935)	–	187	(3,550)	(1,783)	99

Unrealized gains/(losses) on securities	(59)	57	14	–	–	(53)	(2)	–

Actuarial gains/(losses)	(1,615)	(5)	1,098	–	–	(1,609)	1,168	–

Net prior service cost	8	7	5	14	60	21	(14)	–

Other comprehensive income/(loss), net of tax	(4,395)	2,031	159	–	–	(5,262)	(669)	–

Comprehensive income/(loss)	(10,419)	770	699	–	–	(13,480)	7,091	–

Consolidated statements of cash flows (unaudited)

		in	% change

	2008	2007	YoY

Operating activities of continuing operations (CHF million)

Net income/(loss)	(8,218)	7,760	–

(Income)/loss from discontinued operations, net of tax	531	(6)	–

Income/(loss) from continuing operations	(7,687)	7,754	–

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	1,174	893	31

Provision for credit losses	813	240	239

Deferred tax provision	(4,935)	(1,076)	359

Share of net income from equity method investments	17	(101)	–

Trading assets and liabilities	113,153	(65,739)	–

(Increase)/decrease in accrued interest, fees receivable and other assets	1,203	(64,540)	–

Increase/(decrease) in accrued expenses and other liabilities	28,217	61,191	(54)

Other, net	(2,084)	3,434	–

Total adjustments	137,558	(65,698)	–

Net cash provided by/(used in) operating activities of continuing operations	129,871	(57,944)	–

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	981	4,059	(76)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	12,635	3,436	268

Purchase of investment securities	(1,727)	(928)	86

Proceeds from sale of investment securities	55	2,905	(98)

Maturities of investment securities	2,668	3,768	(29)

Investments in subsidiaries and other investments	(3,859)	(7,626)	(49)

Proceeds from sale of other investments	2,674	2,288	17

(Increase)/decrease in loans	(6,921)	(35,472)	(80)

Proceeds from sales of loans	596	339	76

Capital expenditures for premises and equipment and other intangible assets	(1,473)	(1,550)	(5)

Proceeds from sale of premises and equipment and other intangible assets	41	250	(84)

Other, net	155	47	230

Net cash provided by/(used in) investing activities of continuing operations	5,825	(28,484)	–

Consolidated statements of cash flows (unaudited) (continued)

		in	% change

	2008	2007	YoY

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(55,288)	52,510	–

Increase/(decrease) in short-term borrowings	(11,407)	(517)	–

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(41,480)	30,493	–

Issuances of long-term debt	107,638	81,151	33

Repayments of long-term debt	(86,567)	(65,306)	33

Issuance of trust preferred securities	(2)	0	–

Issuances of common shares	2,547	60	–

Sale of treasury shares	26,564	36,278	(27)

Repurchase of treasury shares	(25,032)	(41,879)	(40)

Dividends paid/capital repayments	(2,946)	(2,512)	17

Other, net	3,943	6,857	(42)

Net cash provided by/(used in) financing activities of continuing operations	(82,030)	97,135	–

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(2,072)	(1,340)	55

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	(18)	52	–

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	51,576	9,419	448

Cash and due from banks at beginning of period	38,459	29,040	32

Cash and due from banks at end of period	90,035	38,459	134

Supplemental cash flow information (unaudited)

		in	% change

	2008	2007	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	2,078	2,673	(22)

Cash paid for interest	41,154	54,256	(24)

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	383	335	14

Fair value of liabilities assumed	23	300	(92)

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) except for certain disclosures that will be included in the Group’s consolidated financial statements in the Credit Suisse Annual Report 2008 and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2007, included in the Credit Suisse Annual Report 2007. For a description of the Group’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The presentation of period over period change and the 3Q08 consolidated statement of income and consolidated balance sheet have been added for convenience of the reader and are not a required presentation under US GAAP.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a complete description of recently adopted accounting standards, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

FSP EITF 99-20-1
In January 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in Emerging Issues Task Force (EITF) Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and other related guidance. The Group adopted FSP EITF 99-20-1 on December 31, 2008. The adoption of FSP EITF 99-20-1 did not have an impact on the Group’s financial condition, results of operations or cash flows.

FSP FAS 140-4 and FIN 46(R)-8
In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities” (FSP FAS 140-4 and FIN 46(R)-8). FSP FAS 140-4 and FIN 46(R)-8 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation (FIN) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. The Group adopted the disclosures requirements of FSP FAS 140-4 and FIN 46(R)-8 on December 31, 2008. The disclosures required by FSP FAS 140-4 and FIN 46(R)-8 will be included in the Group’s consolidated financial statements in the Credit Suisse Annual Report 2008.

FSP FAS 157-3
In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of SFAS No. 157, “Fair Value Measurements” (SFAS 157) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157-3 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FAS 133-1 and FIN 45-4
In September 2008, the FASB issued FSP No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 applies to credit derivatives within the scope of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), hybrid instruments that have embedded credit derivatives, and guarantees within the scope of FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34” (FIN 45).

FSP FAS 133-1 and FIN 45-4 amends SFAS 133 to require sellers of credit derivatives to disclose information about credit derivatives and hybrid instruments that have embedded credit derivatives. These disclosures include the nature and term of the credit derivative, the maximum potential of future payments the seller could be required to make under the credit derivative, the fair value of the credit derivative and the nature of any recourse provisions that would enable the seller to recover from third parties any amounts paid under the credit derivative.

FSP FAS 133-1 and FIN 45-4 also amends FIN 45 to include the status of the payment and performance risk of the guarantee.
The Group adopted the disclosures requirements of FSP FAS 133-1 and FIN 45-4 on December 31, 2008. The disclosures required by FSP FAS 133-1 and FIN 45-4 will be included in the Group’s consolidated financial statements in the Credit Suisse Annual Report 2008.

SAB 110
In December 2007, the United States (US) Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 110, “Share-Based Payment” (SAB 110). SAB 110 expresses the view of the staff regarding the use of a simplified method, as discussed in SAB No. 107, “Share-Based Payment” (SAB 107), in developing an estimate of the expected term of ‘plain vanilla’ share options in accordance with SFAS No. 123 (revised 2004), “Share Based Payment.” When SAB 107 was issued, the staff indicated that it would not expect a company to use the simplified method for share option grants after December 31, 2007. As the staff now understands that detailed information about employee exercise behavior may not be widely available by December 31, 2007, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007.

The Group adopted SAB 110 on January 1, 2008. The adoption of SAB 110 did not have a material impact on the Group’s financial condition, results of operations or cash flows.
SAB 109
In November 2007, the SEC issued SAB No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings” (SAB 109). SAB 109 provides guidance that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted at fair value through earnings.

SAB 109 retains the view that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment and broadens this view to all written loan commitments that are accounted for at fair value through earnings.

The Group adopted SAB 109 on January 1, 2008. The adoption of SAB 109 did not have a material impact on the Group’s financial condition, results of operations or cash flows.
EITF 06-11
In June 2007, the FASB ratified EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (EITF 06-11). EITF 06-11 addresses share-based payment arrangements where employees receive dividends on awards during the vesting period. EITF 06-11 confirmed that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified non-vested equity shares, non-vested equity share units and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends in those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards.

EITF 06-11 is effective prospectively to income tax benefits that result from dividends on equity classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007. Early application was permitted for the income tax benefits of dividends on equity-classified share-based payment awards that are declared in periods for which financial statements have not yet been issued. The Group early adopted EITF 06-11 for the accounting period ended December 31, 2007 and recognized CHF 13 million of tax benefits in respect of tax on dividend equivalent payments.

FSP FIN 39-1
In April 2007, the FASB issued FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (FSP FIN 39-1). FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. As part of the Group’s implementation procedures for adopting FSP FIN 39-1, it was determined that adopting FSP FIN 39-1 retrospectively is impracticable as it would require undue time and effort. Based on this, the Group adopted the provisions of FSP FIN 39-1 on a prospective basis on January 1, 2008. For further information on the impact of offsetting cash collateral against derivative instruments, refer to Note 12 – Trading assets and liabilities.

SFAS 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement with changes in fair value recognized in earnings. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment. The Group adopted the provisions of SFAS 159 on January 1, 2007. As a result of adoption and election of certain existing instruments under the fair value option, the Group reported a decrease in opening retained earnings of CHF 1,003 million, net of tax. For further information on fair values, refer to Note 21 – Fair value of financial instruments.

SFAS 157
In September 2006, the FASB issued SFAS 157. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It eliminates the EITF Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (EITF 02-3) guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is estimated based upon unobservable market data. SFAS 157 also eliminates the use of blockage factors on instruments that are quoted in active markets by brokers, dealers and investment companies that have been applying the applicable American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guides. SFAS 157 also requires the Group to consider its own credit spreads when measuring the fair value of liabilities. The Group adopted the provisions of SFAS 157 on January 1, 2007. As a result of this adoption, the Group reported an increase in opening retained earnings of CHF 187 million, net of tax. For further information on fair values, refer to Note 21 – Fair value of financial instruments.

SFAS 158
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). SFAS 158 requires an employer to:

(i) recognize in the statement of financial condition the funded status of a defined benefit plan on a prospective basis;
(ii) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87) or No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” (SFAS 106). Amounts recognized in accumulated other comprehensive income (AOCI), including gains or losses, prior service costs or credits and transition assets or obligations remaining from the initial application of SFAS 87 and SFAS 106, are to be adjusted as they are subsequently recognized as a component of net periodic benefit cost;

(iii) measure the defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial condition; and
(iv) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation.

SFAS 158 recognition provisions associated with the funded status of a defined benefit plan was effective as of the end of the fiscal year ending after December 15, 2006. The provision to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial condition is effective for fiscal years ending after December 15, 2008, with early adoption permitted.

The cumulative effect of the Group adopting the recognition provisions of SFAS 158 as of December 31, 2006, was an after-tax decrease in AOCI and consolidated net assets of CHF 1.8 billion.
The cumulative effect after-tax of the Group adopting the measurement provisions of SFAS 158 as of December 31, 2008 was a decrease in retained earnings of CHF 33 million, an increase in AOCI of CHF 15 million and a decrease in consolidated net assets of CHF 18 million.

FIN 48
In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the consolidated financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007, resulted in a decrease in beginning retained earnings of CHF 13 million. For further information on uncertainty in income tax positions, refer to Note 17 – Tax.

Standards to be adopted in future periods
SFAS 141(R)
In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS 141(R)). SFAS 141(R) requires an acquiring entity to recognize all assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, at their fair values as of that date.

SFAS 141(R) also requires substantial new disclosures and will change the accounting treatment for the recognition of acquisition costs, restructuring costs and in-process research and development as well as the recognition and subsequent measurement of acquired contingent liabilities.

SFAS 141(R) is effective on a prospective basis for business combinations in which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008 with the exception for income taxes. The new accounting treatment for income taxes is applicable to business combinations consummated prior to the effective date of SFAS 141(R). The Group will apply SFAS 141(R) to business combinations occurring after January 1, 2009 and there was no impact arising from the exception for income taxes.

SFAS 160
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160). SFAS 160 amends Accounting Research Bulletin (ARB) No. 51 to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary.

SFAS 160 requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent’s equity. In addition, net income attributable to the noncontrolling interest must be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. SFAS 160 has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Group adopted presentation and transaction guidance of SFAS 160 as of January 1, 2009.

FSP FAS 140-3
In February 2008, the FASB issued FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (FSP FAS 140-3). FSP FAS 140-3 applies to a repurchasing financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. FSP FAS 140-3 states that a transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless the two transactions have a valid and distinct business or economic purpose for being entered into separately and the repurchase financing does not result in the initial transferor regaining control over the financial asset. FSP FAS 140-3 establishes a presumption that an initial transfer and a repurchase financing are linked unless certain criteria are met. If the criteria are not met, the initial transfer is not accounted for as a sale by the transferor and the repurchase financing is accounted for as a forward contract.

FSP FAS 140-3 is effective for prospective transactions entered into in fiscal years and interim periods within those fiscal years, beginning after November 15, 2008. Earlier application is not permitted. The Group adopted FSP FAS 140-3 as of January 1, 2009.

SFAS 161
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS 133, with the intent to provide users of financial statements with an enhanced understanding of: i) how and why an entity uses derivative instruments; ii) how derivative instruments and related hedge items are accounted for under SFAS 133 and its related interpretations; and iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.

SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements.

SFAS 161 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The statement encourages but does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In years after initial adoption, SFAS 161 requires comparative disclosures only for periods subsequent to initial adoption. SFAS 161 is a disclosure standard and, as such, will not impact the Group’s financial position, results of operations or cash flows. The Group adopted SFAS 161 as of January 1, 2009.

FSP EITF 03-6-1
In June 2008, the FASB issued FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (FSP EITF 03-6-1). This FSP provides guidance that certain instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in computing earnings per share under the two class method described in SFAS No. 128, “Earnings Per Share.”

FSP EITF 03-6-1 is effective for financial statements issued in the fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented shall be adjusted retrospectively to conform with the provisions of FSP EITF 03-6-1. Early application is not permitted. The Group adopted FSP EITF 03-6-1 as of January 1, 2009. Adoption of FSP EITF 03-6-1 will affect the calculation of earnings per share.

EITF 07-5
In June 2008, the FASB ratified EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (EITF 07-5). EITF 07-5 requires an entity to evaluate whether an equity-linked financial instrument is indexed to its own stock using a two step approach. The first step requires entities to evaluate the instrument’s contingent exercise provisions, if any. The second step requires entities to evaluate the instrument’s settlement provisions.

EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application is permitted by entities that have previously adopted an alternative accounting policy. The Group adopted EITF 07-5 as of January 1, 2009. Adoption of EITF 07-5 will not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FAS 132(R)-1
In December 2008, the FASB issued FSP No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The additional disclosures required by the FSP include:

(i) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;
(ii) the major categories of plan assets;
(iii) the inputs and valuation techniques used to measure the fair value of plan assets;
(iv) the effect of fair value measurements using significant unobservable inputs, (Level 3) on changes in plan assets for the period; and
(v) significant concentrations of risk within plan assets.
The disclosure requirements of FSP FAS 132(R)-1 are required for fiscal years ending after December 15, 2009. FSP FAS 132(R)-1 is disclosure guidance and, as such, will not impact the Group’s financial position, results of operations or cash flows. The Group adopted FSP FAS 132(R)-1 as of January 1, 2009.

Note 2 Business developments
Acquisitions and divestitures
On December 31, 2008 we signed an agreement to sell part of our global investors business in Asset Management to Aberdeen Asset Management (Aberdeen) for up to a maximum of 24.9% of the share capital of Aberdeen, valued at GBP 250 million (CHF 381 million). The transaction is subject to regulatory approvals in various jurisdictions, and is expected to close in the second quarter of 2009. The business to be sold includes the majority of the global investors business in Europe (excluding Switzerland), the US and Asia Pacific.

There were no significant acquisitions in 4Q08.
Note 3 Discontinued operations
On December 31, 2008 we signed an agreement to sell part of our global investors business in Asset Management to Aberdeen. The business to be sold to Aberdeen generated net revenues of CHF 80 million, CHF 103 million, CHF 346 million and CHF 413 million and income/(loss) from discontinued operations, net of tax of CHF (538) million, CHF 10 million, CHF (531) million and CHF 6 million, respectively, in 4Q08, 4Q07, 2008 and 2007. The loss on disposal in 4Q08 included a charge on the allocated goodwill of CHF 577 million. The business had total assets of CHF 1.0 billion and total liabilities of CHF 0.9 billion as of the end of 4Q08. The results of operations of the business to be sold have been reflected in income/(loss) from discontinued operations in the consolidated statements of income for all periods presented. The assets and liabilities of the business to be sold have been presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, in the consolidated balance sheet as of the end of 4Q08. Assets and liabilities are reclassified as held-for-sale in the period in which the disposal determination is made, and prior periods are not reclassified.

Income/(loss) from discontinued operations

			in		% change		in	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Income/(loss) from discontinued operations (CHF million)

Net revenues	80	86	103	(7)	(22)	346	413	(16)

Total expenses	(136)	(78)	(89)	74	53	(393)	(405)	(3)

Income/(loss) from discontinued operations before taxes	(56)	8	14	–	–	(47)	8	–

Loss on disposal	(463)	–	–	–	–	(463)	–	–

Income tax expense	19	2	4	–	375	21	2	–

Income/(loss) from discontinued operations, net of tax	(538)	6	10	–	–	(531)	6	–

Note 4 Segment reporting
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients. It provides access to a wide range of investment classes, building on its global strengths in alternative investments and traditional investment strategies.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as minorities without significant economic interest. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Included in this allocation are gains and losses recorded on the fair value of Credit Suisse own debt.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income/(loss) before taxes

			in		% change		in	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Net revenues (CHF million)

Private Banking	3,139	3,148	3,478	0	(10)	12,907	13,522	(5)

Investment Banking	(4,571)	(515)	2,741	–	–	(1,835)	18,958	–

Asset Management	(403)	334	212	–	–	496	2,016	(75)

Corporate Center	5	56	27	(91)	(81)	294	43	–

Minority interests without significant economic interest	(2,638)	(339)	1,675	–	–	(2,594)	4,782	–

Net revenues	(4,468)	2,684	8,133	–	–	9,268	39,321	(76)

Income/(loss) before taxes and minority interests (CHF million)

Private Banking	876	789	1,377	11	(36)	4,209	5,486	(23)

Investment Banking	(7,779)	(3,225)	(849)	141	–	(14,183)	3,649	–

Asset Management	(670)	(98)	(302)	–	122	(1,127)	197	–

Corporate Center	(1,087)	33	(37)	–	–	(1,062)	(192)	453

Minority interests without significant economic interest	(2,687)	(365)	1,646	–	–	(2,739)	4,600	–

Income/(loss) before taxes and minority interests	(11,347)	(2,866)	1,835	296	–	(14,902)	13,740	–

Total assets

			end of		% change

	4Q08	3Q08	4Q07	QoQ	YoY

Total assets (CHF million)

Private Banking	374,771	394,644	376,800	(5)	(1)

Investment Banking	976,713	1,180,743	1,140,740	(17)	(14)

Asset Management	21,580	24,210	27,784	(11)	(22)

Corporate Center	(217,147)	(224,117)	(201,947)	(3)	8

Minority interests without significant economic interest	14,433	18,119	17,303	(20)	(17)

Total assets	1,170,350	1,393,599	1,360,680	(16)	(14)

Note 5 Net interest income
			in		% change		in	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Net interest income (CHF million)

Loans	2,252	2,209	2,508	2	(10)	8,989	9,007	0

Investment securities	142	168	180	(15)	(21)	639	743	(14)

Trading assets	3,713	4,345	5,386	(15)	(31)	18,213	22,974	(21)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,628	3,611	5,366	(27)	(51)	13,533	22,471	(40)

Other	1,534	1,522	1,778	1	(14)	6,565	7,355	(11)

Interest and dividend income	10,269	11,855	15,218	(13)	(33)	47,939	62,550	(23)

Deposits	(2,292)	(2,343)	(3,844)	(2)	(40)	(10,365)	(15,931)	(35)

Short-term borrowings	(101)	(99)	(211)	2	(52)	(498)	(971)	(49)

Trading liabilities	(1,465)	(1,894)	(1,810)	(23)	(19)	(8,516)	(8,665)	(2)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,835)	(3,525)	(5,341)	(48)	(66)	(12,521)	(21,132)	(41)

Long-term debt	(1,397)	(1,340)	(1,097)	4	27	(4,920)	(4,736)	4

Other	(523)	(734)	(762)	(29)	(31)	(2,583)	(2,673)	(3)

Interest expense	(7,613)	(9,935)	(13,065)	(23)	(42)	(39,403)	(54,108)	(27)

Net interest income	2,656	1,920	2,153	38	23	8,536	8,442	1

Note 6 Commissions and fees
			in		% change		in	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Commissions and fees (CHF million)

Lending business	121	213	352	(43)	(66)	815	2,054	(60)

Investment and portfolio management	1,063	1,369	1,619	(22)	(34)	5,263	5,821	(10)

Other securities business	52	53	52	(2)	0	215	231	(7)

Fiduciary	1,115	1,422	1,671	(22)	(33)	5,478	6,052	(9)

Underwriting	197	190	374	4	(47)	1,049	1,810	(42)

Brokerage	1,118	1,227	1,491	(9)	(25)	4,925	5,848	(16)

Underwriting and brokerage	1,315	1,417	1,865	(7)	(29)	5,974	7,658	(22)

Other customer services	630	621	893	1	(29)	2,545	3,165	(20)

Commissions and fees	3,181	3,673	4,781	(13)	(33)	14,812	18,929	(22)

Note 7 Other revenues
			in		% change		in	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Other revenues (CHF million)

Minority interests without significant economic interest	(2,629)	(401)	1,659	–	–	(2,750)	4,674	–

Loans held-for-sale	379	(179)	(286)	–	–	(269)	(638)	(58)

Long-lived assets held-for-sale	17	32	34	(47)	(50)	56	59	(5)

Equity method investments	(42)	(72)	47	(42)	–	(82)	196	–

Other investments	(1,366)	(114)	349	–	–	(1,540)	1,049	–

Other	72	91	117	(21)	(38)	385	464	(17)

Other revenues	(3,569)	(643)	1,920	455	–	(4,200)	5,804	–

Note 8 Provision for credit losses
			in		% change		in	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Provision for credit losses (CHF million)

Allowance for loan losses	421	94	5	348	–	585	40	–

Provisions for lending-related and other exposures	65	37	198	76	(67)	228	200	14

Provision for credit losses	486	131	203	271	139	813	240	239

Note 9 Compensation and benefits
			in		% change		in	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Compensation and benefits (CHF million)

Salaries and bonuses	2,613	2,598	3,089	1	(15)	11,683	14,400	(19)

Social security	167	176	159	(5)	5	771	859	(10)

Other	247	177	188	40	31	800	839	(5)

Compensation and benefits	3,027	2,951	3,436	3	(12)	13,254	16,098	(18)

Note 10 General and administrative expenses
			in		% change		in	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

General and administrative expenses (CHF million)

Occupancy expenses	243	226	234	8	4	883	899	(2)

IT, machinery, etc.	150	129	147	16	2	517	516	0

Provisions and losses	640	354	74	81	–	955	113	–

Travel and entertainment	143	143	180	0	(21)	583	618	(6)

Professional services	665	494	733	35	(9)	2,140	2,348	(9)

Depreciation of property and equipment	318	213	238	49	34	971	858	13

Goodwill impairment	82	0	0	–	–	82	0	–

Amortization and impairment of other intangible assets	72	15	13	380	454	121	36	236

Other	460	356	395	29	16	1,557	1,445	8

General and administrative expenses	2,773	1,930	2,014	44	38	7,809	6,833	14

Note 11 Earnings per share
			in		% change		in	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Net income (CHF million)

Income/(loss) from continuing operations	(5,486)	(1,267)	530	333	–	(7,687)	7,754	–

Income/(loss) from discontinued operations, net of tax	(538)	6	10	–	–	(531)	6	–

Net income/(loss)	(6,024)	(1,261)	540	378	–	(8,218)	7,760	–

Preferred securities dividends	(60)	–	–	–	–	(60)	–	–

Net income/(loss) available for common shares for basic earnings per share	(6,084)	(1,261)	540	382	–	(8,278)	7,760	–

Net income/(loss) available for common shares for diluted earnings per share	(6,084)	(1,261)	540	382	–	(8,278)	7,760	–

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share	1,139.4	1,034.1	1,019.2	10	12	1,056.6	1,044.6	(99)

Dilutive share options and warrants	0.0	0.0	7.4	–	(100)	0.0	10.4	–

Dilutive share awards	0.0	0.0	66.4	–	(100)	0.0	60.2	–

Weighted-average shares outstanding for diluted earnings per share [1,2]	1,139.4	1,034.1	1,093.0	10	4	1,056.6	1,115.2	(100)

Basic earnings per share (CHF)

Income/(loss) from continuing operations	(4.87)	(1.23)	0.52	296	–	(7.33)	7.42	–

Income/(loss) from discontinued operations, net of tax	(0.47)	0.01	0.01	–	–	(0.50)	0.01	–

Net income/(loss)	(5.34)	(1.22)	0.53	338	–	(7.83)	7.43	–

Diluted earnings per share (CHF)

Income/(loss) from continuing operations	(4.87)	(1.23)	0.48	296	–	(7.33)	6.95	–

Income/(loss) from discontinued operations, net of tax	(0.47)	0.01	0.01	–	–	(0.50)	0.01	–

Net income/(loss)	(5.34)	(1.22)	0.49	338	–	(7.83)	6.96	–

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 71.6 million, 70.5 million, 46.3 million, 66.8 million and 31.2 million for 4Q08, 3Q08, 4Q07, 2008 and 2007, respectively. 2 Due to the net loss in 4Q08, 3Q08 and 2008, 6.9 million, 4.7 million and 6.9 million, respectively, weighted-average share options and warrants outstanding and 55.4 million, 55.3 million and 52.8 million, respectively, weighted-average share awards outstanding, were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Note 12 Trading assets and liabilities
			end of		% change

	4Q08	3Q08	4Q07	QoQ	YoY

Trading assets (CHF million)

Debt securities	153,259	182,874	208,913	(16)	(27)

Equity securities [1]	73,145	144,301	195,243	(49)	(63)

Derivative instruments [2,3]	105,275	98,063	98,485	7	7

Other	11,099	18,026	29,442	(38)	(62)

Trading assets	342,778	443,264	532,083	(23)	(36)

Trading liabilities (CHF million)

Short positions	60,016	108,966	122,720	(45)	(51)

Derivative instruments [2,4]	94,449	78,305	79,089	21	19

Trading liabilities	154,465	187,271	201,809	(18)	(23)

1 Including convertible bonds. 2 In accordance with the provisions of FSP FIN 39-1, the Group offset cash collateral receivables and payables of CHF 51.7 billion and CHF 36.2 billion, respectively, as of the end of 4Q08, and of CHF 26.1 billion and CHF 15.8 billion, respectively, as of the end of 3Q08 against the derivative positions. Cash colleratal receivables and payables of CHF 17.0 billion and CHF 27.7 billion, respectively, as of the end of 4Q08, and of CHF 11.0 billion and CHF 35.5 billion, respectively, as of the end of 3Q08 were not netted, primarily due to the fact that no valid master netting agreement exist. The Group adopted the provisions of FSP FIN 39-1 on a prospective basis as of January 1, 2008. 3 The positive replacement values of trading derivatives before netting as of the end of 4Q08, 3Q08 and 4Q07 was CHF 1,128.3 billion, CHF 603.5 billion and CHF 444.7 billion, respectively. 4 The negative replacement values of trading derivatives before netting as of the end of 4Q08, 3Q08, and 4Q07 was CHF 1,101.4 billion, CHF 573.5 billion and CHF 425.3 billion, respectively.

Note 13 Loans
			end of		% change

	4Q08	3Q08	4Q07	QoQ	YoY

Loans (CHF million)

Banks	1	1	1	0	0

Commercial	45,813	45,637	45,351	0	1

Consumer	86,911	88,210	86,220	(1)	1

Public authorities	1,092	1,176	1,283	(7)	(15)

Lease financings	3,548	3,603	3,263	(2)	9

Switzerland	137,365	138,627	136,118	(1)	1

Banks	8,440	10,186	9,638	(17)	(12)

Commercial	68,941	73,255	71,846	(6)	(4)

Consumer	20,116	25,503	21,508	(21)	(6)

Public authorities	2,319	2,309	2,563	0	(10)

Lease financings	282	112	115	152	145

Foreign	100,098	111,365	105,670	(10)	(5)

Gross loans	237,463	249,992	241,788	(5)	(2)

Net (unearned income)/deferred expenses	(27)	(18)	(20)	50	35

Allowance for loan losses	(1,639)	(1,315)	(1,234)	25	33

Net loans	235,797	248,659	240,534	(5)	(2)

Impaired loan portfolio (CHF million)

Gross impaired loans	2,725	1,940	1,946	40	40

of which with a specific allowance	2,533	1,752	1,563	45	62

of which without a specific allowance	192	188	383	2	(50)

			in		% change		in		% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007		YoY

Allowance for loan losses (CHF million)

Balance at beginning of period	1,315	1,203	1,316	9	0	1,234	1,484		(17)

Change in accounting	0	0	0	–	–	0	(61)	[1]	100

Net additions charged to statements of income	421	94	5	348	–	585	40		–

Gross write-offs	(61)	(38)	(94)	61	(35)	(230)	(295)		(22)

Recoveries	16	15	20	7	(20)	89	93		(4)

Net write-offs	(45)	(23)	(74)	96	(39)	(141)	(202)		(30)

Provisions for interest	7	8	1	(13)	–	19	1		–

Foreign currency translation impact and other adjustments, net	(59)	33	(14)	–	321	(58)	(28)		107

Balance at end of period	1,639	1,315	1,234	25	33	1,639	1,234		33

of which a specific allowance	1,167	876	850	33	37	1,167	850		37

of which an inherent credit loss allowance	472	439	384	8	23	472	384		23

1 Related to the adoption of SFAS 159.

Note 14 Other assets and liabilities
			end of		% change

	4Q08	3Q08	4Q07	QoQ	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	16,994	10,973	18,766	55	(9)

Derivative instruments used for hedging	3,345	646	1,065	418	214

Brokerage receivables	57,498	116,407	54,883	(51)	5

Assets held-for-sale	23,330	34,288	48,206	(32)	(52)

of which loans	23,166	34,065	47,975	(32)	(52)

of which real estate	164	223	231	(26)	(29)

Interest and fees receivable	7,515	9,935	10,808	(24)	(30)

Deferred tax assets	10,627	7,873	5,804	35	83

Prepaid expenses	533	608	565	(12)	(6)

Other	23,453	27,222	19,399	(14)	21

Other assets	143,295	207,952	159,496	(31)	(10)

Other liabilities (CHF million)

Cash collateral on derivative instruments	27,699	35,522	49,307	(22)	(44)

Derivative instruments used for hedging	359	323	84	11	327

Brokerage payables	93,323	147,104	55,808	(37)	67

Provisions [1]	1,802	2,359	2,279	(24)	(21)

of which off-balance sheet risk	484	446	268	9	81

Interest and fees payable	9,629	11,362	11,829	(15)	(19)

Current tax liabilities	1,902	2,511	3,341	(24)	(43)

Deferred tax liabilities	857	1,107	787	(23)	9

Failed sales	9,251	12,854	10,627	(28)	(13)

Other	33,299	31,465	30,359	6	10

Other liabilities	178,121	244,607	164,421	(27)	8

1 Includes provisions for bridge commitments.

Note 15 Long-term debt
			end of		% change

	4Q08	3Q08	4Q07	QoQ	YoY

Long-term debt (CHF million)

Senior	125,081	145,174	141,675	(14)	(12)

Subordinated	25,633	19,864	18,482	29	39

Long-term debt	150,714	165,038	160,157	(9)	(6)

of which reported at fair value	79,456	99,371	111,293	(20)	(29)

Note 16 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service cost	Accumu- lated other compre- hensive income/ (loss)

2008 (CHF million)

Balance at beginning of period	(74)	(4,661)	116	(942)	(131)	(5,692)

Increase/(decrease)	(14)	(3,550)	(62)	(1,643)	(7)	(5,276)

Decrease due to equity method investments	(57)	0	0	0	0	(57)

Reclassification adjustments, included in net income	0	0	9	34	28	71

Adoption of SFAS 158, net of tax	0	0	0	8	7	15

Balance at end of period	(145)	(8,211)	63	(2,543)	(103)	(10,939)

2007 (CHF million)

Balance at beginning of period	(42)	(2,878)	114	(2,110)	(117)	(5,033)

Increase/(decrease)	8	(1,783)	9	1,075	(39)	(730)

Decrease due to equity method investments	(41)	0	0	0	0	(41)

Reclassification adjustments, included in net income	(5)	0	(11)	93	25	102

Adoption of SFAS 159, net of tax	6	0	4	0	0	10

Balance at end of period	(74)	(4,661)	116	(942)	(131)	(5,692)

Note 17 Tax
The increased income tax benefit in 4Q08 was primarily due to the impact of the geographical mix of results in 4Q08 and the recognition of a tax benefit for the current period losses primarily in the US and UK. In addition, tax benefits of CHF 588 million and CHF 290 million were recorded in respect of the Swiss tax effect of the valuation reduction in the investment in subsidiaries and the reversal of the deferred tax liability recorded to cover estimated recapture of loss deductions arising from foreign branches of the Bank. These benefits were offset in part by a CHF 467 million foreign exchange translation loss relating to deferred tax assets recorded in UK entities under enacted UK tax law and denominated in British pounds, which differs from the functional currency of the reporting entities. Net deferred tax assets increased CHF 3,004 million in 4Q08 to CHF 9,770 million. The most significant net deferred tax assets arise in the US and UK and these increased from CHF 7,129 million as of the end of 3Q08 to CHF 9,328 million, net of a valuation allowance of CHF 1,674 million in respect of the deferred tax assets held in a US entity, as of the end of 4Q08.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 145 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2005; Switzerland – 2004; the US – 1999; and the UK – 1997.

Note 18 Employee share-based compensation and other benefits
Share-based compensation
The Group’s share-based compensation is an important part of the overall compensation package for select employees and senior executives. Share-based compensation is designed to promote employee retention and align the interests of employees and shareholders. The majority of share-based compensation is granted as part of the annual incentive performance bonus subsequent to the fiscal year to which the incentive performance bonus relates. Share-based compensation is generally subject to restrictive features such as vesting, forfeiture and blocking rules. For further information on share-based compensation plans and the related fair value assumptions, refer to Note 27 – Employee share-based compensation and other benefits in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

Compensation expense
Compensation expense in any year includes a variable compensation expense for that year’s discretionary performance bonus and fixed expenses for salaries and share-based awards granted in prior years. Recognition of expense in the consolidated statements of income relating to awards granted in prior years is dependent primarily upon the vesting period, which is determined by the plan, retirement eligibility of employees, moratorium periods and certain other terms.

Total compensation expense for share-based compensation and other benefits recognized in the consolidated statements of income in compensation and benefits was CHF 3,539 million and CHF 2,669 million in 2008 and 2007, respectively.

The Group generally repurchases its own shares in the open market to satisfy these obligations but can also issue new shares out of available conditional capital. In 2008 and 2007, the Group delivered approximately 17.2 million and 22.1 million shares, respectively, to employees.

Incentive Share Unit
In January 2007, as part of the 2006 remuneration process, the Group aligned its share-based compensation plans and introduced Incentive Share Units (ISU). Previously granted awards will continue to settle under their original terms and are not affected by the ISU. An ISU is a unit that is similar to shares, but offers additional upside depending on the development of the Credit Suisse Group share price. For each ISU granted, the employee will receive at least one Credit Suisse Group share. In addition, the leverage component can deliver additional upside, which will be determined by the monthly average Credit Suisse Group share price over the three-year period following the grant. Each ISU will vest at a rate of one-third of a share per year over three years, with the potential additional shares vesting on the third anniversary of the grant date, depending on the development of the leverage component.

The compensation expense recognized in 2008 and 2007 related to ISUs was CHF 2,375 million and CHF 1,159 million, respectively. The estimated unrecognized compensation expense related to ISUs as of December 31, 2008 was CHF 1,863 million and will be recognized over the term of the award, subject to early retirement rules.

Incentive Share Unit activities

in 2008	ISU

Number of awards (million)

Balance at beginning of period	25.4

Granted	47.1

Settled	(10.0)

Forfeited	(2.7)

Balance at end of period	59.8

of which vested	1.4

of which unvested	58.4

Performance Incentive Plan
As part of its annual incentive performance bonus process for 2004 and 2005, the Group granted Performance Incentive Plan (PIP) units during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of Credit Suisse Group registered shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets; and ii) share price performance compared to predefined targets and share price performance relative to peers.

The compensation expense recognized in 2008 and 2007 related to PIP I and PIP II was CHF 114 million and CHF 451 million, respectively. The estimated unrecognized compensation expense related to PIP I and PIP II as of December 31, 2008 was CHF 54 million. None of the PIP units were deliverable as of December 31, 2008.

Performance Incentive Plan activities

in 2008	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.5	12.3

Granted	0.1	0.0

Settled	0.0	0.0

Forfeited	(0.2)	(0.1)

Balance at end of period	6.4	12.2

of which vested	3.4	8.3

of which unvested	3.0	3.9

Shares
The Group’s share-based compensation in prior years has included three different types of share awards: phantom shares; Longevity Premium Awards (LPA); and special awards. These share awards entitle the holder to receive one Credit Suisse Group registered share subject to continued employment with the Group, restrictive covenants and cancellation provisions and generally vest between zero and three years.

Special awards, which continue to be utilized on a case by case basis, are generally shares granted to new employees and are in addition to the annual bonus grants. During 2008, 8.6 million new special awards were granted, 15.1 million share awards were settled and 1.5 million share awards were forfeited. The compensation expense recognized in 2008 and 2007 related to shares awarded under phantom share, LPA and special awards were CHF 593 million and CHF 1,059 million, respectively. The estimated unrecognized compensation expense related to these awards as of December 31, 2008 was CHF 398 million.

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group has discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Credit Suisse Group’s shares on the date of grant and expire after ten years.

Partner Asset Facility
As part of the 2008 discretionary performance bonus, the Group granted PAF units to senior employees in the Investment Banking division. The PAF units are indexed to and represent a first-loss interest in a specified pool of illiquid assets (the Asset Pool) that originated in the Group’s Investment Banking division. The specific assets included in the Asset Pool were determined on the date of grant and are expected to remain static throughout the term of the award. The notional value of the PAF units was based on the fair market value of the Asset Pool on the date of grant. Each PAF unit holder will receive a semi-annual cash interest payment of LIBOR plus 250 basis points applied to the outstanding notional value of the PAF units held and will receive the notional value plus any related gains or less any related losses upon liquidation of the Asset Pool. It is anticipated that the Asset Pool will be liquidated and distributed beginning in the fifth year after the date of grant, with completion expected by the end of the eighth year after the date of grant.

On January 21, 2009, the Group granted PAF units with a total notional value of CHF 686 million. 66.67% of the PAF units were fully vested upon grant and 33.33% of the PAF units will vest on March 31, 2009. Total compensation expense recognized in 2008 related to PAF was CHF 457 million. The estimated unrecognized compensation expense as of December 31, 2008 of CHF 229 million will be recognized during 2009. In addition, compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF units until the awards are finally settled.

Cash Retention Awards
Managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of variable compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services will receive deferred variable compensation in the form of CRA. These two-year CRA payments, which will be made in 1Q09, are subject to vesting and other conditions and any unvested CRA will have to be repaid if a claw-back event, such as voluntary termination of employment, occurs. The recognition of accounting expense for the CRAs granted in January 2009 began in 2009 and thus had no impact on the 2008 consolidated financial statements.

Note 19 Pension
The Group previously disclosed in the Credit Suisse Annual Report 2007, that it expected to contribute CHF 574 million to the defined benefit pension plans and to other post-retirement defined benefit plans in 2008. As of December 31, 2008, CHF 833 million of contributions have been made, including approximately CHF 250 million and CHF 140 million as special contributions to the Swiss and UK plans, respectively.

			in		% change		in	% change

	4Q08	3Q08	4Q07	QoQ	YoY	2008	2007	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	66	64	74	3	(11)	263	314	(16)

Interest costs on benefit obligation	151	154	139	(2)	9	610	555	10

Expected return on plan assets	(192)	(196)	(182)	(2)	5	(779)	(734)	6

Amortization of recognized prior service cost	9	9	8	0	13	35	33	6

Amortization of recognized actuarial (gains)/losses	13	15	36	(13)	(64)	51	133	(62)

Net periodic pension costs	47	46	75	2	(37)	180	301	(40)

Curtailment (gains)/losses	3	0	0	–	–	3	0	–

Total pension costs	50	46	75	9	(33)	183	301	(39)

Note 20 Guarantees and commitments
Guarantees

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

4Q08 (CHF million)

Credit guarantees and similar instruments	3,397	4,096	7,493	6,311		464	4,245

Performance guarantees and similar instruments	6,058	6,470	12,528	10,785		99	3,834

Securities lending indemnifications	28,541	0	28,541	28,541		0	28,541

Derivatives [2]	142,377	71,959	214,336	214,336		16,404	–	[3]

Other guarantees	3,902	929	4,831	4,751		7	2,232

Total guarantees	184,275	83,454	267,729	264,724		16,974	38,852

4Q07 (CHF million)

Credit guarantees and similar instruments	3,428	6,041	9,469	8,083		223	5,396

Performance guarantees and similar instruments	4,422	8,130	12,552	10,802		141	3,588

Securities lending indemnifications	40,006	0	40,006	40,006		0	40,006

Derivatives	139,154	991,570	1,130,724	1,130,724		38,866	–	[3]

Other guarantees	3,225	1,008	4,233	4,198		3	1,862

Total guarantees	190,235	1,006,749	1,196,984	1,193,813		39,233	50,852

1 Total net amount is computed as the gross amount less any participations. 2 Excludes credit derivatives within the scope of SFAS 133 and hybrid instruments that have embedded credit derivatives as of 4Q08, as a result of the adoption of FSP FAS 133-1 and FIN 45-4. For further information, refer to Note 1 - Summary of significant accounting policies. 3 Collateral for derivatives accounted for as guarantees is not considered significant.

Guarantees provided by the Group are broadly classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees. For a detailed description of guarantees, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees are reflected in other guarantees.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g., relating to litigation, tax and intellectual property matters) from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations.

Other commitments

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received

4Q08 (CHF million)

Irrevocable commitments under documentary credits	4,144	76	4,220	3,529		1,716

Loan commitments	186,694	51,434	238,128	231,994		160,262

Forward reverse repurchase agreements	28,139	0	28,139	28,139		28,139

Other commitments	4,641	2,152	6,793	6,793		185

Total other commitments	223,618	53,662	277,280	270,455		190,302

4Q07 (CHF million)

Irrevocable commitments under documentary credits	5,874	96	5,970	5,240		2,448

Loan commitments	190,826	58,199	249,025	248,773		171,735

Forward reverse repurchase agreements	40,403	0	40,403	40,403		40,403

Other commitments	2,621	2,264	4,885	4,885		347

Total other commitments	239,724	60,559	300,283	299,301		214,933

1 Total net amount is computed as the gross amount less any participations.

Other commitments of the Group are broadly classified as follows: irrevocable commitments under documentary credits, loan commitments, forward reverse repurchase agreements and other commitments. For a detailed description of these commitments, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

Note 21 Fair value of financial instruments
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high yield debt securities, exchange-traded and certain OTC derivative instruments and certain listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high yield debt securities, distressed debt securities, certain OTC derivatives, certain CDO, certain asset-backed and mortgage-backed securities, non-traded equity securities, private equity and other long-term investments.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of SFAS 133. That is, for instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management reporting to our financial accounting.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows in SFAS 157:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

For further information on the fair value of financial instruments and an overview of the Group’s valuation techniques applied to financial instruments, refer to Note 33 – Financial instruments in V – Consolidated financial instruments – Credit Suisse Group in the Credit Suisse Annual Report 2007.

Assets and liabilities measured at fair value on a recurring basis

end of 4Q08	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	164,743	0	0		164,743

Securities received as collateral	28,416	1,038	0	0		29,454

Trading assets	152,703	1,162,037	51,096	(1,023,058)		342,778

Investment securities	12,016	1,003	0	0		13,019

Other investments	1,183	4,808	18,875	0		24,866

Loans	0	18,005	14,309	0		32,314

Other intangible assets	0	0	113	0		113

Other assets	4,017	16,524	13,645	(100)		34,086

Total assets at fair value	198,335	1,368,158	98,038	(1,023,158)		641,373

Liabilities (CHF million)

Due to banks	0	3,361	3	0		3,364

Customer deposits	0	2,538	0	0		2,538

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	174,975	0	0		174,975

Obligations to return securities received as collateral	28,416	1,038	0	0		29,454

Trading liabilities	61,221	1,076,603	23,590	(1,006,949)		154,465

Short-term borrowings	0	2,195	350	0		2,545

Long-term debt	0	55,603	23,853	0		79,456

Other liabilities	0	21,758	3,251	(647)		24,362

Total liabilities at fair value	89,637	1,338,071	51,047	(1,007,596)		471,159

Net assets/liabilities at fair value	108,698	30,087	46,991	(15,562)	[2]	170,214

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting. 2 In accordance with the provisions of FSP FIN 39-1, the Group offset cash collateral receivables and payables of CHF 51.7 billion and CHF 36.2 billion, respectively, as of the end of 2008 against the derivative positions. The Group adopted the provisions of FSP FIN 39-1 on a prospective basis as of January 1, 2008.

Assets and liabilities measured at fair value on a recurring basis

end of 4Q07	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	183,719	0	0		183,719

Securities received as collateral	25,488	2,826	0	0		28,314

Trading assets	252,055	565,607	60,621	(346,200)		532,083

Investment securities	14,451	992	10	0		15,453

Other investments	565	6,893	17,737	0		25,195

Loans	0	25,409	5,638	0		31,047

Other intangible assets	0	0	179	0		179

Other assets	4,092	37,248	8,080	(94)		49,326

Total assets at fair value	296,651	822,694	92,265	(346,294)		865,316

Liabilities (CHF million)

Due to banks	0	6,041	6	0		6,047

Customer deposits	0	6,134	0	0		6,134

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	140,424	0	0		140,424

Obligations to return securities received as collateral	25,488	2,826	0	0		28,314

Trading liabilities	111,776	416,688	19,597	(346,252)		201,809

Short-term borrowings	0	7,426	694	0		8,120

Long-term debt	0	80,061	31,232	0		111,293

Other liabilities	0	24,102	173	(42)		24,233

Total liabilities at fair value	137,264	683,702	51,702	(346,294)		526,374

Net assets/liabilities at fair value	159,387	138,992	40,563	0		338,942

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis for level 3

2008	Derivatives, net	Private equity investments	Other		Total

Assets (CHF million)

Balance at beginning of period	5,631	17,737	49,569		72,937

Net realized/unrealized gains/(losses) included in net revenues	5,923	(2,023)	(20,583)		(16,683)

Purchases, sales, issuances and settlements	(6,637)	3,553	148		(2,936)

Transfers in and/or out of level 3	(3,303)	813	27,674		25,184

Foreign currency translation impact included in net revenues	(277)	(1,205)	(2,437)		(3,919)

Balance at end of period	1,337	18,875	54,371	[1]	74,583

Liabilities (CHF million)

Balance at beginning of period	–	–	32,374		32,374

Net realized/unrealized (gains)/losses included in net revenues	–	–	(5,795)		(5,795)

Purchases, sales, issuances and settlements	–	–	(4,123)		(4,123)

Transfers in and/or out of level 3			7,035		7,035

Foreign currency translation impact included in net revenues	–	–	(1,899)		(1,899)

Balance at end of period	–	–	27,592	[2]	27,592

Net	1,337	18,875	26,779		46,991

Total realized/unrealized gains/(losses) included in net revenues	5,923	(2,023)	(14,788)		(10,888)

1 Includes primarily RMBS, CDO, CMBS and certain corporate, syndicated and leveraged lending. 2 Includes primarily structured notes.

Assets and liabilities measured at fair value on a recurring basis for level 3

2007	Derivatives, net	Private equity investments	Other		Total

Assets (CHF million)

Balance at beginning of period	189	14,953	10,712		25,854

Net realized/unrealized gains/(losses) included in net revenues	7,351	5,141	(4,057)		8,435

Purchases, sales, issuances and settlements	524	(631)	27,445		27,338

Transfers in and/or out of level 3	(1,929)	(195)	17,800		15,676

Foreign currency translation impact included in net revenues	(504)	(1,531)	(2,331)		(4,366)

Balance at end of period	5,631	17,737	49,569	[1]	72,937

Liabilities (CHF million)

Balance at beginning of period	–	–	27,939		27,939

Net realized/unrealized (gains)/losses included in net revenues	–	–	1,345		1,345

Purchases, sales, issuances and settlements	–	–	14,788		14,788

Transfers in and/or out of level 3	–	–	(8,388)		(8,388)

Foreign currency translation impact included in net revenues	–	–	(3,310)		(3,310)

Balance at end of period	–	–	32,374	[2]	32,374

Net	5,631	17,737	17,195		40,563

Total realized/unrealized gains/(losses) included in net revenues	7,351	5,141	(5,402)		7,090

1 Includes primarily CMBS, RMBS and CDO. 2 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)

			2008				2007

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	(8,768)	(2,120)	(10,888)	[1]	2,137	4,953	7,090	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(2,726)	(3,210)	(5,936)		1,852	2,848	4,700

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). As of December 31, 2008 and December 31, 2007, CHF 3.0 billion and CHF 6.3 billion, respectively, of loans have been recorded at fair value, of which CHF 0.3 billion and CHF 5.7 billion, respectively, were classified as level 2 and CHF 2.6 billion and CHF 0.6 billion, respectively, were classified as level 3.

Fair value option
Upon adoption of SFAS 159, the Group elected fair value for certain of its financial statement captions. The following represents a change to the Group’s fair value elections beginning in 1Q08.
Long-term debt
The Group’s long-term debt includes debt issuances managed by its Global Treasury department that do not contain derivative features (vanilla debt). The Group actively manages the interest rate risk on these instruments with derivatives; in particular, fixed-rate debt is hedged with receive-fixed, pay-floating interest rate swaps. Upon adoption of SFAS 159, the Group availed itself of the simplification objective of the fair value option and elected fair value for this fixed-rate debt in order to achieve a similar financial reporting outcome as that achieved under hedge accounting per the guidance of SFAS 133. Given the significant volatility due to changes in the Group’s credit spreads, the Group did not elect to apply the fair value option to fixed-rate debt issued by the Group in 1Q08 or subsequent and instead will apply hedge accounting.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments

			4Q08			4Q07

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans (90 days or more past due)	131	229	(98)	0	0	0

Non-accrual loans	843	2,017	(1,174)	232	459	(227)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	164,743	163,683	1,060	183,719	183,303	416

Loans	32,314	37,327	(5,013)	31,047	31,517	(470)

Other assets	16,644	27,557	(10,913)	33,936	35,420	(1,484)

Due to banks and customer deposits	(1,384)	(1,430)	46	(5,902)	(5,895)	(7)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(174,975)	(174,631)	(344)	(140,424)	(140,436)	12

Short-term borrowings	(2,545)	(3,146)	601	(8,120)	(8,409)	289

Long-term debt	(79,456)	(89,591)	10,135	(111,293)	(111,595)	302

Other liabilities	(2,637)	(5,184)	2,547	(3,648)	(3,646)	(2)

Gains and losses on financial instruments

	2008		2007

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	11,399	[1]	19,466	[1]

Trading loans	108	[2]	117	[1]

of which related to credit risk	40		(113)

Other investments	(404)	[3]	44	[2]

Loans	(4,028)	[2]	1,345	[1]

of which related to credit risk	(5,146)		(408)

Other assets	(6,509)	[2]	955	[1]

of which related to credit risk	(8,914)		(1,264)

Due to banks and customer deposits	(49)	[1]	(258)	[1]

of which related to credit risk	57		5

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(8,537)	[1]	(21,151)	[1]

Short-term borrowings	93	[2]	0	[1]

of which related to credit risk	9		0

Long-term debt	10,906	[2]	(5,688)	[2]

of which related to credit risk	4,989		1,204

Other liabilities	(1,542)	[2]	(1,402)	[2]

of which related to credit risk	(631)		(1,402)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues.

Note 22 Litigation
In accordance with SFAS No. 5, “Accounting for Contingencies”, the Group has litigation reserves for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation of CHF 0.4 billion (USD 0.4 billion) as of December 31, 2008, after deductions for settlements.

The Group is involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. In respect of each of the matters described above, each of which consists of a number of claims, it is the Group’s belief that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.
VI – Investor information
Investor information

Investor information
Share data

					in / end of

	2008		2007	2006	2005

Share price (common shares, CHF)

Average	48.87		83.02	73.13	54.19

Minimum	24.90		61.90	62.70	46.85

Maximum	66.95		95.45	85.35	68.50

End of period	28.50		68.10	85.25	67.00

Share price (American Depository Shares, USD)

Average	45.48		68.97	58.46	43.40

Minimum	19.01		55.93	50.07	38.75

Maximum	59.76		79.03	70.00	52.91

End of period	28.26		60.10	69.85	50.95

Market capitalization

Market capitalization (CHF million)	33,762		76,024	99,949	81,847

Market capitalization (USD million)	33,478		67,093	81,894	62,241

Dividend per share (CHF)

Dividend per share paid	0.10	[1]	2.50	2.24	2.00

Par value reduction	–		–	0.46	–

1 Proposal of the Board of Directors to the Annual General Meeting on April 24, 2009.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of February 6, 2009	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	–	A-1	F1+

Long-term	Aa2	A	AA-

Outlook	Negative	Stable	Rating Watch Negative

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1	F1+

Long-term	Aa1	A+	AA-

Outlook	Negative	Stable	Rating Watch Negative

Financial calendar and information sources

Financial calendar

First quarter 2009 results	Thursday, April 23, 2009

Annual General Meeting	Friday, April 24, 2009

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse

Procurement Non-IT Switzerland

RSCP 1

Publikationenversand

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary institution	Deutsche Bank Trust Company Americas

Broker Service Desk

Address	Credit Suisse

c/o Mellon Investor Services

P.O. Box 3316

So. Hackensack, NJ 07606

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 201 680 66 26

E-mail	shrrelations@mellon.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. GHBS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

			in / end of		% change

	4Q08	3Q08	4Q07	QoQ	YoY

Average rate

1 USD / 1 CHF	1.14	1.07	1.15	7	(1)

1 EUR / 1 CHF	1.52	1.61	1.66	(6)	(8)

1 GBP / 1 CHF	1.82	2.03	2.34	(10)	(22)

100 JPY / 1 CHF	1.17	1.00	1.01	17	16

Closing rate

1 USD / 1 CHF	1.06	1.12	1.13	(5)	(6)

1 EUR / 1 CHF	1.49	1.57	1.66	(5)	(10)

1 GBP / 1 CHF	1.53	2.00	2.25	(24)	(32)

100 JPY / 1 CHF	1.17	1.06	1.00	10	17

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2009 and beyond;

– the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
– further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and other cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

Design: www.arnold.inhaltundform.com
Production: Management Digital Data AG, Zurich
Printer: NZZ Fretz AG, Zurich

For a detailed presentation of Credit Suisse Group’s financial statements 2007, its company structure, risk management, corporate governance and an in-depth review of its operating and financial results, please refer to the Annual Report 2007. For a summary of our performance during the business year and a close look at innovation through examples from various areas of the bank, refer to our Business Review 2007. For information on how the Bank assumes its responsibilities when conducting its business activities, including its commitments toward the environment and various stakeholders within society, refer to the Corporate Citizenship Report 2007.

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com

5520154 English